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Follow-Up Materials

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THOMSON
FINANCIAL

FILE NO. 82- 3327 FISCAL YEAR 12-31-05

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DATE: 5/4/06

SCMP GROUP LIMITED



Building the Brand

Annual Report **2005**


South China Morning Post
STAMP DUTIES
BLEAK PICTURE
Size of Tamar HQ to be scaled back, harbour activists are told

Mission

When affluent and influential readers want the most reliable English information on Greater China – be it in print or digital form – we want to ensure that the first source they turn to is the South China Morning Post. With over a century as the English language voice of Hong Kong, the SCMP Group remains committed to publishing the world's most authoritative and insightful content on Greater China.


MAXIM
post magazine
The Top Performers
AUTOMOBILE
STYLE
PROPERTY
COSMOPOLITAN
Leading lady

Contents

Financial Highlights

(HK$ millions, unless stated otherwise)	**2005**	*(Restated)* 2004
Turnover*	**1,120.4**	1,022.7
Total operating expenses*	**(833.1)**	(765.1)
Recurring operating profit*	**287.3**	257.6
Profit attributable to shareholders	**246.4**	317.1
Earnings per share (HK cents)		
Before exceptional items	**14.8**	13.8
After exceptional items	**15.8**	20.3
Dividend per share (HK cents)		
Regular	**15.0**	12.0
Special	**-**	3.0
Dividend payout ratio	**95%**	74%
No. of shares outstanding	**1,560,945,596**	1,560,945,596
Fixed assets	**623.0**	602.4
Investment properties	**733.0**	664.6
Long-term investment shares	**147.8**	156.7
Cash and bank balances	**181.4**	363.1
Bank loans and overdraft	**75.6**	249.4
Net current assets	**201.1**	232.6
Net assets	**1,720.5**	1,684.9
Return on invested capital	**13%**	13%
Gearing	**-**	-

**Excludes retailing in year 2004 for comparison purpose*

Group Profile

SCMP Group Limited (SEHK: 583) is the holding company of South China Morning Post Publishers Limited and other subsidiaries engaged mainly in newspaper and magazine publishing. South China Morning Post, its flagship publication, is the leading English language newspaper in Hong Kong with a circulation of over 100,000 and readership of over 300,000 affluent and influential readers. SCMP Group publishes the Chinese language editions of Cosmopolitan, Harper's Bazaar, CosmoGirl! and Maxim.

Corporate Calendar

- SCMP and the Hong Kong Institute of Human Resource Management hold a conference on "**Human Capital Management in Greater China: Maintaining Competitive Advantage and Adding Value to the Pearl River Delta**" attended by some 200 delegates


Greater China

- SCMP and Standard and Poor's co-sponsor the 14th annual "**Fund Manager of the Year Awards**"
- Classified Post and Jiu Jik generate over 3,000 registrations at the Education and Career Expo to further solidify SCMP's market leading position in the recruitment industry
- SCMP reinforces its community engagement with sponsorship of the Hong Kong Arts Festival, the Man Hong Kong International Literary Festival and the Rugby Sevens World Cup
- Cosmopolitan becomes the first women's title to launch a pocket sized edition in Hong Kong



- Classified Post creates high visibility with brand advertisements on 100 buses and a customized tram station in Admiralty
- scmp.com launches a subscriber renewal campaign to coincide with a subscription fee increase

- SCMP relaunches its Life pages in the popular City section. A promotion runs in print, at point of sale and online to generate a database of over 14,000 respondents
- Classified Post, SCMP, scmp.com and Hewitt Associates organize the **Best Employer Awards** to recognize the top 10 best companies to work for in Hong Kong
- scmp.com becomes the first news website in Asia to launch podcasts


Hear all about it
"Join in" scmp.com
scmp.com

- SCMP and Hewitt Associates hold an HR conference on "**Attracting and Retaining Talent in a Growing Economy**" attended by 350 delegates
- SCMP holds the fifth and the sixth seminars (Electricity Sector Reform and Healthcare Funding Reform) as part of the **SCMP-HKU-Citigroup Business and Economic Policy Seminar Series** and attracts over 500 delegates
- Young Post's Young Reporters programme concludes with an exhibition of the winning entries at the Central Library and the British Council

- SCMP holds the 31st annual "**Student of the Year Award**" with the Secretary for Education and Manpower Professor Arthur Li as guest of honour and judge
- Young Post holds a forum attended by over 400 secondary school teachers to discuss English language learning
- Jiu Jik becomes the exclusive media partner in a giant job fair organized by The Hongkong Federation of Youth Groups that attracts over 5,000 visitors
- Classified Post organizes a seminar entitled "**How to Survive the Corporate Jungle**" and receives over 1,000 registrations
- SCMP and the Hong Kong General Chamber of Commerce hold the fourth Pearl River Delta Conference on "**Growth and its Consequences**" in Guangzhou. More than 500 business leaders and government officials from Hong Kong and China attend the event
- Classified Post's brand campaign generates interest with a creative ad execution on 130 taxis
- SCMP launches China Business, a monthly supplement devoted to in-depth, sector-by-sector analysis of the mainland business scene


China Business
Reform road long and arduous
Smaller fry seek out the tasty tidbits

- scmp.com launches Greater China Outlook (see chinaoutlook.scmp.com), a daily digest of Hong Kong and China news in simplified and traditional Chinese
- scmp.com becomes the first in Hong Kong to launch citizen journalism in December 2005 to coincide with the World Trade Organization conference in Hong Kong
- SCMP launches the "**Financial Planner Awards 2005**", co-organized with the Institute of Financial Planners of Hong Kong, to acknowledge individuals from the banking, insurance and financial advisory industries
- SCMP, in association with the International Newspaper Marketing Association and the Association of Accredited Advertising Agents of Hong Kong, holds a conference on "**The Role of Print in the Marketing Mix**" with over 200 media professionals in attendance


THE ROLE OF
Print
IN THE MARKETING MIX

- Classified Post becomes the official media partner in a comprehensive survey of employee attitudes in Hong Kong conducted by Watson Wyatt, a leading global human capital and financial management consultant
- For the 16th consecutive year, SCMP and DHL promote the "**Hong Kong Business Awards**" to recognize outstanding individuals and companies
- SCMP presents the final three seminars of the SCMP-HKU-Citigroup Business and Economic Policy Seminar Series, attracting over 700 delegates
- **Operation Santa Claus**, the SCMP's annual charity campaign raises a record HK$12.2 million in cash, goods and services for 12 charities. This is the first time the campaign breaks HK$10 million in its 18-year history

The SCMP Group can be characterized as a local publishing company with a regional focus and a global impact. In terms of reach we can be compared to the concentric rings that spread out when one drops a pebble into a pool of still water. The first ring is Hong Kong, the next is the Pearl River Delta, then comes the rings of China, the region and the world.



Chairman's Statement

I am pleased to report that in 2005 the SCMP Group achieved moderate success in its financial performance. Before allowing for extraordinary charges and adjustments the Group's operations generated a profit of HK$287.3 million.

Over the course of the year, we conducted a group-wide exercise to examine the organization's strengths and weaknesses. This resulted in a call to action for all our staff and associates. The value proposition of the SCMP that emerged can best be described as one of engagement: engage change, engage our stakeholders and engage our community.

As part of the SCMP value proposition we are committed to improve processes and systems to raise efficiency across the operations of our core business – publishing. We are now reorganizing to better prepare for expansion of this business across the region and, in particular, throughout Greater China.

Brand Building

The value of the South China Morning Post brand strongly reflects the quality of our affluent readership. This is what advertisers pay a premium for. We will continue to invest in building a strong and valuable readership base in both Hong Kong and the region.

We raised our level of proficiency and capability across the Group by investing in people through recruitment programs as well as training. These critical initiatives are ongoing.

To enhance our brand we increased participation in organizing and sponsoring major conferences, forums and events in Hong Kong and on the mainland. This has raised the visibility and reach of the SCMP.

In addition, we were early to embrace the internet and engage in exploiting the digital transformation of our industry. Achievements so far have been modest but most encouraging. We are well on our way to building a multimedia platform for our content that will drive the digital component of both the brand and the business for many years to come.

Finally, I extend my sincere thanks to my fellow Directors for their valuable contributions and wise counselling throughout the year. I would also like to express my appreciation to management and staff for a job well done. And, I would like to thank all our stakeholders for their ongoing endorsement and support of the SCMP Group.

Kuok Khoon Ean

Chairman


South China Morning Post
TUNG 'WILL STAND DOWN EARLY'
He could go this month; Donald Tsang to take over, say sources in Beijing
Tsang – from colonial-era official to main contender
post magazine
Zhang Ziyi
South China Morning Post
South China Morning Post
招職 jiu jik
South China Morning Post
9月16日
Issue 323
www.jiujik.com
陳慧琳的
積極人生
Supplement

Management Report

The financial year ended 31 December 2005 was a successful one for the SCMP Group Limited (Group or SCMP). The South China Morning Post, the Group's flagship publication, demonstrated that the publishing business is very much alive and well. In a year marked by fierce competition for advertising and circulation, the newspaper and magazine divisions achieved a 15% and 108% growth in recurring operating profit, respectively.

At the end of 2005, the Group is in a strong financial position, the operational side of the business is stable and the future looks promising. Within this dynamic operating environment management strongly believes that it is through the building and strengthening of the publishing business that shareholder value can best be delivered.

Financial Review

The Group achieved a 12% rise in recurring operating profit to $287.3 million in 2005. This result reflected a solid performance from the core publishing business in a competitive market environment. The increase in publishing profit was partly offset by lower contribution and losses from other subsidiaries.

Turnover rose 10% to $1.1 billion. Net profit attributable to shareholders reached $246.4 million, compared with $317.1 million in 2004. The 2005 result included a revaluation surplus of $50.4 million and a provision for asset impairment of $35.7 million. The 2004 result included a one-time gain on the sale of the retail business of $76.8 million and a revaluation surplus of $18.1 million.

Boosted by a recovery in consumer spending and solid GDP growth, display advertising rose 13% while classified advertising grew 11%. Advertising rates improved across all products except for business notices, where rates remained on par with 2004. At the same time, weekday circulation showed a 4% and 3% gain in the first and second half, respectively, compared with the same periods in 2004.

Revenue at the magazine publishing division rose 19%, despite a competitive environment for advertising and circulation. The SCMP's three women's titles fared well, with Cosmopolitan marking a record year in advertising pages sold.

Operating costs and expenses from continuing operations rose 9% to $833.1 million. Staff costs increased 8% and average newsprint cost rose 18% from US$476 to US$563 per metric ton. Staff and newsprint costs made up about half of total expenses.

Operational Overview

Given the sale of the retail business in 2004, the 2005 financial result reflects the first full year impact of refocusing on the publishing business. 96% of revenue is generated by publishing, up from about 70% in 2004.

The Regioman press is the largest investment the SCMP Group has made in its publishing business in recent years. This state-of-the-art press allows the SCMP to produce a better quality range of products for readers and advertisers alike

Revenues


Newspaper publishing 84%
Others 4%
Magazine and book publishing 12%

Recurring Operating Profit


Newspaper publishing 93%
Others 1%
Magazine and book publishing 6%

Operating Costs


Depreciation & amortisation 9%
44% Staff cost
Other opex 19%
A&P 4%
Rent 4%
Newsprint 10%
Other production cost 10%

During the year, executives and editors were promoted to key leadership roles to produce a new corporate and editorial strategy. It was a strong year for editorial content, with the SCMP winning numerous awards for journalism, newspaper design and technical excellence.

New printing presses were commissioned in November 2005. This was the largest investment the Group has made in recent times. With full colour capability these presses will increase the attractiveness of the SCMP as an advertising medium, improve on advertising yields and deliver an even more attractive newspaper to readers.

Creative executions provided display and classified advertisers with new options. The sales teams introduced products that made better and more creative use of print media. To reinforce the value of the newspaper to advertisers the SCMP invested in market research and readership surveys.

The SCMP used the strength of its brand to introduce digital products and services. A leader in product innovation, the SCMP was the first Asian news website to offer interactive dialogue. Columnists and reporters now interact with readers through "On the Spot" sessions. SCMP was also the first publisher to launch podcasts on the website and on MP3 players in Hong Kong. The website also carries vidcasts and syndicates content to 3G mobile operators.

Brand Building

With over a century of daily publishing under its belt, the "South China Morning Post" brand is synonymous with the values of Hong Kong as well as the quality and independence of English language reporting on China. The SCMP is proud of its place amongst the elite of the publishing world when it comes to integrity, objectivity and professionalism. The Group understands the need to protect and nurture the brand as a valuable asset, especially in an industry where complacency is to be avoided at all cost.

Building the brand involves improving every aspect of the business. Key initiatives include:

- Strengthening the editorial team to improve and expand content on Hong Kong and China
- Providing display and classified advertisers with more options to reach affluent and influential readers
- Investing in technology to build a multimedia platform for content and advertising
- Building a sustainable and long-term presence in mainland China on the editorial, circulation and online fronts

In line with its key initiatives, the SCMP plans to enhance coverage in Hong Kong and China to engage readers, advertisers and the community.

The Group wants to make sure that when Hong Kong, China and the world look for English language information on Greater China – on any platform – there remains no greater authoritative source than the SCMP. The effort to build a world class editorial team continues with the recent appointment of a new editor-in-chief. Although the SCMP already has the largest presence on the mainland of all international publications with 20 correspondents in the Beijing, Shanghai and Guangzhou bureaus, the China team will further expand in coming years.

One of the most important investment decisions near-term is how to apply digital tools to transform the SCMP from a newspaper into a content brand. In a world where content is king and digital delivery expands reach by disseminating information across many communications tools, the Group is evolving in the way content is provided. This entails the integration of print and online platforms to create a strong digital component to the brand.

SCMP is investing in a new content management system to improve the user experience on all websites, accelerate product development and create advertising options. This system is the foundation for the redevelopment of websites in areas such as recruitment and corporate announcements. There will also be more joint team efforts to maximize cross-media advertising sales.

The Group has just begun to touch on how to expand its mainland presence. The management team is focused on meeting this challenge. In doing so, the Group will maintain a cautious and conservative stance. In the long run, SCMP is determined to build a powerful brand on the mainland to capture opportunities as they arise.

Outlook

The outlook for the SCMP Group in 2006 is positive. Stable economic growth is expected for both Hong Kong and China and this will bolster overall performance. A strong Hong Kong economy bodes well for advertising and circulation. In addition, the SCMP is expected to benefit from higher advertising rates.

The future is not without challenges. Circulation is under pressure. Readers and advertisers have more choices than ever before. Advertising revenues from business notices are at risk given a pending change in Hong Kong Exchange listing rules. Cost pressures from rising newsprint prices, salaries and rent remain a concern.

EBITDA margin



33%
33%
2004
2005
Group
36%
36%
2004
2005
Newspaper

Notes: 2004 Group figures were restated to exclude retailing

The Group is responding to these challenges by building an editorial team that is committed to the highest standards of excellence, expanding and enhancing print and online platforms, creating products that provide advertisers with more choices to reach an affluent and influential audience as well as transforming editorial and commercial efforts to better serve readers and advertisers.

The success of these initiatives rests on a leadership team that is rethinking the way content is delivered, the way business is conducted and how to enhance the value of the South China Morning Post brand; a business that derives strength from distinctive content that attracts quality readership and advertising. Given the achievements of 2005 and steps to be taken in 2006, the Group is well-positioned to transform and grow the business long-term.

Nancy Valiente
Managing Director
South China Morning Post

Chief Financial Officer
SCMP Group

OUR PERSPECTIVE IS VERY DIFFERENT FROM ANYONE ELSE. FRANKLY, YOU CAN GET NEWS ANYWHERE. WE NEED A VIEW. IT IS ABOUT THE IMPLICATIONS OF NEWS AND HOW IT AFFECTS EACH READER. WE ARE IN A UNIQUE POSITION TO BRING A GLOBAL PERSPECTIVE TO LOCAL READERS AND TO PROVIDE GLOBAL READERS A HONG KONG VIEW. IT ALL STARTS WITH CONTENT. THEN IT IS A QUESTION OF DELIVERING OUR BRAND OF INFORMATION ON ANY PLATFORM PEOPLE LIKE.



Denise Tsang
Business Reporter



Ben O'Neill
Production Editor



Ravina Shamdasani
Hong Kong News Reporter


WHAT'S YOUR OPINION?
NEWS WITH A VIEW

Wang Xiang Wei
China Desk Editor



Chris Yeung
Editor-at-large

News with a View

"Without unique content no one will buy your newspaper, advertisers will head to other vehicles and the online product will not be useful. We have made a real effort to make content more relevant, more focused and more coherent to what is happening in Hong Kong. Basically, we are a Hong Kong paper with a Greater China focus and an international perspective. That said, it is only natural for China to become more and more important in our content offering over time."

Fanny Fung, Editor

Some of the SCMP's award winning editors, reporters and designers


Sunday Morning Post
Spectre of disease looms over millions
BABY TSUNAMI A RARE CAUSE FOR JOY


South China Morning Post
Tung bows out, with regret
I am privileged to have served the people of Hong Kong and my country. To resign was the most difficult decision for me to make. I regret that I cannot complete my five-year term.


South China Morning Post
United in mourning
South China Morning Post
'An attack on all nations'

In a media world where content is king the producers of content – editors, journalists, columnists, photographers and designers – are at the heart of the SCMP. With an editorial team of nearly 300 dedicated to delivering the best content on Greater China, the SCMP has won a place in the publishing world as an industry leader with a quality product.

The responsibility of delivering news and information of the highest quality in a consistent manner is not to be underestimated. This task is made even more exciting when it involves covering China. This is the challenge that the SCMP editorial team meets with integrity, commitment and enthusiasm each and every day.

This year proved to be another case in point for the prowess of the editorial team. The year started with coverage of the tsunami disaster. The aftermath of this regional and global story was covered in-depth by SCMP correspondents. The focus shifted from the regional coverage of the tsunami to a global story with the death of the Pope.

Then all attention centered on Hong Kong with the resignation of Tung Chee Hwa as the SAR Chief Executive and the appointment of Donald Tsang as the second Chief Executive of the SAR since the 1997 Handover. The year came to a close with the local/global story of the WTO meeting in Hong Kong, which featured the first citizen journalist reports on scmp.com. Finally, 2005 wrapped up with coverage of a purely local story that focused on the success of the SCMP Operation Santa Claus charity.

Awards and More Awards

The SCMP won prestigious awards in a number of reporting and journalism competitions. The quality of competition that the SCMP team was up against proved to be very strong overall. In nearly all cases the number of entries was at the highest level ever.

There were a number of highlights over the course of the year. For instance, in second half 2005, the SCMP received awards for its tsunami coverage and for the technical categories of printing and photo reproduction at the Pacific Area Newspaper Publishers Association (PANPA) Newspaper of the Year Awards. PANPA is Asia's largest industry association, with a membership of nearly 200. The SCMP entered the PANPA awards as a large circulation newspaper (above 50,000 copies).


WTO HK
LET THE HAGGLING BEGIN


8888
1,000 DAYS TO GO
OMEGA

Supplements on the recent WTO meeting in Hong Kong (left) and the countdown to the Beijing 2008 Olympics (right) are among the many special reports that advertisers support over the course of a year


Pakistan out of Sixes as England squeak through
Sunday Morning Post
The hidden danger in our air
People divided on universal suffrage but damning of democrats


Sunday Morning Post
SIX PAGES OF COVERAGE INSIDE
THE DAY IN PICTURES
THE SIEGE OF WAN CHAI
70 police and protesters injured
900 stage sit-in after tear-gas battle
DAY 6

SCMP produced "first class layout and design," according to PANPA, "especially in its use of big pictures throughout the paper. The circulation has been growing as its presentation and editorial packages impact on the marketplace." The SCMP won the award for technical excellence for the second year in a row for printing on a double-width press, and the fifth time in six years for technical excellence for a pre-print/supplement printed on a double-width press.

Also in the second half, two SCMP reporters were recognized at the Hong Kong Consumer Rights Reporting Awards organized by both the Consumer Council and the Hong Kong Journalists' Association.

In first half 2005, SCMP reporters won six awards at the 10th Annual Human Rights Press Awards organized by the Foreign Correspondents' Club, Hong Kong Journalists' Association and Amnesty International Hong Kong. The SCMP won seven trophies from the Society of Publishers in Asia Awards for Editorial Excellence. Although the SCMP was entered in the "local" category for smaller newspapers, two awards were elevated to regional status by the judges.

At the start of the year, SCMP journalists and photographers received 13 honours at the Hong Kong News Awards organized by the Hong Kong Newspaper Society. The SCMP and Sunday Morning Post (SMP) won honours as Asia's best designed newspaper at the Asia Media Awards organized by IFRA Asia. For the second year running, The Review won an excellence award at the Society for News Design's annual Best Newspaper Design competition, "the global newspaper design Olympics".

List of Awards

Newspaper of the Year Award: Dailies & Sundays: SCMP, runner-up
Newspaper of the Year Technical Excellence Awards: Double-width press, up to four webs; SCMP, winner
Newspaper of the Year Technical Excellence Awards: Pre-print/ Supplement printed on a double-width press; SCMP, winner

Features Reporting: Patsy Moy, bronze award
News Reporting: Raymond Ma, merit award

Features Writing: Sherry Lee, first prize
Features Writing: Peter Kammerer, merit certificate
Features Writing: Ravina Shamdasani, merit certificate
News Reporting: Ravina Shamdasani, two merit certificates
News Reporting: Polly Hui, merit certificate

Features Writing: Winner, local category
News Photography: Winner, local category
Newspaper Design: Winner, regional category
Special Section: Winner, local category
Editorial Cartooning: Winner, regional category
Excellence in Newspapers: Honourable mention, local category
Excellence in Reporting: Honourable mention, local category

News Writing: Didi Kirsten Tatlow, winner
News Writing: Sherry Lee, runner-up
News Writing: Peter Kammerer, second runner-up
Business News Writing: Denise Tsang, winner
News Reporting: Cheung Chi-fai, runner-up
Young Reporter: Chan Siu-sin, second runner-up
Headline: Paul Buck, runner-up
Headline: Ian Young, second runner-up
Sports Photography: Antony Dickson, winner
Sports Photography: Martin Chan, second runner-up
News Photography: Dustin Shum, merit
News Page Design: Ben O'Neill, merit

Newspaper Design: SMP, gold award, circulation under 100,000
Newspaper Design: SCMP, bronze award, circulation over 100,000

Entertainment Section Design: The Review, award of excellence
Features Design Portfolio: Troy Dunkley, award of excellence



(From left to right) Peter Kammerer, Cliff Buddle, Polly Hui and Sherry Lee show off their awards at the Foreign Correspondents' Club (FCC)


spontaneous
Positive
Morning Post readers tend
the education, application
why our paper has a
readers than oth
There are
the entrepreneurs,
In fact, take a look at the top of any
they're not there yet, they will be soon.

Engaging Readers

The mandate of the circulation team is to capture the loyalty of each and every reader. Working with a network of distribution agents and retail outlets, this team delivers the latest news to Hong Kong and the world in a daily ritual that has been at the heart of the SCMP business for over a century. Without this ability to reach readers on the streets, at home, in the office and at hotels, advertisers would not reach their target audience.


Connected
Multiple personalities on the cutting edge.


SCMP Circulation Gains
100,004
101,782
103,964
104,552
1H
2H
1H
2H
2004
2005

Affluent

Average household monthly income (HK$)



SCMP 71,854
SMP 75,629
Ming Pao 66,245
Apple Daily 64,459
Oriental Daily 63,835
HKET 63,820

Young in years

Age	SCMP	SMP
Under 20	17%	8%
20 to 29	28%	28%
30 to 39	30%	30%
40 to 49	18%	23%
50 plus	7%	11%

Over the years, the SCMP has excelled in distributing its brand of content to readers in Hong Kong as well as on the mainland. Recently, the fight to maintain circulation levels reached a feverish pitch due to factors ranging from new media platform to the emergence of free distribution newspapers.

Online news providers have attracted readers from traditional print media with aggregated content delivered on demand to a generation with changing reading habits. The SCMP has countered this trend with a website that bundles print with online subscriptions.

Free Chinese language newspapers have entered Hong Kong riding on the popularity of a worldwide trend. To win back readers, some Chinese paid circulation dailies have introduced aggressive promotions with give away premiums that cost more than their paper. Though the free paper phenomenon did not extend to English newspapers, some competitors have used free copies in select areas to build circulation.

Amid this competition, the SCMP grew weekday circulation by 4% in first half 2005 and 3% in second half 2005. Audited figures show circulation at 104,552. No price cuts were made to the cover price. Despite a slight decline in retail sales, the circulation team delivered growth on other fronts, particularly in direct subscriptions, which grew due to marketing initiatives and reader benefit programs. This overall success is due to the uniqueness of the SCMP brand of information and the loyalty of an affluent customer base.

Multi ethnic



Other 2%
Caucasian 39%
Chinese 46%
Asian 13%

Highly educated



Other 12%
University or College 48%
Postgraduate 40%

 Sources: 1) SCMP Readership Survey 2005 2) AC Nielsen Media Report 2005 3) Synovate PAX Q2 2004 to Q4 2005 Report


Readership
350,000
300,000
250,000
200,000
150,000
100,000
50,000
224,022
230,962
289,380
319,222
286,905
321,144
322,040
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05



Outlook

The outlook for circulation for the South China Morning Post in 2006 is stable. The SCMP aims to maintain audited circulation figures and expand its market share modestly through a variety of key distribution channels.

Over the course of the coming year, efforts will be made to find more cost effective ways to reach mainland readers and any opportunity to increase circulation will be fully explored. In addition, the revamp of the website is expected to support the campaign to increase circulation. More and more readers will be able to benefit from the convenience of the enhanced online-print subscription package and gain from a greater level of customer service.

Influentials

40% of readers are PMEs

35% hold influential positions

More high-fliers

Job/Position

Professional	Manager Department head	Vice-president Director General manager	CEO, President Chairman Managing director	Executive Supervisor Officer	Technician Associate Professional Service staff	Owner Partner Proprietor
17%	16%	16%	13%	7%	6%	6%


ClassifiedPost
TAXI
ClassifiedPost


KFC
TAXI

Classified Power

The SCMP has built one of the most successful classified advertising businesses in Hong Kong, largely on recruitment advertising and business notices. The SCMP is committed to strengthening this business with greater market reach and enhanced online products.

Classified Post is widely regarded as a key indicator for the Hong Kong economy. Following the economic recovery of 2004, and boosted by GDP growth of 7.3% in 2005, classified advertising maintained its expansionary trend. This was particularly true in the first half when companies expanded operations and hiring programs accelerated with job openings across all sectors.

From taxis to tram shelters, the Classified Post spreads the word across Hong Kong that it is the number one advertising vehicle for recruitment


ClassifiedPost
South China Morning Post
WWW.CLASSIFIEDPOST.COM


ClassifiedPostthree
ClassifiedPosttwo
ClassifiedPostone
Opportunities for Successful Career in Banking
Global Consumer Group

Classified revenues rose 11% over 2004, with an 8% increase in recruitment revenue and a 21% increase in notices revenue. A weekly average of 82 classified pages was achieved in 2005 against 77 pages in 2004. This result was particularly notable given a 31% drop in available management positions, according to a recruitment survey by SCMP/Nielsen Media.

Recruitment Expands

As the first recruitment publication in Hong Kong, Classified Post has over 20 years of history as a market leader. Though a number of competitors have entered the market, Classified Post leads the way when it comes to senior and mid-level executive recruitment in Hong Kong due to high quality readership and a solid brand name. In addition, leading companies advertise with Classified Post to recruit for China.

In 2002, the Classified Post's niche at the middle and upper end of the market was complemented by Jiu Jik, a free recruitment magazine targeted for junior executives with exclusive distribution rights at MTR stations. Jiu Jik goes head-to-head with Chinese language publications to secure market share at the junior level. Revenues showed improvement over 2004, but were slightly below expectations due to competitive pricing for education ads as more publications entered the market in third quarter 2005.

Classified Post and Jiu Jik increased recruitment ad volume by 4%, with a 2% and 7% ad yield rise, respectively. Recruitment comprised 55% of total classified revenues, down from 57% in 2004 as a result of strong notices revenues. An SCMP/Nielsen Media survey showed total positions advertised in 2005 to be similar to 2004.


搵工靠人指點?

Jiu Jik, a recruitment magazine distributed in MTR stations, launched a promotional campaign to reach junior executives

Market Positioning

Classified Post enhanced editorial coverage of key sectors to include hiring and salary trends as well as career development opportunities. At the same time, partnerships were established with several professional associations to produce industry-focused recruitment supplements that provide a targeted and effective platform for advertisers to promote their employment brand.

SCMP conducted market research and readership surveys to establish its position as a recruitment authority. In 2005, Nielsen Media Research was commissioned to produce quarterly surveys. The results were published in Classified Post and in quarterly newsletters to advertisers. A readership survey conducted by Taylor Nelson Sofres confirmed the breadth and depth of the Classified Post recruitment reach. The survey showed the education level, experience and career track record of readers to be unmatched in Hong Kong.


South China Morning Post
ClassifiedPost
South China Morning Post
jiu jik

Classified Post events and seminars attract thousands of job seekers

Classified Post organized and sponsored conferences, seminars and events to reinforce its market position. In January 2005, the first HR conference was organized with the Hong Kong Institute of Human Resource Management and an HR handbook was published to coincide with the event. The conference and handbook were well received and demonstrated market expertise. Plans are afoot to make this an annual event to reinforce market leadership and demonstrate a commitment to human resource development.


BIG
PERFORMANCE
PROSPECTS
VITAL STATISTICS


The Top Performers

Special reports and supplements provide value added ways for advertisers to reach their target audience

Online Recruitment

SCMP is committed to print and online options to cross sell recruitment with its "print plus" offering. classifiedpost.com and jiujik.com had 13.8 million page views per month from registered users.

classifiedpost.com was provided with a new look, enhanced features and added functionality to improve interactivity. Job seekers can now share questions, views and experiences with peers. With six discussion topics added online – Job Hunters, Career Advice, Interviews, Graduates, Money Talk and Afraid to Ask – people can participate in an interactive discussion on all aspects of job hunting.

Presently, advanced search functions enable users to select targeted jobs with one click. The new Hot Courses section introduces programmes from leading educational institutions. With enriched editorial content job seekers enjoy professional career advice and market analysis from editors and columnists. New functions provide easy text formatting for clients to create and format ads.

In September 2005, jiujik.com was redesigned in tandem with a facelift for Jiu Jik magazine. Jobseekers can apply for jobs online by uploading resumes into the database using a customized resume format and use resume matching services. Advertisers can benefit from candidate search tools.


目標明確
ClassifiedPost
South China Morning Post

Bus advertising created visibility for Classified Post after Chinese New Year, the most active recruitment season

Notices

Notices posted a 21% year-on-year gain. Despite strong competition, SCMP secured 54 out of 62 Initial Public Offerings (IPOs), which accounted for 43% of business notices revenue. The market share of main board listings increased to 87% in 2005, a ratio that has climbed from 38% in 2002 to 68% in 2003 and 78% in 2004. Revenue generated from IPO bookings exceeded the 2004 amount by 38%.

Company announcement ad revenue grew 20% over 2004 figures. One factor for revenue growth was a strong effort from the sales team, which signed 87 contracts with 60 clients committed exclusively to the SCMP while 27 clients signed on to higher volume.

With the possibility that listed companies will no longer be required to publish announcements in newspapers, the strategy is to build innovation into the product line. In this regard, the SCMP published two business notices special supplements in glossy magazine format in May and September 2005. These products generated additional revenue and created a new vehicle for investor relations programs.

2006 Outlook

With changes in listing rules on company announcements pending, the SCMP must respond with innovation and new products to maintain or grow revenues. SCMP plans to offer more advertising options across print and online platforms to retain notices revenue and an effort will be made to improve Jiu Jik brand awareness and ad response.

In addition, by the end of 2006, the classified division will have completed two major projects:

- classifiedpost.com revamp: An enhancement of the recruitment website will improve user interface, provide a powerful search engine, add functionality and expand the content offering.
- Re-development of companies.scmp.com: If the change in listing rules regarding announcements is approved, more companies will publish results and other announcements online, either on the Hong Kong Exchange website or on credible third party sites. SCMP plans to offer options and packages to minimize revenue loss from this sector. The strategy is to offer a suite of products to add value for print advertisers.


South China Morning Post
idéale
Brilliant and intriguing, this Jaeger-LeCoultre ladies' watch embodies the feminine idéale. Reflecting a woman's most carefree desires, far beyond the reach of changing fashions, yet remaining resolutely contemporary, it represents the affirmation of a style
The mother-of-pearl or slate dial matches the refinement of the case while at the same time ensuring easy readability of the hours and minutes. Adaptable, sensitive and inventive, the watch is available with a wide variety of yellow, pink gold and stainless steel bracelets, as well as leather and satin straps…
Its heart beats to the rhythm of the mechanical, manually-wound movement, Jaeger-LeCoultre Calibre 846, or the 603 quartz movement.
Four distinctive attachments set with 6 diamonds immediately demand attention, expressing the inseparable ties between women and Jaeger-LeCoultre
Jaeger-LeCoultre

This impressive six-page panorama wrap around advertising campaign for Jaeger-LeCoultre watches is one of the new creative display advertising solutions launched during the year




South China Morning Post

Adding Value

When it comes to the biggest names in luxury goods, financial services, property and business, the SCMP is the advertising vehicle of choice in Hong Kong. An affluent and influential readership with a high disposable income makes the SCMP a must buy for advertisers and agencies. The SCMP combines this impressive readership with creative advertising solutions, top of the line production quality and new products to better serve its customers.




GLOW
on guard
GLOW
The 60s are back
The biology of beauty
PROPERTY
Room to grow
STYLE
Lifting the skirt on lads' mags
Black tie twists
Donnie Yen
STYLE
WORLDLY DESIGNS
BEAT THE CHILL
Leading lady

Display advertising posted a strong year in 2005, with increases across all product lines and a 13% rise in revenues over 2004. Against the backdrop of a solid economy and expansion in most sectors, advertisers increased spending to take advantage of the unique SCMP platform. Faced with rising newsprint costs, the focus of the sales team was on yield improvement through more color ads, rate increases for prime positions and creative executions that carry a premium. This strategy produced an ad yield rise of 13% year-on-year.

Revenue Drivers

The newspaper remained the most important revenue source, although Post Magazine recorded the largest percentage growth in advertising revenues. The performance of the glossy magazines improved in terms of revenue, yield and profit margin. Creative formats were expanded and special executions launched to show the effectiveness and flexibility of newspapers as an advertising medium. The launch of wrapper advertising aroused interest and stimulated activity. New revenue streams were created with customized publishing services for select clients.

Fashion, jewelry, telecom, property and financial services were the strongest ad categories. The property category recorded the highest growth as a result of customized products and the first ever wrapper execution. Two categories showed reduced ad spend. Airline advertising fell as a result of budget cuts from regional airlines suffering from higher oil prices and education ads decreased due to competition from other publications.

Other revenue drivers included industry focused supplements published to satisfy the demand for content associated with particular goods and services. The distribution network was leveraged to offer targeted reach to specific channels or geographic areas.

Operational Changes

During the year, more experienced sales people were hired and a new commission scheme introduced to focus the sales effort on categories with the highest growth potential. In addition, the sales team was supported by better market intelligence. These changes have won acceptance from


South China Morning Post
South China Morning Post

Wrapper


South China Morning Post
AIR CONTROL
WAR PAINS
PRIZE CHANCE

Belly Belt


South China Morning Post
FIRST RATE
HOT STUFF
NEW MENU
Scientists create
BRITISH AIRWAYS

Envelope

Special magazine supplements inserted into the South China Morning Post – like Glow, Property and Style – are proving to be an attractive way for advertisers to promote their brand

clients, with positive feedback received from advertisers about the proactive and collaborative approach of the sales team. Meanwhile, marketing campaigns were launched for brand awareness.

On the operations side of the business, systems and procedures were enhanced to effectively manage pricing and ad ratios. New business and revenue generating ideas were developed through collaboration with the classified, scmp.com, marketing and editorial teams.

Outlook

In the coming year, display advertising will benefit from the ongoing expansion of the economy. Resources will be focused on high yield products and new ad categories will be explored. Rates for prime positions in high demand have been raised. Ad yields will be enhanced through creative executions. New printing technology will allow for innovative advertising products and integrated solutions will be offered through print, digital and outdoor media platforms. Further investments will be made in market research and readership surveys to build overall competitiveness.


postmagazine
Way to go

Insert


Cartier
A wanted man

Cover Wrapper

With special advertising executions the SCMP offers advertisers even more ways to make an impact. Advertising campaigns can be more creative and more targeted and advertisers can get more mileage from their advertising and marketing budgets

HEAR ALL ABOUT IT

HEAR A

"In our media world you cannot be married to any one platform. However, digital is the only truly interactive, multimedia, real-time and one-to-one platform. With the revamp of scmp.com the digital evolution will be a part of every day life for SCMP."

Chris Axberg, scmp.com publisher


MuVo
N200
512 MB
South China Morning Post
scmp.com
ZEN
NEEON


scmp.com
BBC World
Free


scmp.com
scmp.com
大中华闻摘
Greater China


scmp.com

ABOUT IT.

Morning Post
.com



scmp.com

Digital Evolution

When it comes to the integration of traditional and online media there are two distinct camps – the traditionalists and the innovators. The traditionalists believe that the print publishing business must fight off an attack from online content platforms intent on taking away subscribers and advertisers. The innovators embrace change and see the publishing business reaching new heights.

SCMP believes in innovation and counts itself among the leaders in the online content world. Plans are afoot to further develop the online business with investments in new technology and content management systems in the coming year to push for expansion in multimedia products and services.

SCMP is committed to delivering digital content across all platforms. From laptops to PDAs, iPods to mobile phones, SCMP's audience will be able to access real time content on Greater China when they want it and how they want it

scmp.com Milestones

Post Net	1996	Archive; racing.scmp.com
	1997	classifiedpost.com; Hong Kong Handover 1997
	1998	Hong Kong Handover 1998
	1999	Investment in ad serving system
scmp.com	2000	Content management system; User registration; Online ad demographic targeting; Breaking news; Email newsletters
Premium View	2002	New platform for PDA news; Paid SCMP content; Free breaking news
Access Model	2003	News digest; Talk back; China map; Content licensing
Digital Model	2004	SMS news alert; Digital syndication; On the Spot
Interactive	2005	Podcast; Citizen Post; Greater China Outlook; Sunday Morning Post; Media Post; Vidcast

The flexibility to package news and views in numerous ways combined with the ability to link print and online as an integrated information source is the way of the future. No one will be more central to the delivery and development of this new genre of journalism than the men and women of the SCMP. It is this commitment that is central to building the brand in the years ahead.

Presently, each piece of information produced by a journalist is used many times over, sometimes in the paper, other times on the web or on mobile phones. Meanwhile, a journalist's daily interaction with readers is fast becoming an important part of the newsgathering process, making the job more demanding and the necessary skill set more varied than ever before. Increasingly, the journalist is in dialogue rather than monologue with readers, as news stories are developed and contributions made to the public debate.

Online History

scmp.com will celebrate its tenth anniversary in 2006. The online content initiative was first launched a decade ago to prepare for the Hong Kong handover to China. In 1997, scmp.com received millions of hits from readers looking for Handover news. Two years later, scmp.com generated its first revenues from display advertising.

The new millennium brought a sea change for the business with the start of online registration and a viable advertising model. In this period scmp.com invested in a content management system, demographic targeting for advertisers and improved editorial with breaking news alerts and e-newsletters. This enhancement was followed in 2002 with the Premium View subscription plan, whereby subscribers paid for content and archives for the first time in Asia. That year the scmp.com also launched a PDA product.

Following an industry-wide restructuring caused by the dotcom crash, content became critical to building a sustainable online business. Search engines emerged and web publishers came to the SCMP for its content. As a result content licensing was introduced in 2003.

That same year, scmp.com changed from Premium View to full access subscription, charging one of the industry's highest fees. At a time when advertising was shrinking scmp.com chose this format to illustrate that the online business could co-exist and complement print. While this move resulted in a 11% fall in new subscriptions, the renewal rate remained stable and revenues rose. The SCMP had proven its content was unique and that readers were willing to pay for an independent source of information on Greater China.

In 2004 scmp.com delivered content to mobile phones for the first time ever, with SMS alerts and a revenue model


podcast
scmp.com
Be a citizen journalist!

The synergies between print and online will grow as one feeds off the other to improve the overall use of SCMP content

designed around digital content syndication to mobile operators. SCMP identified this opportunity back in 2002, but efforts to develop a commercially viable product were limited by prevailing mobile technology. With the advent of 3G technology content offerings were greatly enhanced.

2005 Breakthroughs

scmp.com reached a milestone in 2005 with its move towards multimedia and interactivity. Podcasts were introduced, allowing subscribers to stream or download MP3 files for an audio version of news stories while Citizen Post and Media Post introduced citizen journalism. Video or audio on demand is available through scmp.com, allowing subscribers to view or listen to interviews with business leaders or hear conference excerpts. Video slideshows from the extensive SCMP photo library are available for PC and iPod download.

In addition, Sunday Morning Post content went online and Greater China Outlook was created to entice potential subscribers with news summaries in traditional and simplified Chinese linked to the scmp.com website. With the rise of 3G products mobile services subscribers can now receive daily updates with feature story clips in color.

Direct content syndication sales rose due to contracts with mobile phone and web site operators. Overseas online subscriptions increased with digital publisher partnerships and print-online subscription packages were well received.

Finally, scmp.com took digital marketing to a new level by using the MP3 player podcast platform to promote products and services. As part of its "Hear All About It" campaign, some 100 MP3 players were distributed to media and advertising executives to show commitment to digital platform marketing through the provision of opportunities for advertisers and strategic partners. In addition to receiving MP3 players, media and advertising representatives were invited to register for a complimentary online subscription.

Development Plan 2006

In the coming year the SCMP will make a major investment in the development of its web sites and content management system. The redesign of SCMP web sites will enhance user experience and create advertising opportunities. A new online publishing system will dramatically improve the search engine and provide individuals with services such as web page personalization, e-mail tracking systems and archive optimization.

The new and improved publishing system will be robust and scalable with security authentication and built-in reporting on web traffic. For the subscriber this means a personal homepage, a news clipping folder, automatic push for news of interest, dynamic on-the-fly content, reduced publishing time, related story recommendations and an integrated archive managed through an improved search engine.

The website will enable the advertising team to develop more Print Plus products and provide cross-selling opportunities. The team is gearing for this by educating advertisers on the advantages of an integrated print-online approach.

The new media segment of the SCMP business will be enhanced in 2006. Podcasting and vidcasting are areas in rapid evolution that present exciting opportunities on a number of fronts. In addition, the ongoing need to serve the 3G world with branded content is an area that the SCMP intends to service more in the coming years.



The tools of the trade have changed for today's journalists, with desks now cluttered with sound mixers, cameras and PDAs


HK$
71
When you piece together
how they spend it ...
9%
9%
7%
readers agree SCMP takes the biscuit.
The majority of our readers are fully blown
investors and 45%* are interested in finding
more ways to pump up their wealth.
South China Morning Post

Brand Building

SCMP views awards and events as a way to enhance the power of the brand, engage stakeholders and serve the community. Respected for independence and objectivity, the SCMP is in a unique position to host, moderate and organize awards and events. The SCMP is also able to rally the community for the benefit of various charities.


Puzzling figures from SCMP

The innovative Figures Campaign launched in 2005 was an attractive way to present the SCMP success story to sophisticated media planners and advertisers

Charles Lee, Chairman of Hong Kong Exchanges and Clearing Ltd, was a speaker and presenter at the SCMP "Fund Manager of the Year 2005" awards ceremony


South China Morning

Industry Awards

The SCMP co-hosted three major industry awards in 2005 – Business Person of the Year, Fund Manager of the Year and Financial Planner of the Year.

Business Person of the Year

For the 16th consecutive year, SCMP and DHL co-sponsored the Business Person of the Year. This year witnessed the first ever winner of a Lifetime Achievement Award, selected at the discretion of the judges to recognize an individual's business and social contributions to Hong Kong over a sustained period. Dr. Chiang Chen, Chairman and Founder of Chen Hsong Holdings and Chiang Chen Industrial Charity Foundation, received this honour.

Dr. KS Lo, Deputy Chairman and Managing Director of Great Eagle Holdings, was chosen as Business Person of the Year. Alfred W K Chan, Managing Director of Hong Kong and China Gas received the Executive Award, Dr. Chow Yei Ching, Chairman & Managing Director of Chevalier International Holdings took the Owner-Operator Award and Albert Wong, President of Eastern Worldwide won the Young Entrepreneur Award. AS Watson Group clinched the International Award and Value Partners received the Enterprise Award.

The panel of judges was chaired by Professor HK Chang of City University of Hong Kong and included representatives from SCMP, the Hong Kong General Chamber of Commerce, DHL Express, Junior Chamber International Hong Kong, the Chinese General Chamber of Commerce, Hong Kong Exchanges & Clearing Ltd, the Hong Kong Trade Development Council, the Hongkong and Shanghai Banking Corp and last year's award winners.

Fund Manager of the Year

The Fund Manager of the Year award acknowledges the top performing funds and their managers, covering global markets and all asset classes. This annual event was organized in association with Standard & Poor's Fund Services and is regarded as the industry standard for recognizing excellence in Hong Kong's expanding investment management industry.

Fidelity Investments Management (Hong Kong) Ltd won the 3-year and 10-year performance categories, while the 5-year award went to UBS Global Asset Management. Some 72 other winners were recognized from 31 sectors and a pool of over 1,900 registered retail funds. Charles Lee, Chairman of Hong Kong Exchanges and Clearing Ltd, was the guest of honour.



(From left to right) David Armstrong, former Editorial Director of the SCMP, Chiang Chen, (winner of the Lifetime Achievement Award) and Jerry Hsu, President of the DHL Express, Greater China and Korea, at the Business Person of the Year awards



Frederick Ma Si-hang, Secretary for Financial Services and the Treasury, delivers his speech during the Fund Manager of the Year 2005 awards, co-sponsored by the SCMP and Standard & Poor's Fund Services

Financial Planner of the Year

The newly inaugurated SCMP/IFPHK Financial Planner Awards 2005 was launched in May to recognize top performing financial planners from the banking, insurance and financial advisory sectors.

The event was co-organized with the prestigious Institute of Financial Planners of Hong Kong (IFPHK), a non-profit group that promotes professional standards and self-discipline across the industry.

Prior to this event Hong Kong had no objective standard for measuring financial planning performance. The awards competition attracted over 110 entrants who took part in a series of rigorous exercises that included written exams, oral presentations and case studies.

Alexa Lam, Executive Director of the Securities and Futures Commission, was the guest speaker at the awards ceremony.

Conferences, Seminars and Events

In 2005, the SCMP hosted a series of conferences and special events to engage various sectors and foster debate on issues important to Hong Kong and SCMP stakeholders.

Business and Economic Policy Series

SCMP partnered with the Hong Kong University Faculty of Business and Economics and Citigroup Foundation to host six business and economic policy seminars. Each seminar covered a topical policy issue, such as tax reform or airport privatization. The SCMP brought together all sides and moderated the forum to ensure a constructive debate produced results. Some 2,500 people have attended a series of 12 events over a three-year period.

HR Conferences

SCMP and the Hong Kong Institute of Human Resource Management teamed up to host a conference in January 2005 aimed at providing insights on talent management in Greater China and the Pearl River Delta. Speakers explored how talent pools in Hong Kong and China add value to the Pearl River Delta while maintaining individual competitive advantages.

In June 2005, SCMP and Hewitt Associates jointly hosted a seminar on how to attract and retain talent in today's thriving economy. Leading employers shared insights, practical tips and key lessons on how to develop brands to promote employee loyalty. The seminar focused on the link between leadership and employee retention.


Morning Post
Awards 2005

Enoch Lo Kam-cheung (left), overall winner and winner for the Independent Financial Advisory Industry, Michael Ho Ka-kei (middle), winner for the Insurance Industry, and Albert Mak Man-kit, (right) winner for the Banking industry at the Financial Planner Awards 2005


BRINK
group
foundation
South China Morning Post

Bill Baron, Visiting Professor, Institute for the Environment, The Hong Kong University of Science and Technology, and Senior Fellow, Civic Exchange, speaks at the Business and Economic Policy Seminar Series 2005/06


Main Sponsors

Victor Fung, Chairman of the Greater Pearl River Delta Business Council, addresses The Fourth Pearl River Delta Conference in Guangzhou in September 2005


THE ROLE

Earl Wilkinson, Executive Director of the International Newspaper Marketing Association, speaks at The Role of Print in the Marketing Mix Conference in November 2005

Pearl River Delta Conference

SCMP joined forces with the Hong Kong General Chamber of Commerce to organize the Pearl River Delta (PRD) Conference in 2005. This annual event was launched in 2002 to cover the fastest growing region in the world's fastest growing economy. The PRD conference brings together influential thinkers from academia, government and the business community to provide a forum on how enterprises work and expand in the PRD.

This year's conference themed "Growth and its Consequences" took place in Guangzhou. The number of registrants and the scale of the event have increased annually. This event boasted 400 speakers and delegates from Hong Kong, Macau and Guangdong.

Print in the Marketing Mix Conference

Promotion of newspapers as an advertising medium was the focus of this half-day conference hosted by the SCMP. The event brought together 200 media industry practitioners to debate the marketing role of print in the face of competition from other media.

The SCMP invited advertisers and leading ad agency executives, media planners/buyers and account managers to discuss creative approaches and opportunities for integrated print marketing.

The event attracted senior practitioners in marketing and communications. Earl Wilkinson, Executive Director of the International Newspaper Marketing Association (INMA), presented a keynote speech on why newspapers are an effective medium, stressing the benefits of print in the marketing mix. A panel of creative directors discussed what publishers could do to develop innovative advertising and a panel of media buyers offered thoughts on when to use print in marketing and how to ensure its use was measured effectively.

Promotion of the conference leveraged all channels available to SCMP, including print, digital and mobile phone marketing. Transcripts and video culled from the event were made available online and reports were compiled for distribution in the print and digital format.

Feedback from attendees was enthusiastic and the sales team received a number of enquiries for the creative cut-through advertising discussed at the conference.

Marketing Creativity

The SCMP entered the INMA Global Marketing Awards in 2005 and was selected as a finalist in three categories from a field of over 1,000 entries representing 164 newspapers in 29 countries. The SCMP finalists were the "Figures" direct mail campaign, the new Research Data and Media Pack and the "Print in the Marketing Mix Conference".

"A finalist represents one of the elite marketing campaigns from the past year," noted Earl Wilkinson of INMA. "SCMP was recognized for marketing campaigns that promoted the brand, built circulation and developed closer ties with the advertising community."

The "Figures" campaign featured direct mail pieces sent to 2,000 advertisers to highlight facts about the brand and readership in a humorous and memorable manner. The SCMP wanted to share impressive research data and present figures to realign market perceptions of creativity and attitudes to client service.


$12187601

The Operation Santa Claus beneficiaries and sponsors celebrate a record breaking year for the annual SCMP charity event

The campaign had recall rates of over 90%, with two-thirds of respondents liking the presentation. Some 95% cited the humour and eye-catching qualities while 69% felt the campaign revitalized the SCMP image.

SCMP produced Research Data and Media Packs under the "All You Need to Know" slogan. This sales kit for display advertisers presented products, research, rates and packages in a user-friendly format.

The kit demonstrated an innovative, solutions-driven sales approach. SCMP strove to "humanize" the newspaper by showing the "multiple personalities" of readers and the people behind the scenes. The kit provided a mission statement from editors and an easy-to-read summary of the functions and benefits of each section. The kit was well-received by clients and agencies, who commented on its warmth, visual appeal and ease of navigation.


TOTAL RAISED SO FAR
$12,187,601
Manulife
Merrill Lynch
JPMorgan
citigroup
CREDIT SUISSE FIRST BOSTON
MorganStanley
Mindset
Hysan
SWIRE
Sino Group
STERLING
UBS
BARCLAYS CAPITAL
ANGEL
CAFE DECO
SCMP Graphic

This poster thanks the many corporate sponsors that participated in Operation Santa Claus

Community Support: Operation Santa Claus

Operation Santa Claus (OSC), co-organized by SCMP and Radio Television Hong Kong (RTHK), raised a record breaking HK$12.2 million in 2005 for 12 local charities after a month-long campaign. Since establishment in 1988, OSC has raised over HK$79 million for charities. The number of sponsors involved in this campaign rose 88%, school participation doubled and public donations recorded a 27% rise.

The beneficiaries were: Hong Kong Paediatric Rheumatism Association, Children's Heart Foundation, Senior Citizen Home Safety Association, Integrated Mental Health Service Unit of Baptist Oi Kwan Social Service, Fu Hong Society, Arts with the Disabled Association Hong Kong, Hong Kong Federation of the Blind, Hans Andersen Club, Hong Kong SKH St Christopher's Home, Hong Kong Federation of Youth Groups, End Child Sexual Abuse Foundation and People's Food Bank of St James' Settlement.

Outlook

In the year ahead, the SCMP intends to build on the momentum created by awards, events and conference initiatives. Efforts will be made to enhance existing events and introduce new ones to stay relevant to the community.



矚目跑房
BAZAAR
VALENTINE'S SPECIAL
對戀愛的誠意祝福
BEAUTY COMBO
高科技與天然美容學
WHAT'S NEW
春夏潮流演繹
世界名牌的亞洲足跡
美甲新概念
Faye in Paris
獨家王菲私寫照
巴黎米蘭時尚春色
SUPERMODEL
COSMO girl
KOO'S
S/S Fashion Mania
春夏服飾大召集
Special Report
Backstage Report
Star of the Month
活在當下
金城武
專訪李安
Hottest Hair Style for You
City Girls
COSMO girl
MARCH 2006
$20
BEAUTY STEPS
學好塗粉底
FASHION
HOW TO WEAR BABY DOLL DRESS
SPRING SHOES MUST-HAVE
INNER GIRL
CGI GUYS
CGI LOVE
FASHION & MAKEUP
06 春夏
FASHION WATCHES GADGETS
MAX
LITTLE PRINCESS
小美香 周迅
AUTOMOBILE
2005 & 2006
NEW CARS
COSMOPOLITAN
October 2005 HK$40
Runway vs Realway
秋冬潮流新趨勢
秋日型髮美學
退休Guide
做好保育工程
Star of the Month
Best Fall Trend
Beauty
投入浪漫香薰旅程
星級酒店新checkpoint
www.cosmopolitan.com.hk
BAZAAR
THE MYTH OF MODELLING
The Goddess of Style
FASHION BAZAAR
穿著白色的八大守則
HOW TO WEAR IT
ALL ABOUT EYES
BAZAAR
HONG KONG
OCTOBER 2005
HK$40
FASHION DIVA
紅模新裝剪影
STAR'S BEAUTY
捕捉名人美態一刻
梁詠琪
十年感性之旅
Anniversary Celebration
COSMOPOLITAN
March 2006 HK$40
Cosmo Man
成事在天
Karl Lagerfeld
幕後風光
整容手術的驚人真相
Star of the Month
深情剖白
Beloved Spring Colors
BAZAAR
SPRING WARDROBES
上班一族的時尚配搭
HOT ACCESSORIES
新季配飾潮流情報
BEAUTY MUST-KNOW
春夏美容須知
Diva in Style
FASHION TUNNEL GADGETS CAR GIRLS HUMOUR
MAXIM
FOR MEN
HERE COMES
SEXY PACE!
日本黑幫頭目
WE WANT ANSWERS
FASHION SPECIAL
EXCLUSIVE
COSMOPOLITAN
April 2005 HK$40
直擊巴黎、米蘭時裝周
Body Image
全身解碼
瘦身「偏方」大搜查
S/S Fashion Must Buy
新季髮式潮流
Star of the Month
Vivian
新一代護膚科技

Magazine World

The SCMP magazine division is a standalone publishing business with five lifestyle titles – three women's titles under the SCMP Hearst banner and two men's titles. During the year, all titles faced a competitive environment for advertising revenues and circulation. However, headway was made on most fronts and financial performance improved.

All SCMP Hearst titles – Cosmopolitan, Harper's Bazaar and CosmoGirl! – are Chinese language editions of world renowned publications circulated in Hong Kong.

These titles all benefited from robust growth in local advertising spend. Though the SCMP Hearst titles enjoyed solid advertising income growth, subscription sales were under pressure and circulation gains were modest due to an overcrowded market in this publishing segment.

On the advertising side, the SCMP Hearst titles witnessed strong growth in several categories. The cosmetics & skincare category and beauty, slimming & fitness category experienced a year-on-year ad spend rise of 17% and 11%, respectively. On the back of growth in these categories the titles recorded a 23% rise in advertising revenue over 2004.

SCMP Hearst Titles

Cosmopolitan is the flagship publication of the magazine division. As the first foreign edition of an international title to be launched in Hong Kong in 1984, Cosmopolitan has moved from strength to strength. In 2005, Cosmopolitan marked a record year in advertising pages sold (3,228 pages).

In January 2005, Cosmopolitan became the first women's title in Hong Kong to publish two editions, the regular A4 size and a smaller pocket size designed for greater reading convenience. The two versions carry identical content and the pocket sized edition has boosted Cosmopolitan's market share by capturing the younger "on-the-go" set, a group eager to purchase an easy-to-carry product.

Harper's Bazaar remains one of the few high end women's fashion magazines to be published in the Chinese language in Hong Kong. This publication is the first choice for luxury brand advertisers due to its prestigious image. The title made solid progress in 2005, achieving record advertising revenues.

CosmoGirl! maintained a circulation level of some 40,000 copies and expanded its advertising revenue base in 2005. The teenage magazine market is not yet attracting large amounts of advertising due to the lower disposable income of teenagers. However, top fashion brands are starting to target teenagers in the hope of capturing the next generation of customers. This increase in ad spend has contributed to CosmoGirl!'s growth.

The outlook for the SCMP Hearst titles in 2006 is stable. Cosmopolitan and Harper's Bazaar will consolidate gains made on the advertising front and efforts to increase circulation, such as the pocket-sized Cosmopolitan, should yield results. The expectations of CosmoGirl! on the advertising front are high, with revenues picking up as readership increases and advertising agencies become more and more comfortable with the teen magazine medium.

Automobile

Automobile was launched in 1979 and is now the market leader among car titles in Hong Kong. Despite the economic recovery, sales of motor vehicles and auto parts in Hong Kong fell slightly in 2005.

The car magazine market was marked by competition for both circulation and advertising revenue. Competition intensified when one magazine reduced its cover price by 60%.

Although Automobile suffered a decline in circulation to some 28,000, the loss of circulation revenue was offset by savings in operating costs. As a result, the title saw a slight improvement in performance in 2005.

In 2006, Automobile expects to benefit from a growing interest from consumers to buy new cars. Any significant increase in car buying will have a direct impact on advertising revenue for the Automobile title.

Maxim

Maxim was launched in 2004 under a licensing agreement. The men's lifestyle magazine sector did not have an easy ride in 2005 and Maxim's advertising revenue remained weak during its second year of publication. Local advertisers considered Maxim as a newcomer and remain cautious when committing advertising spend.

Going on its third year of publication, Maxim will work on gaining the confidence of advertisers. At the same time, the title will explore other revenue generating areas and control costs to improve short-term profitability.


DESTINATION
WUHAN
武汉
DESTINATION
JIANGMEN
江门
DESTINATION
INSIDE:

Pearl River Delta Destination Guides are part of a series of supplements tapping advertising opportunities on the mainland


ina Mornin
NET LOSS
to be put off

The Next Frontier

Global media companies have set their sights on China in recent years. Many organizations have made bold forays into select segments, such as advertising, publishing, content production and TV programming. The reasons for this expansion quest for global media companies are clear.

With roughly 10,000 magazines and newspapers serving a population of 1.3 billion and one of the world's largest emerging advertising markets, China presents both an opportunity and a challenge for publishing companies from around the world.

Combine this media market profile with one of the largest mobile phone and internet populations on the globe and you have a market primed for the convergence of content and digital delivery platforms.

Over the years, no foreign newspaper has made a greater commitment to cover China than the SCMP. Today, some 20 correspondents in three bureaus (Beijing, Shanghai and Guangzhou), backed by a Hong Kong-based China team, deliver unparalleled news and information. The SCMP is intent on making China business coverage a top priority through the expansion of editorial coverage.


South China Morning Post
100 Years of

The only foreign publication with a promotional booth at the Shanghai Formula I event, the SCMP took this high profile opportunity to reach potential readers on the mainland

Circulation

The SCMP has had a mainland China presence for almost two decades. The newspaper reaches a select readership, primarily through a network of distribution outlets at five star hotels. Circulation has expanded steadily as more people on the mainland look to the SCMP as a source of independent information on China, the Greater China region and world events from a local perspective. This is a role few news organizations can match.

China's desire for English language business information and news is growing. Although the overall cost of distribution in China is high due to distribution fees, tariffs and taxes, the ability to reach even a fraction of this readership presents a great opportunity. The ability to lay a solid foundation for the long-term is an important priority.

Building mainland readership provides a clear opportunity on the advertising front over the long-term. Ad spend is growing fast across all sectors. China's advertising industry is projected to be the third largest in the world by 2011, as estimated by industry associations. According to the State Administration for Industry and Commerce (SAIC), the advertising agency licensing body, there are nearly 100,000 advertising agencies operating throughout the country.

Investment Policy

In the coming year, SCMP will put capital to work developing an even stronger editorial product, one that continues to lead the world in the provision of English language information on the mainland. Furthermore, additional investment will be made to increase circulation in key mainland cities and raise the SCMP profile to enhance the brand.

China is a market of strategic importance to the SCMP. However, after two decades on the mainland, the SCMP has learned that prudence and patience are necessary for long-term success in the world's fast growing publishing market. China must be explored with caution. SCMP will implement a focused and realistic investment program with a plan of action that features sufficient risk management.

The Board of Directors and Management are committed to upholding the Group's obligations to shareholders. We regard the promotion and protection of shareholders' interests as one of our priorities and keys to success.

Over the years, the Group has put in place sound corporate governance practices to ensure it adheres to the highest ethical and business standards. The key test of corporate governance practices is whether they align the interests of management with those of shareholders to adequately protect and promote shareholder interests. The Group constantly reviews these guidelines and policies and implements new ones to ensure they remain relevant and practical in today's fast changing business environment and market expectations.

In 2005, the corporate governance practices of the Group were updated to take into consideration the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), which came into effect on 1 January 2005. The Group's corporate governance practices comply with all the code provisions of the Stock Exchange Code except where stated and explained below. The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

The Group believes that its current corporate governance practices, which combine practices which have served the Group well for many years and new practices set out in the Stock Exchange Code, provide the Group with a sound and sensible framework for balancing the business of the Group and the interests of its shareholders. The Group will continue to evaluate its corporate governance practices in light of its business needs, regulatory changes and new corporate governance philosophies.

Set out below are our current framework of governance and explanations about how the provisions of the Stock Exchange Code have been applied.

THE BOARD OF DIRECTORS

The Board recognises its responsibility to represent the interests of shareholders. The Board has eight Directors. Two are Executive Directors and six are Non-executive Directors, including three Independent Non-executive Directors. Independent Non-executive Directors represent more than one-third of the Board.

Executive Directors:
Mr. Kuok Khoon Ean (Chairman)
Ms. Kuok Hui Kwong

Non-executive Directors:
Mr. Roberto V. Ongpin (Deputy Chairman)
Tan Sri Dr. Khoo Kay Peng
Mr. Robert Ng Chee Siong

Independent Non-executive Directors:
The Hon. Ronald J. Arculli
Mr. Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po

The biographies of all the Directors, including their relationships, are set out on page 48 of this Annual Report.

The Board is chaired by the Executive Chairman, Mr. Kuok Khoon Ean. He oversees the management of the Board and the Group's business with the assistance of the Group's senior management team.

Each Director brings a wide range and years of business experience to the Board. The Directors' combined knowledge, expertise and experience are extremely valuable in overseeing the Group's business.

The Board sets the strategic direction and oversees the performance of the Group's business and management. The following key matters must be approved by the Board before decisions are made on behalf of the Company:

- Strategic direction
- Budgets
- Audited financial statements
- Interim and final results
- Interim and annual reports
- Significant investments
- Major acquisitions and disposals
- Major financings, borrowings and guarantees
- Material contracts
- Risk management

In addition, the Board discusses major operating issues, evaluates opportunities and business risks, and considers corporate communications and human resources issues. Decisions and conduct of matters other than those specifically reserved to the Board are delegated to Management.

In 2005, the Board has reviewed the arrangements between the responsibilities of the Board and the matters delegated to Management and took the view that they remain appropriate to the needs of the Group and its business.

Board Proceedings

The Board holds four regular meetings annually, usually quarterly, and also meets at such other times as are necessary. Agenda of Board meetings are approved by the Chairman and presented to the Directors for comments. The Board is provided with adequate, timely and reliable information about the Group's business and developments before each Board meeting at which the Directors actively participate and hold informed discussions. All Directors are asked to review and comment on the Board minutes within a reasonable time after the meetings to maintain accurate records of Board discussions and decisions.

The number of Board meetings held and meetings attended by each of the Directors during the year were:

Directors	Meetings attended	Meetings held during 2005
Mr. Kuok Khoon Ean	4	4
Mr. Roberto V. Ongpin*	4	4
The Hon. Ronald J. Arculli+	4	4
Tan Sri Dr. Khoo Kay Peng*	4	4
Ms. Kuok Hui Kwong	3	4
Mr. Peter Lee Ting Chang+	4	4
Dr. The Hon. Sir David Li Kwok Po+	4	4
Mr. Robert Ng Chee Siong*	2	4

* *Non-executive Director*
\+ *Independent Non-executive Director*

All the Directors have access to the advice and services of the Company Secretary to ensure all board procedures are followed. Before each Board meeting, the Directors update the Board regarding offices held in public and private companies and organisations. There are also written procedures for the Directors to obtain independent professional advice at the Company's expense.

The Board has also adopted specific procedures for meetings to be convened among Non-executive Directors including the Independent Non-executive Directors in the absence of any Executive Director.

Appointment, Re-election and Removal of Directors

The Board confirms the term of appointment and functions of all Non-executive Directors and Board Committee members with formal letters of appointment.

Directors who are appointed to fill vacancies are subject to re-election at the first annual general meeting of the Company after his or her appointment. In addition, every Director, including every Non-executive Director, shall retire from office no later than the third annual general meeting after he was last elected or re-elected. The Bye-Laws were amended by a special resolution passed at the Company's annual general meeting held on 25 May 2005 so that one-third of the Directors, be they Executive Directors or Non-executive Directors, are required to retire by rotation from office at every annual general meeting. A retiring Director is eligible for re-election.

Directors' Remuneration

The Directors' fees and all other reimbursements and emoluments paid or payable to the Directors during the year are set out on an individual and named basis, in note 9 to the financial statements of this Annual Report on page 90.

The remuneration policy of the Group is set out on page 91 of this Annual Report.

Securities Transactions of Directors and Senior Executives

The Board of Directors had adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code for securities transactions for its Directors and senior executives.

All Directors of the Company have confirmed their compliance with the required standard set out in the Model Code during the year.

Interests in the Company's shares (including share options) held by the Directors as at 31 December 2005 are set out in the Directors' Report section of this Annual Report on page 57.

Independence of Independent Non-executive Directors

The Board has received from each of the Independent Non-executive Directors a confirmation of his independence according to the guidelines set out in Rule 3.13 of the Listing Rules.

The Board is of the view that all Independent Non-executive Directors of the Company are independent and is grateful for the contribution and independent advice and guidance that they have been giving to the Board and the Board Committees.

Other matters relating to the Board

In relation to financial reporting, all Directors acknowledge their responsibilities for preparing the accounts of the Group.

The Group has appropriate insurance in place to cover the liabilities of the Directors and senior executives of the Group.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The Group has an Executive Chairman. No individual has been appointed as a chief executive officer. The Executive Chairman oversees the management of the Board and the Group's business with the assistance of the Group's senior management team. The Executive Chairman oversees the overall management of the Group. Other functions normally undertaken by a chief executive officer of a company are delegated to members of the Group's senior management team.

This structure deviates from the code provision of the Stock Exchange Code that requires the roles of the chairman and the chief executive officer to be separate and not performed by the same individual. The Board has considered this matter carefully and decided not to adopt the provision. The Board believes that the current management structure has been effective in facilitating the operation and development of the Group and its business for a considerable period of time and that the necessary checks and balances consistent with sound corporate governance practices are in place. The Board consists of high calibre individuals who have many years of experience in serving public companies and who are highly committed to the good running of the Group. Accordingly, the Board does not believe the Group should change its current management structure. However, the Board will review the management structure from time to time to ensure it continues to meet these objectives.

BOARD COMMITTEES

The Board has established the Audit, Remuneration and Nomination Committees with mandates to deal with certain corporate governance aspects of the Group. The remits of these Committees are published on the Company's website – www.scmpgroup.com.

From time to time, the Board also establishes other board committees to deal with specific aspects of its business.

Each Committee is appointed with written terms of reference and each member of the Committee has a formal letter of appointment setting out key terms and conditions relating to his appointment.

Each Committee meets as frequently as required by business developments and the operation of the Group. Committee members are provided with adequate and timely information before each meeting or discussion. All Committee members are asked to review and comment on the minutes of their meetings within a reasonable time after the meetings.

The procedures and arrangements relating to the meetings of the Board are applied to meetings of the Board Committees whenever it is appropriate.

Audit Committee

The Audit Committee was established in 1998. The members of the Committee are Messrs Peter Lee Ting Chang as Committee Chairman, Ronald J. Arculli and David Li Kwok Po, who are all Independent Non-executive Directors.

The Committee members have professional qualifications and experience in financial matters that enable the Committee to exercise its powers effectively and provide the Board with independent views and recommendations in relation to financial matters.

The principal roles of the Audit Committee are to ensure that the Company has formal and transparent arrangements for considering matters relating to the Group's financial reporting and internal controls and for maintaining an appropriate relationship with the Company's internal and external auditors.

The duties of the Audit Committee, as set out in its terms of reference, adhere to the code provisions of the Stock Exchange Code.

The Audit Committee holds two regular meetings annually and also meets at such other times as are necessary. Any Audit Committee member may convene a meeting of the Committee. The external auditors may also request the Committee Chairman to convene a meeting of the Audit Committee. The Audit Committee may invite the external auditors and/or members of Management to attend any of the meetings. Special meetings may be called at the discretion of the Committee Chairman or at the request of Management to review significant internal control or financial issues. The Committee Chairman reports to the Board at least twice a year on the Committee's activities and highlights any significant issues.

In 2005, the Audit Committee met with the external auditors in the absence of Management to understand the auditors' work and views.

The number of meetings of the Audit Committee held and attended by each of the Audit Committee members during the year were:

Directors	Meetings attended	Meetings held during 2005
Mr. Peter Lee Ting Chang	3	3
The Hon. Ronald J. Arculli	3	3
Dr. The Hon. Sir David Li Kwok Po	3	3

Key matters reviewed by the Audit Committee during the year were:

- Audited financial statements
- Final and interim results
- Report from the external auditors on the audit of the Group's accounts
- Re-appointment of the external auditors
- External auditors' audit service plan
- Terms of reference of the Audit Committee
- Internal audit strategy and plan
- Group's malpractice protocol

During the year, the Board has not taken any view that is different from that of the Audit Committee nor rejected any recommendation presented by the Audit Committee.

Remuneration Committee

The Remuneration Committee was established in 2000. A majority of its current members are Independent Non-executive Directors. The members of the Committee are Messrs Peter Lee Ting Chang as Committee Chairman, Ronald J. Arculli and Kuok Khoon Ean.

The Committee determines the remuneration packages of all Executive Directors and senior management of the Group. The Committee also gives recommendations to the Board on the remuneration of Non-executive Directors. The Committee reviews human resources policies of the Group, including retirement benefits and share options under the Company's Share Option Scheme.

The duties of the Remuneration Committee, as set out in its terms of reference, adhere to the code provisions of the Stock Exchange Code.

The Committee meets once a year and at such other time as is necessary. Any Committee member may convene a meeting of the Remuneration Committee.

The number of meetings of the Remuneration Committee held and attended by each of the Remuneration Committee members during the year were:

Directors	Meeting attended	Meeting held during 2005
Mr. Peter Lee Ting Chang	1	1
The Hon. Ronald J. Arculli	1	1
Mr. Kuok Khoon Ean	1	1

Key matters reviewed by the Remuneration Committee during the year were:

- Group's remuneration policy
- Remuneration package and performance of Executive Directors
- Remuneration of Non-executive Directors
- Remuneration package of senior management
- Group's current share option scheme
- Performance and membership of the Group's retirement plan

Nomination Committee

The Nomination Committee was established in 2005. A majority of its current members are Independent Non-executive Directors. The members of the Committee are Messrs Peter Lee Ting Chang as Committee Chairman, Ronald J. Arculli and Kuok Khoon Ean.

Prior to the establishment of the Nomination Committee, the Board was responsible for agreeing to the appointment of its members and nominating them for election and re-election by the Company's shareholders.

The remit of the Nomination Committee is to identify candidates for appointment to the Board and to review the size, structure and composition of the Board. Before an appointment is made, the Nomination Committee evaluates the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepares a description of the role and capabilities required for a particular appointment. If deemed appropriate, external consultants may be used to identify suitable candidates.

The duties of the Nomination Committee, as set out in its terms of reference, adhere to the recommended best practices of the Stock Exchange Code.

The Nomination Committee meets at such time as the Committee Chairman shall require. Any Committee member may convene a meeting of the Nomination Committee.

The number of meetings of the Nomination Committee held and attended by each of the Nomination Committee members during the year were:

Directors	Meeting attended	Meeting held during 2005
Mr. Peter Lee Ting Chang	1	1
The Hon. Ronald J. Arculli	1	1
Mr. Kuok Khoon Ean	1	1

During the year, the Nomination Committee reviewed the size, structure and composition of the Board and recommended to the Board that its current size, structure and composition were suitable for the Company.

MANAGEMENT COMMITTEE

The Management Committee is chaired by the Executive Chairman of the Board and composed of senior executives of the Group and heads of the Group's operating divisions. Meetings are held regularly to:

- Ensure business activities are coordinated and profitable
- Discuss major operating issues
- Evaluate business and operating risks
- Review and propose strategic plans to achieve long-term growth and profitability
- Review and approve major expenditures
- Approve partnerships, ventures and significant disposal of assets

Each of the Group's divisions also holds weekly or bi-monthly operational meetings with minutes of meetings circulated to the Management Committee.

INTERNAL CONTROLS

The Group has established internal controls in all material aspects of its business including financial, operational, compliance and risk management functions. These internal controls are intended to safeguard the shareholders' investments and the Group's assets. To the extent relevant, the Group's internal controls framework uses aspects from the United Kingdom's Turnbull Guidance and the internal control and risk management framework proposed by the Hong Kong Institute of Certified Public Accountants. A checklist, based on the checklist proposed by the United Kingdom's Turnbull Guidance, has been drawn up by the Company to assist Directors in their review of the Group's internal control system.

The responsibilities for maintaining the Group's internal controls are divided between the Board and Management. The Board is responsible for setting and reviewing internal control policies to monitor the Group's internal control system. The Board delegates the implementation of these policies to Management. Management is responsible for identifying and evaluating the risks faced by the Group and for designing, operating and monitoring an effective internal control system which implements the policies adopted by the Board.

During the year, the Company established an internal audit function. An internal audit strategy and plan was reviewed by the Audit Committee and approved by the Board.

The Board acknowledges that it is responsible for the Group's system of internal controls and for reviewing its effectiveness. Preliminary reviews of the Group's financial controls, internal control and risk management systems prior to formal reviews by the Board have been delegated to the Audit Committee in accordance with its terms of reference. The Audit Committee reviews the Group's financial controls, internal control and risk management systems at its regular Audit Committee meetings. It should be noted, however, that while a sound and well-designed system of internal controls helps to provide reasonable safeguards to assist the Group in achieving its business objectives, the system itself cannot provide protection with certainty against the Group failing to meet its business objectives or against all material errors, losses, fraud or breaches of laws or regulations. For this reason, the Board's review of the internal controls should not be treated as an absolute assurance that one of the risks mentioned above would not materialize.

In 2006, the Board will review the effectiveness of the Group's material controls, including financial, operational and compliance controls and risk management functions.

EXTERNAL AUDITORS

PricewaterhouseCoopers was first appointed as the Group's external auditors in 2001.

During the year, PricewaterhouseCoopers provided the following audit and non-audit services to the Group:

	2005 HK$'000	2004 HK$'000
External audit	**2,359**	1,769
Tax services	**311**	626
Other advisory services	**335**	990*

* *Includes HK$732,000 for attending stock counts in relation to the sale of retail assets.*

PricewaterhouseCoopers will retire and offer themselves for re-appointment at the annual general meeting of the Company to be held in May 2006.

A statement by PricewaterhouseCoopers about their reporting responsibilities on the accounts of the Group is set out in the Auditors' Report section of this Annual Report on page 65.

CODE OF CONDUCT

We pride ourselves on our integrity and ethical standards. Our reputation is a priceless business asset and fundamentally depends on the fair and honest practices of all employees. We have adopted a Company Code of Conduct ("Code of Conduct") to ensure that all Directors, managers and employees act with integrity. Employees are expected to share the responsibility of maintaining the Group's reputation and their own by performing their duties with objectivity, accuracy, fairness, and by strict compliance with all relevant laws of any applicable jurisdiction and the Code of Conduct. Journalists are also expected to comply with the Hong Kong Journalists Association's Code of Ethics.

During the year, the Group adopted a Protocol on Malpractice Reporting and Investigation which sets out specific procedures to facilitate whistle-blowing reports and investigations thereof.

SHAREHOLDER RELATIONS & SHAREHOLDERS' RIGHTS

All of the Company's shares are ordinary shares carrying equal voting rights. As at the date of this Annual Report, sufficient shares of the Company were on public float as required by the Listing Rules.

The Board and Management recognise their responsibility to look after the interests of the shareholders of the Company. Shareholder relations play an integral part in corporate governance. The Group keeps shareholders informed of its performance, operations and significant business developments by adopting a transparent and timely corporate disclosure policy which complies with the Listing Rules and provides all shareholders equal access to such information.

We report on financial and operating performance to shareholders twice each year through interim and annual reports. We give shareholders the opportunity to raise concerns or propose recommendations to the Board at the Company's annual general meetings. A representative of the Company's external auditors is requested to attend the annual general meetings to answer questions about the external audit and the audit report. Shareholders may visit our website www.scmpgroup.com for up-to-date financial and other information about the Group and its activities.

We host analyst briefings twice a year after the interim and final results are released. In addition, senior management meets regularly with investors to provide information about the Group's performance and business activities. During the year, senior management held 35 group and one-on-one investor meetings.

The Legal and Corporate Secretarial Department and Corporate Communications Department respond to enquiries from shareholders and other interested parties throughout the year. They also present to the Board any enquiry addressed to the Board by any shareholder. Their contact details are set out in the Corporate Information section of this Annual Report on page 113 and our website www.scmpgroup.com.

The Company promotes fair disclosure of information to all investors and care is taken to ensure that analyst briefings and other disclosures made by the Company comply with the Listing Rules' prohibition against selective disclosure of price sensitive information. In addition to statutory reporting obligations, the Group provides timely information about corporate affairs by issuing press releases through the Corporate Communications Department.

From 1990 to 2005, all annual and special general meetings of shareholders held by the Company were attended by the then incumbent chairman of the Board.

Shareholders have specific rights to convene special general meetings under the Company's Bye-Laws. A shareholder or shareholders holding not less than one-tenth of the Company's shares may require the Directors to convene a special general meeting of the Company by depositing a signed requisition at the registered office of the Company stating the purpose of the meeting. Up to the date of this Annual Report, no shareholder has requested the Company to convene a special general meeting.

Any shareholders representing not less than one-twentieth of the total voting rights of all the shareholders having the right to vote at a general meeting or not less than one hundred shareholders may, by a written requisition given to the Company not less than six weeks (in case of a requisition requiring notice of a resolution) or one week (in case of any other requisition) before the general meeting, move a resolution at the general meeting.

The Company held an annual general meeting in May 2005, during which matters including the final and special dividend distribution, re-election of retiring Directors, authorisation of the Board to fix Directors' fees, re-appointment of external auditors, amendments to the Bye-Laws of the Company, and grant of a general mandate for the issuance and repurchase of Company shares by the Group were presented for shareholders' approval. The amendments to the Company's Bye-Laws were made to comply with the amendments to the Listing Rules which came into effect during the year. During the annual general meeting, details of the poll voting procedures and the rights of shareholders to demand a poll were set out in the circular to shareholders and read out at the meeting. All proposed resolutions were voted by poll and approved by the shareholders present at the meeting. The results of the shareholders' votes were published in the newspaper the following business day.

The Company's next annual general meeting will be held on 25 May 2006 at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong.

NON-EXECUTIVE DIRECTORS

Mr. Roberto V. Ongpin
Aged 69, Deputy Chairman
(Appointed in October 1993)

Mr. Ongpin is Chairman of PhilWeb Corporation and ISM Communications Corporation, both listed companies in the Philippines. He is also a director of Shangri-La Asia Limited which is listed in Hong Kong and Singapore and a director of E2-Capital (Holdings) Limited which is listed in Hong Kong. Prior to 1979, Mr. Ongpin was Chairman and Managing Partner of the SGV Group, one of the largest accounting and consulting firms in Asia. He was Minister of Trade and Industry for the Republic of the Philippines from 1979 to 1986. Mr. Ongpin has an MBA from Harvard Business School and is a Certified Public Accountant (Philippines).

Tan Sri Dr. Khoo Kay Peng
Aged 67
(Appointed in June 1994)

Tan Sri Dr. Khoo is Chairman and Chief Executive of The MUI Group, which is a business corporation with diversified operations in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He is also the Chairman of Laura Ashley Holdings plc, UK, Corus Hotels plc, UK, Morning Star Resources Limited and a director of The Bank of East Asia, Limited, Hong Kong. He is a board member of Northwest University, Seattle, USA and serves as a Council Member of the Malaysian-British Business Council, the Malaysia-China Business Council and the Asia Business Council.

Mr. Robert Ng Chee Siong
Aged 53
(Appointed in May 2004)

Mr. Ng is an Executive Director of Sino Land Company Limited since 1981 and Chairman since 1991, and was called to the Bar in 1975. He has been actively engaged in property investment and development in Hong Kong during the last 30 years. Mr. Ng is Chairman of Tsim Sha Tsui Properties Limited, the holding company of Sino Land Company Limited, and is also Chairman of Sino Hotels (Holdings) Limited. He is also a director of Yeo Hiap Seng Limited which is listed in Singapore and an independent non-executive director of The Hongkong and Shanghai Hotels, Limited.

Mr. Peter Lee Ting Chang
JP
Aged 52
(Appointed in August 1998)

Mr. Lee is Chairman of Hysan Development Company Limited and a non-executive director of Cathay Pacific Airways Limited, Hang Seng Bank Limited and Maersk (China) Shipping Company Limited as well as director of a number of other companies. He is a vice president of the Real Estate Developers Association of Hong Kong. Mr. Lee is a graduate in Civil Engineering from the University of Manchester and also qualified as a Solicitor of the Supreme Court of England and Wales.

Dr. The Hon. Sir David Li Kwok Po
GBS, OBE, Officier de la Légion d'Honneur, The Order of Rising Sun, Gold Rays with Neck Ribbon, JP
Aged 66
(Appointed in April 1990)

Sir David is Chairman and Chief Executive of The Bank of East Asia, Limited and a director of numerous other companies in Hong Kong and overseas. Sir David is a Member of both the Executive Council and the Legislative Council of Hong Kong. He is the Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. He is also a member of the Banking Advisory Committee and the Exchange Fund Advisory Committee.

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Hon. Ronald J. Arculli
GBS, CVO, OBE, JP
Aged 67
(Appointed in June 1996)

Mr. Arculli is a practising solicitor and was an elected member of the Legislative Council until the end of the legislative session at the end of June 2000. He had served on the Legislative Council and the Provisional Legislative Council since 1988, representing the Real Estate and Construction functional constituency since 1991. Mr. Arculli has served, and continues to serve, on numerous Government committees and advisory bodies. He is Chairman and a Steward of The Hong Kong Jockey Club. Mr. Arculli is also a director of several listed companies in Hong Kong.

EXECUTIVE DIRECTORS

Mr. Kuok Khoon Ean
Aged 50, Chairman
(Appointed in October 1993)

Mr. Kuok was appointed Chairman in January 1998. Mr. Kuok became an Executive Director in January 2000 and assumed the role of Executive Chairman in August 2000. He is a director of Kerry Group Limited and Kerry Holdings Limited, which are substantial shareholders of the Company. Mr. Kuok is also a director of The Post Publishing Public Company Limited which is listed in Thailand. He is a graduate in Economics from Nottingham University, UK. Mr. Kuok is the brother of Ms. Kuok Hui Kwong.

Ms. Kuok Hui Kwong
Aged 28
(Appointed in February 2004)

Ms. Kuok is responsible for coordinating the SCMP Group's operations and business units and participates in strategic planning. Prior to joining the SCMP Group in October 2003, Ms. Kuok worked in investment banking. Ms. Kuok is a graduate of Harvard University (B.A.). She is the sister of Mr. Kuok Khoon Ean, Chairman of the SCMP Group.

CORPORATE EXECUTIVES

Nancy Valiente
Chief Financial Officer
SCMP Group Limited

Managing Director
South China Morning Post
Publishers Limited

As CFO, Ms. Valiente is responsible for financial planning and strategy, risk management, management reporting and investor relations. As Managing Director, Ms. Valiente works closely with the Chairman to set the long term strategy for the newspaper publishing business. She manages commercial risks and coordinates business initiatives and operations of the newspaper division.
Ms. Valiente is also a director of The Post Publishing Public Company Limited. She holds an MBA from the Wharton School, University of Pennsylvania.

Kuok Hui Kwong
Executive Director

Ms. Kuok is responsible for coordinating the Group's operations and business units and participates in strategic planning. She joined in October 2003 and was appointed a Director in February 2004. Prior to joining the SCMP Group, Ms. Kuok worked in investment banking. Ms. Kuok is a graduate of Harvard University (B.A.).

Sabrina Leung
Director
Human Resources

Ms. Leung oversees all human resources functions, including compensation and benefits, employee relations and organisational development. She was formerly General Manager at the Hong Kong Tourism Board, where she was responsible for human resources in Hong Kong and overseas offices. Ms. Leung is a graduate of University of Warwick, UK (M.A.).

Vera Leung
Legal Counsel &
Company Secretary

Ms. Leung provides legal services across the Group and is responsible for regulatory and corporate compliance issues. Previously, Ms. Leung was in private practice and involved in intellectual property law, general commercial law, banking and other areas of law in Hong Kong and Singapore. Ms. Leung is a Solicitor of the Supreme Court of England and Wales.

Christine YC Li
Financial Controller

Ms. Li is responsible for the accounting, financial reporting, budgeting, treasury, financial risk management and tax compliance functions of the Group. Ms. Li joined in May 2004 and has over 18 years of experience in a number of financial positions at various companies in Hong Kong.
Ms. Li is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

PUBLISHING

Mark Clifford
Editor-in-Chief
South China Morning Post
Sunday Morning Post

Mr. Clifford oversees the Editorial Division and is responsible for setting the editorial strategy and direction of the *South China Morning Post*. Mr. Clifford joined *South China Morning Post* from The Standard in April 2006, where he has been Publisher and Editor-in-Chief since January 2004. Previously he was Asia Regional Editor at BusinessWeek, where he worked from 1995 to 2003. He started his career in Asia at the Far Eastern Economic Review in Seoul in 1987; he held a number of posts with the magazine, including Business Editor, before leaving in 1995. Mr. Clifford is an honors graduate of the University of California at Berkeley and was a Walter Bagehot Fellow at Columbia University (1986-87).

Fanny Fung
Editor
South China Morning Post
Sunday Morning Post

Ms. Fung is responsible for the day-to-day operations of the Editorial Division. Ms. Fung joined the *South China Morning Post* in 2004 as Deputy Editor and was promoted to Editor in 2005. She has over 20 years of experience in the news media. Ms. Fung holds a Master's degree in Journalism Studies from the University of Wales, UK.

Grace Fung
Director
Classified Advertising
South China Morning Post
Sunday Morning Post

Ms. Fung oversees the Classified Advertising Department with emphasis on print and digital recruitment advertising. She has over 15 years of experience in the advertising industry. She is responsible for overall client relationships and the business strategy and performance of the classified advertising business.

Elsie Cheung
Director
Display Advertising
South China Morning Post
Sunday Morning Post

Ms. Cheung oversees the Display Advertising Department, bringing with her over 15 years of sales experience in print, digital and TV advertising, including time as assistant director of classified advertising at the *South China Morning Post*. She is responsible for overall client relationships and the business strategy and performance of the display advertising business.

Christopher Michael Axberg
Publisher
SCMP.com

Mr. Axberg is responsible for new media business development and operations of SCMP.com. He has over 10 years of experience in internet multi-media and e-commerce management. He is a graduate of Loyola University in the United States with a Bachelors Degree in History and Political Science.

Angie Wong
Managing Director
SCMP Magazines

Ms. Wong is responsible for the strategic direction and business performance of the Group's magazine publishing business. Ms. Wong has over 15 years of experience in the media industry. She is a graduate in Economics from University of Alberta, Canada.

FINANCIAL HIGHLIGHTS

• **Turnover**	**$1,120 million**
• ***Recurring operating profit***	***$287 million***
• **Operating profit**	**$306 million**
• **Net profit**	**$246 million**
• **Earnings per share**	**$0.16**
• **Total dividend per share**	**$0.15**

OPERATING RESULTS OF THE GROUP

Following the sale of the retailing business in 2004 and the adoption of the new Hong Kong Financial Reporting Standards, certain comparative figures have been reclassified and restated for a better understanding of the Group's performance.

The Group's consolidated operating results for the years ended 31 December 2005 and 2004 were as follows:

(HK$ millions, except per share amounts)	**2005**	2004 (Restated)	% Change
Turnover	**1,120.4**	1,022.7	10
Staff costs	**(369.3)**	(343.5)	8
Production costs	**(170.4)**	(147.5)	16
Rental and utilities	**(30.8)**	(31.2)	(1)
Advertising and promotions	**(30.5)**	(23.0)	33
Other operating expenses	**(154.1)**	(138.6)	11
Operating costs before depreciation and amortisation	**(755.1)**	(683.8)	10
Depreciation and amortisation	**(78.0)**	(81.3)	(4)
Recurring operating profit	**287.3**	257.6	12
Other revenue	**3.8**	5.0	(24)
Surplus on revaluation of investment properties	**50.4**	18.1	*
Impairment of non-current assets	**(35.7)**	–	100
Gain on disposal of long-term investment shares	**0.7**	7.3	(90)
Discontinued operation – retailing	–	0.7	(100)
Gain on sale of retailing assets	–	76.8	(100)
Loss on termination of a jointly controlled entity	–	(1.1)	(100)
Net finance charges	**(0.1)**	(1.1)	(91)
Operating profit	**306.4**	363.3	(16)
Taxation	**(58.9)**	(48.2)	22
Profits of associates and a jointly controlled entity	**4.4**	7.7	(43)
Minority interests	**(5.5)**	(5.7)	(4)
Profit attributable to shareholders	**246.4**	317.1	(22)
Earnings per share (HK cents)	**15.78**	20.32	(22)

* *Represents an increase in excess of 100%*

The recurring operating profit of the Group rose 12% to $287.3 million. This result reflected a solid performance from the publishing business in a competitive market environment. The publishing division's increase in profits was partly offset by lower contribution and losses from other subsidiaries.

Turnover rose 10% to $1.1 billion. Net profit attributable to shareholders reached $246.4 million compared with $317.1 million in 2004. The 2005 result includes a revaluation surplus of $50.4 million and a provision for asset impairment of $35.7 million. The 2004 result includes a one-time gain on the sale of the retailing business of $76.8 million and a revaluation surplus of $18.1 million.

Turnover

The consolidated turnover for the years ended 31 December 2005 and 2004 by business segment and for the Group were as follows:

(HK$ millions)	**2005**	2004	% Change
Newspaper publishing	**936.6**	850.1	10
Magazine and book publishing	**140.4**	122.4	15
Investment properties	**16.3**	13.9	17
Video and film post-production	**22.6**	22.5	–
Music publishing	**4.5**	13.8	(67)
Revenue from continuing operations	**1,120.4**	1,022.7	10
Retailing	**–**	352.0	(100)
Total revenue	**1,120.4**	1,374.7	(18)

Operating Costs and Expenses

Operating costs and expenses for the years ended 31 December 2005 and 2004 were as follows:

(HK$ millions)	**2005**	2004 (Restated)	% Change
Staff costs	**369.3**	343.5	8
Production costs	**170.4**	147.5	16
Rental and utilities	**30.8**	31.2	(1)
Advertising and promotions	**30.5**	23.0	33
Other operating expenses	**154.1**	138.6	11
Depreciation and amortisation	**78.0**	81.3	(4)
Operating costs and expenses for continuing operations	**833.1**	765.1	9
Retailing	**–**	351.3	(100)
Total operating costs and expenses	**833.1**	1,116.4	(25)

Operating costs and expenses from continuing operations rose 9% to $833.1 million. Staff costs increased 8% due to an increase in headcount, salary adjustments and higher bonuses paid in 2005. Production costs rose 16% as a result of an 18% increase in average newsprint cost from US$476 to US$563 per metric ton and a 3% increase in newsprint consumption. Advertising and promotions increased 33% with more readers' promotions, readership surveys and conferences and seminars held during the year. Other operating expenses increased 11% as sales discounts and rebates, sales commissions and other expenses increased due to higher sales.

Operating Profit and EBITDA

Operating profit and EBITDA for the years ended 31 December 2005 and 2004 by business segment and for the Group were as follows:

	Contribution to EBITDA			Contribution to Operating Profit		
(HK$ millions)	**2005**	2004	% Change	**2005**	2004	% Change
Newspaper publishing	**339.3**	310.0	9	**241.3**	242.4	–
Magazine and book publishing	**19.4**	12.6	54	**18.1**	9.6	89
Investment properties	**12.7**	9.0	41	**63.1**	28.3	*
Video and film post-production	**(7.6)**	(2.1)	*	**(17.5)**	(3.9)	*
Music publishing	**1.5**	9.4	(84)	**1.4**	9.4	(85)
Continuing operations	**365.3**	338.9	8	**306.4**	285.8	7
Retailing	**–**	3.3	(100)	**–**	77.5	(100)
Total	**365.3**	342.2	7	**306.4**	363.3	(16)

* *Represents an increase in excess of 100%*

FINANCIAL REVIEW BY BUSINESS

Publishing

(HK$ millions)	**2005**	2004	% Change
Revenue			
Newspaper publishing	**936.6**	850.1	10
Magazine and book publishing	**140.4**	122.4	15
Total	**1,077.0**	972.5	11
EBITDA	**358.7**	322.6	11
Operating profit	**259.4**	252.0	3

Publishing revenues grew 11% and accounted for 96% of the turnover of the Group. Operating profit included provisions for asset impairment of $31.4 million. Adding back these provisions, operating profit increased 15% due to satisfactory growth in ad revenue.

The circulation of *South China Morning Post* increased 4% and 3% in the first half and second half of 2005, respectively compared with the same periods in 2004. The circulation of *Sunday Morning Post* increased by 3% in the first half and remained stable in the second half of 2005.

Display advertising revenue rose 13%. Properties, fashion, telecommunication and watches & jewelry showed the highest growth in ad spending. Yield increased 13% as a result of more color ads, rate increases for prime positions and new executions such as double page spreads and cover wraps.

Classified revenue recorded an 11% growth. Recruitment advertising remained the major source of revenue. *Classified Post* increased ad volume and yield by 4% and 2%, respectively. *Jiu Jik* increased ad volume and yield by 4% and 7%, respectively. Business notices increased 23% as a result of an increase in ad volume.

SCMP.com revenues increased 15% driven by growth in subscription and syndication revenues. The annual subscription fee was increased from $249 to $399 in March 2005. As at 31 December 2005, the site had around 20,000 paid subscribers.

The magazine publishing business improved significantly due to a 23% growth in advertising revenue for the Hearst titles.

Investment Properties

(HK$ millions)	2005	2004	% Change
Turnover	**16.3**	13.9	17
EBITDA	**12.7**	9.0	41
Operating profit	**63.1**	28.3	*

* *Represents an increase in excess of 100%*

The operating profit includes a revaluation surplus of $50.4 million compared with $18.1 million in 2004. Rental income increased with additional contributions from the Leighton Road property, which was leased in November 2004 and another property, where the lease was renewed at better terms.

Video and Film Post-Production

(HK$ millions)	2005	2004	% Change
Turnover	**22.6**	22.5	–
EBITDA	**(7.6)**	(2.1)	*
Operating loss	**(17.5)**	(3.9)	*

* *Represents an increase in excess of 100%*

The operating loss includes a provision for asset impairment of $4.3 million.

The Hong Kong operations was restructured at the end of the year in view of the weak prospects and fierce competition in the industry. The Guangzhou operations will intensify business development efforts to build a client base for the company's high quality post-production services.

Music Publishing

(HK$ millions)	2005	2004	% Change
Turnover	**4.5**	13.8	(67)
EBITDA	**1.5**	9.4	(84)
Operating profit	**1.4**	9.4	(85)

Capital Artists recorded an operating profit of $1.4 million, a significant decline from the previous year. However, 2004 was an exceptional year due to the strong sales of music recordings of Anita Mui and Leslie Cheung. Revenues in 2005 were generated from the release of reissued albums and licensing deals for the use of songs in radio and TV programs, advertisements and concerts.

LIQUIDITY AND CAPITAL RESOURCES

The Group's main source of liquidity is strong recurring cash flows from the publishing business which is supplemented from time to time by committed banking facilities. The Group's financial position as at 31 December 2005 and 2004 were as follows:

(HK$ millions)	2005	2004	% Change
Cash and bank balances	**181.4**	363.1	(50)
Bank overdraft	**6.7**	2.4	*
Bank loan – current portion	**51.9**	230.0	(77)
– non-current portion	**17.0**	17.0	–
Shareholders' funds	**1,720.5**	1,684.9	2
Ratios:			
Gearing	–	–	
Current ratio	**1.7**	1.6	

* *Represents an increase in excess of 100%*

As at 31 December 2005, the Group had total borrowings of $75.6 million. Of this amount, a $50.0 million unsecured short-term revolving loan and a $17.0 million unsecured term loan were denominated in Hong Kong dollars at floating interest rates payable within one year and four years, respectively. The remaining balances consist of a $1.9 million short-term revolving bank loan and a $6.7 million bank overdraft denominated in Renminbi payable within one year. The Group's cash and bank balances were held predominantly in Hong Kong dollars. The Group has no significant exposure to foreign exchange fluctuations.

As at 31 December 2005, the Group had no gearing (after deducting bank balances and deposits). The ratio of current assets to current liabilities was 1.7 times as at 31 December 2005 compared with 1.6 times as at 31 December 2004.

The Group expects its beginning cash balance, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, repay bank loans, finance planned capital expenditures and pay dividends.

Net cash generated from operations was $331.7 million, an increase of $78.9 million reflecting strong business performance.

Net cash used for investing activities in 2005 was $98.0 million compared with a net cash inflow of $77.5 million in 2004. Cash was used mainly to pay for capital expenditures of $110.9 million, of which $85.7 million was invested in four new printing presses, and an additional investment in an associate of the Group. These cash outflows were partly offset by dividends, interest income and proceeds from the sale of certain share investments. Net cash generated from investing activities in 2004 of $108.1 million came mainly from the sale of the retailing business and investment shares less $37.9 million in capital expenditures.

Net cash used in financing activities was $419.7 million consisting mainly of a repayment of a $230.0 million bank loan, dividend payments of $234.1 million to shareholders of the Group and $7.5 million to a minority shareholder of a subsidiary, less bank loans of $51.9 million.

OUTLOOK

The outlook for 2006 is positive. Stable economic growth is expected for both Hong Kong and mainland China and this will bolster financial performance. A strong Hong Kong economy bodes well for recruitment advertising, display advertising and circulation. Advertising revenue for the newspaper division will benefit from higher rates in 2006.

The future, however, is not without challenges. Circulation is under pressure. Readers and advertisers have more choices than ever before. Advertising revenues from business notices are at risk from a pending change in listing rules. Cost pressures from rising newsprint prices, salaries and rent remain a concern. New business development must be pursued with adequate risk management.

The Group is responding to a changing industry by building an editorial team committed to the highest standards of excellence, enhancing print and online platforms, creating new products to provide advertisers with more options to reach an affluent and influential audience and integrating the print and online editorial and advertising sales effort.

The Directors are pleased to submit their report together with the audited financial statements of SCMP Group Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES AND SEGMENT INFORMATION

The Company is an investment holding company. The principal activities of the Group during the year comprised the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and digital publications. The Group was also involved in video and film post-production and property investment through its subsidiaries.

An analysis of the Group's performance for the year by business segment is set out in note 5 to the financial statements.

MAJOR SUPPLIERS AND CUSTOMERS

During the year, whilst the Group purchased more than 30% of its goods from its five largest suppliers, sales to the five largest customers accounted for less than 30% of the total sales for the year.

The percentages of purchases and sales for the year attributable to the Group's major suppliers and customers are as follows:

Purchases	
– the largest supplier	22.4%
– five largest suppliers combined	60.6%
Sales	
– the largest customer	3.5%
– five largest customers combined	15.4%

As far as the Directors are aware, neither the Directors, their associates, nor shareholders who own more than 5% of the Company's share capital had any interest in the five largest suppliers and customers.

FINANCIAL RESULTS

The profit of the Group for the year and the state of affairs of the Company and the Group as at 31 December 2005 are set out in the financial statements on pages 66 to 70.

DIVIDEND

During the year, an interim dividend of HK5 cents per share was paid. The Directors recommend the payment of a final dividend of HK10 cents per share in respect of the year ended 31 December 2005 to the shareholders whose names appear on the register of members of the Company on Wednesday, 24 May 2006.

FIVE YEAR FINANCIAL SUMMARY

The summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 111. To reflect the change of financial year end date to 31 December, an additional summary for the calendar year 2005 and previous calendar years is set out on page 112.

FIXED ASSETS AND INVESTMENT PROPERTIES

Movements in the fixed assets and details of investment properties of the Group are disclosed in notes 15 and 16 to the financial statements, respectively.

SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at 31 December 2005 are set out in note 33 to the financial statements.

ASSOCIATES

Particulars of the Group's principal associates as at 31 December 2005 are set out in note 33 to the financial statements.

BANK LOANS

Particulars of bank loans of the Group as at the balance sheet date are set out in note 24 to the financial statements.

SHARE CAPITAL

Details of the authorised and issued share capital of the Company are set out in note 27 to the financial statements.

DISTRIBUTABLE RESERVES

Details of the reserves of the Company available for distribution to shareholders as at 31 December 2005 are set out in note 28 to the financial statements.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws in Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

RESERVES

Movements in the reserves of the Company are disclosed in note 28 to the financial statements. Movements in the reserves of the Group are disclosed in the consolidated statement of changes in equity on page 67.

CHARITABLE DONATIONS

During the year, the Group made charitable donations totaling HK$192,118.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Executive Directors
Mr. Kuok Khoon Ean — Chairman
Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin — Deputy Chairman
Tan Sri Dr. Khoo Kay Peng
Mr. Robert Ng Chee Siong

Independent Non-executive Directors
The Hon. Ronald J. Arculli
Mr. Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po

In accordance with Bye-Law 99 of the Company's Bye-Laws, Mr. Roberto V. Ongpin, Dr. The Hon. Sir David Li Kwok Po and Ms. Kuok Hui Kwong shall retire by rotation and are eligible for re-election at the forthcoming Annual General Meeting of the Company. They offer themselves for re-election.

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2005, the Directors of the Company had the following interests or short positions in shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"):

	Ordinary shares of the Company		
Name of Director	Capacity/ Nature of interests	Number of shares held	Approximate % of issued share capital*
Mr. Kuok Khoon Ean (Note 1)	Corporate	340,000	0.022%
Tan Sri Dr. Khoo Kay Peng (Note 2)	Corporate	87,119,145	5.581%
Dr. The Hon. Sir David Li Kwok Po	Personal	4,778,000	0.306%

Notes:

1. The interests in the 340,000 shares are in respect of deemed corporate interests held by Mr. Kuok Khoon Ean through Allerlon Limited, which is wholly owned by Mr. Kuok and his spouse.

2. The interests in the 87,119,145 shares are in respect of deemed corporate interests held by Tan Sri Dr. Khoo Kay Peng through (i) MUI Media Ltd. as to 70,969,145 shares and (ii) Bonham Industries Limited as to 16,150,000 shares. As at 31 December 2005, Dr. Khoo was deemed to have an interest in approximately 32.35% of the issued capital of Pan Malaysian Industries Berhad which in turn holds approximately 46.56% of the issued capital of Malayan United Industries Berhad ("MUI Berhad"). MUI Media Ltd. is wholly owned by MUI Berhad. As at 31 December 2005, Dr. Khoo held 99.9% of the entire issued capital of Bonham Industries Limited.

* *Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 31 December 2005.*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, none of the Directors (including their spouses and children under 18 years of age) had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations during the year.

Apart from the aforesaid, as at 31 December 2005, none of the Directors of the Company had any interest or short position in any shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

As at 31 December 2005, the following persons (other than Directors of the Company) had interests or short positions in the shares and underlying shares of the Company representing 5% or more of the voting power at any general meeting of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name	Capacity/ Nature of interests	Number of ordinary shares held	Approximate % of issued share capital*
Kerry Media Limited (Note 1)	Beneficial owner	524,730,000	33.62%
Kerry 1989 (C.I.) Limited (Note 2)	Interest of controlled corporations	525,036,000	33.64%
Kerry Holdings Limited (Notes 3 & 4)	Interest of controlled corporations	594,576,000	38.09%
Kerry Group Limited (Note 4)	Interest of controlled corporations	594,576,000	38.09%
Silchester International Investors Limited (Notes 5 & 6)	Investment manager	203,005,000	13.01%
Brandes Investment Partners, L.P. (Notes 5 & 7)	Investment manager	109,421,125	7.01%
Sprucegrove Investment Management Ltd. (Notes 5 & 8)	Investment manager	104,918,000	6.72%

Notes:

1. The interests in the 524,730,000 shares held by Kerry Media Limited are duplicated in the respective interests reported above for Kerry 1989 (C.I.) Limited, Kerry Holdings Limited and Kerry Group Limited.

2. The interests in the 525,036,000 shares held by Kerry 1989 (C.I.) Limited are duplicated in the respective interests reported above for Kerry Holdings Limited and Kerry Group Limited.

3. The interests in the 594,576,000 shares held by Kerry Holdings Limited are duplicated in the interests reported above for Kerry Group Limited.

4. The Company has been notified informally that as at 31 December 2005, Kerry Group Limited and Kerry Holdings Limited were interested in 601,290,000 shares (representing approximately 38.52% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

5. Investment manager acting on behalf of clients and not connected with the Company.

6. Silchester International Investors Limited has informally notified the Company that as at 31 December 2005, it held 214,159,000 shares (representing approximately 13.72% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

7. Brandes Investment Partners, L.P. has informally notified the Company that as at 31 December 2005, it had acquired for and on behalf of its investment advisory clients, 114,406,478 shares (representing approximately 7.33% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

8. Sprucegrove Investment Management Ltd. has informally notified the Company that as at 31 December 2005, it held 99,297,000 shares (representing approximately 6.36% of the Company's issued share capital) and this decrease in shareholding was not required to be disclosed under Part XV of the SFO.

* *Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 31 December 2005.*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, as at 31 December 2005, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

SHARE OPTION SCHEME

(1) Summary of terms

The Company has a share option scheme (the "Scheme") which was approved by shareholders on 27 October 1997 (the "Effective Date"). The Scheme was amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). It is a part of the Group's policy to reward employees for their past contributions to the Group and motivate them to optimize their future contributions and enable the Group to attract and retain individuals with experience and ability. Under the Scheme, the Board of Directors of the Company (the "Board") may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries (the "Executive").

The subscription price of the options shall not be less than whichever is the highest of: (i) the nominal value of a share of the Company; (ii) the closing price of a share of the Company as stated in the daily quotation sheet of the Stock Exchange on the date of the Board's approval of grant of the option (the "Offer Date"); and (iii) the average of the closing prices of a share of the Company in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the Offer Date. An offer of the grant of an option shall remain open for acceptance by the Executive concerned at no consideration for a period of 28 days from the date on which an option is offered to the Executive. No option may be exercised earlier than one year after it has been granted or later than ten years after the Effective Date of the Scheme, i.e. 27 October 2007. The remaining life of the Scheme is up to 27 October 2007.

The maximum number of shares of the Company which may be issued upon exercise of all options to be granted under the Scheme may not exceed 10% of the shares of the Company in issue as at 29 May 2002. The maximum number of shares of the Company issued and to be issued upon exercise of the options granted to any one Executive (including exercised and outstanding options) in any 12-month period shall not exceed 1% of the shares of the Company in issue from time to time. As at the date of this report, the total number of shares available for issue under the Scheme was 162,991,399, representing approximately 9.40% of the issued share capital of the Company as at 29 May 2002 and 10.44% of the issued share capital of the Company as at the date of this report.

None of the substantial shareholders of the Company has been granted any share option under the Scheme. None of the suppliers of goods or services to the Group has been granted any share option under the Scheme. No participant of the Scheme has been granted share options in excess of the maximum entitlement of each participant.

(2) Movements of options granted

The outstanding shares in respect of options granted under the Scheme as at 31 December 2005 are summarised below:

	Number of shares in respect of options granted
Outstanding at 1 January 2005	8,326,000
Granted during the year	–
Exercised during the year	–
Cancelled during the year	–
Lapsed during the year	(973,000)
Outstanding at 31 December 2005	7,353,000

Details of the movements during the year in the share options granted under the Scheme are as follows:

(i) Options granted to Directors

None of the Directors of the Company has been granted any share option under the Scheme.

(ii) Options granted to employees

			Number of shares involved in the options				
Date of grant	Exercise period	Exercise price/share HK$	Outstanding at 01/01/2005	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31/12/2005
02/08/1999	02/08/2000 – 27/10/2007	5.00	1,092,500	–	–	–	1,092,500
11/01/2000	11/01/2001 – 27/10/2007	5.51	983,500	–	–	(103,000)	880,500
20/04/2000	20/04/2001 – 27/10/2007	6.05	3,430,000	–	–	(170,000)	3,260,000
28/06/2001	28/06/2002 – 27/10/2007	4.95	720,000	–	–	(300,000)	420,000
23/09/2003	23/09/2004 – 27/10/2007	3.90	2,100,000	–	–	(400,000)	1,700,000
Total			8,326,000	–	–	(973,000)	7,353,000

DIRECTORS' INTEREST IN COMPETING BUSINESS

Mr. Robert Ng Chee Siong, a Non-executive Director of the Company, informed the Board that as at 31 December 2005, he held interests and/or directorships in companies engaged in businesses of property investment, development and management and operation of hotels in Hong Kong.

The Board is satisfied that property investment, development and management and operation of hotels do not form part of the Company's core business. Publishing remains the core business and focus of the Company.

Save as stated above, none of the Directors of the Company has any interest in a business which competes or is likely to compete with the business of the Group during the year.

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' SERVICE CONTRACTS

No Director proposed to be re-elected at the forthcoming Annual General Meeting has an unexpired service contract with the Group, which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES AS AT 31 DECEMBER 2005

Save as disclosed herein, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

CONNECTED AND RELATED PARTY TRANSACTIONS

During the year, the Company and its subsidiaries had certain transactions which constituted connected transactions under Chapter 14A of the Listing Rules and related party transactions under the Hong Kong Financial Reporting Standards.

Certain subsidiaries of the Company had the following continuing connected transactions with subsidiaries of Kerry Group Limited, a substantial shareholder of the Company as defined in the Listing Rules. Details of the transactions are set out below:

A Transactions in respect of the financial years ended 31 December 2004 and 2005

(i) Advertising Services

(a) An agreement dated 29 December 2003 made between South China Morning Post Publishers Limited ("SCMPP"), a subsidiary of the Company, and Kerry Holdings Limited ("Kerry Holdings"), a subsidiary of Kerry Group Limited, whereby SCMPP agreed to provide classified advertising and corporate notices services to Kerry Holdings and Kerry Group Limited and its subsidiaries ("Kerry Group") for a term of one year from 1 January 2004 to 31 December 2004.

(b) An agreement dated 23 October 2003 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide display advertising services to Kerry Holdings and other companies in the Kerry Group for a term of one year from 15 October 2003 to 14 October 2004.

(c) An agreement dated 11 October 2004 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide display advertising services to Kerry Holdings and other companies in the Kerry Group for a term of one year from 17 October 2004 to 16 October 2005. The term was subsequently extended to 31 December 2005 on the same terms and conditions.

(d) An agreement dated 3 December 2004 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide classified advertising and corporate notices services to Kerry Holdings and other companies in the Kerry Group for a term of one year from 1 January 2005 to 31 December 2005.

The service fees payable pursuant to the above agreements A(i)(a) to A(i)(d) were payable in cash by the end of the month following the month in which SCMPP issued invoices.

The aggregate amount of service fees received pursuant to the above agreements A(i)(a) to A(i)(c) for the financial year ended 31 December 2004 amounted to HK$4,954,512.

The aggregate amount of service fees received or receivable pursuant to the above agreements A(i)(c) and A(i)(d) for the financial year ended 31 December 2005 amounted to HK$4,413,924.

(ii) Logistics Services

(a) An agreement dated 16 September 2002 made between SCMP Retailing (HK) Limited ("SCMP Retailing"), a subsidiary of the Company, and Kerry Logistics (Hong Kong) Limited ("Kerry Logistics"), a subsidiary of Kerry Properties Limited ("Kerry Properties") which is a subsidiary of Kerry Group Limited, wherein Kerry Logistics was engaged to provide central warehouse storage facilities to SCMP Retailing for a term of one year from 1 October 2002 to 30 September 2003. The term was extended on the same terms and conditions on several occasions, with the final extended term until 9 November 2004. SCMP Retailing and Kerry Logistics entered into another agreement dated 5 November 2004, wherein Kerry Logistics was engaged to provide central warehouse storage facilities services to SCMP Retailing for the period from 9 November 2004 to 31 December 2004, which was subsequently terminated on 30 November 2004.

(b) An agreement dated 25 March 2003 made between SCMP Book Publishing Limited ("SCMP Book Publishing"), a subsidiary of the Company, and Kerry Logistics, wherein Kerry Logistics was engaged to provide distribution and delivery services for a term of one year from 1 March 2003 to 29 February 2004. The term was extended on the same terms and conditions on several occasions, with the final extended term until 28 February 2006.

The logistics service fees payable pursuant to the above agreements A(ii)(a) and A(ii)(b) were payable in cash by SCMP Book Publishing and SCMP Retailing upon presentation of invoices by Kerry Logistics.

The aggregate amount of logistics service fees paid pursuant to the above agreements A(ii)(a) and A(ii)(b) for the financial year ended 31 December 2004 amounted to HK$2,232,965.

The aggregate amount of logistics service fees paid or payable under the above agreement A(ii)(b) for the financial year ended 31 December 2005 amounted to HK$556,383.

(iii) Publication Services

(a) An agreement dated 5 December 2003 made between SCMPP and Kerry Real Estate Agency Limited ("Kerry Real Estate"), a subsidiary of Kerry Properties, whereby SCMPP was engaged to publish one issue of "The Dress Circle" magazine for Kerry Real Estate in June 2004.

(b) An agreement dated 11 June 2004 made between SCMPP and Kerry Real Estate, whereby SCMPP was engaged to publish one issue of "The Dress Circle" magazine for Kerry Real Estate in August 2004.

(c) An agreement dated 14 October 2004 made between SCMPP and Kerry Properties, whereby SCMPP was engaged to publish four issues of "The Dress Circle" magazine for Kerry Properties.

The fees payable pursuant to the above agreements A(iii)(a) to A(iii)(c) are payable by the end of the month following the month in which SCMPP issued invoices.

The aggregate amount received pursuant to the above agreements A(iii)(a) to A(iii)(c) for the financial year ended 31 December 2004 amounted to HK$1,392,305.

The aggregate amount received or receivable pursuant to the above agreement A(iii)(c) for the financial year ended 31 December 2005 amounted to HK$989,100.

In accordance with Rule 14A.37, Chapter 14A of the Listing Rules, the Directors (including Independent Non-executive Directors) of the Company have reviewed the above continuing connected transactions (the "Transactions") and confirm that the Transactions were entered into:

(a) in the ordinary and usual course of business of the Group;

(b) on normal commercial terms; and

(c) in accordance with the relevant agreements on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Auditors of the Company have also reviewed the Transactions and confirmed to the Directors in writing that:

(a) the Transactions have been approved by the Board of Directors of the Company;

(b) the Transactions are in accordance with the pricing policy of the Group;

(c) the Transactions have been entered into in accordance with the relevant agreements governing the Transactions; and

(d) the aggregate amount of the Transactions under the respective category of Advertising Services and Publication Services for the financial year ended 31 December 2005 does not exceed the annual cap of HK$7 million and HK$2 million, respectively as stated in the Company's announcement dated 3 June 2005.

B Transactions in respect of the financial year ending 31 December 2006

(a) An agreement dated 23 December 2005 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide classified advertising and corporate notices services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2006 to 31 December 2006.

(b) An agreement dated 23 December 2005 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide display advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2006 to 31 December 2006.

The service fees payable pursuant to the above agreements B(a) and B(b) are payable in cash or by cheque by the end of the month following the month in which SCMPP issued invoices.

The Company expects that the maximum aggregate amount of service fees receivable under the above agreements B(a) and B(b) for the financial year ending 31 December 2006 to be HK$7 million as stated in the Company's announcement dated 23 December 2005.

All the above continuing connected transactions are disclosed in accordance with Rule 14A.35, Chapter 14A of the Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

VALUATION OF PUBLISHING TITLES

The Company has appointed American Appraisal China Limited (the "Valuer"), an independent valuer, to value two of the Group's publishing titles, *South China Morning Post* and *Sunday Morning Post* (the "Publishing Titles") on an open market basis. The Valuer had valued the Publishing Titles at HK$4.369 billion as at 31 December 2004. The Directors have adopted the Valuer's valuation in their annual valuation of the Publishing Titles as at 31 December 2005.

The valuation is not reflected in the financial statements as the accounting principles generally accepted in Hong Kong and the accounting policies of the Company require publishing titles with indefinite useful lives to be stated at cost less accumulated impairment losses.

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the code for securities transactions by Directors of the Company. All Directors of the Company have confirmed their compliance with the required standard set out in the Model Code during the year.

CORPORATE GOVERNANCE

The Company is committed to maintaining a high standard of corporate governance. Details of the Company's corporate governance practices are set out in the "Corporate Governance" section of this Annual Report on pages 42 to 47.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
Kuok Khoon Ean
Chairman

Hong Kong, 6 April 2006

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone: (852) 2289 8888
Facsimile: (852) 2810 9888

AUDITORS' REPORT TO THE SHAREHOLDERS OF SCMP GROUP LIMITED
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 66 to 110 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 6 April 2006

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 December 2005

	Notes	2005 HK$'000	2004 (Restated) HK$'000
Turnover	5	**1,120,376**	1,374,673
Other revenue	5	**10,488**	5,789
Total revenue	5	**1,130,864**	1,380,462
Staff costs	9	**(369,291)**	(369,152)
Cost of production materials/sales		**(170,377)**	(413,604)
Rental and utilities		**(30,842)**	(74,345)
Depreciation and amortisation		**(77,955)**	(83,861)
Advertising and promotion		**(30,535)**	(23,933)
Other operating expenses		**(154,066)**	(151,391)
		(833,066)	(1,116,286)
Surplus on revaluation of investment properties		**50,400**	18,062
Gain on disposal of long-term investment shares		**711**	7,326
Impairment of non-current assets		**(35,704)**	–
Finance costs	8	**(6,761)**	(1,911)
Gain on disposal of a discontinued operation	6	**–**	76,760
Loss on termination of a jointly controlled entity		**–**	(1,076)
		(824,420)	(1,017,125)
Operating profit	7	**306,444**	363,337
Share of profits less losses of associates		**4,410**	8,020
Share of loss of a jointly controlled entity		**–**	(361)
Profit before taxation		**310,854**	370,996
Taxation	10	**(58,971)**	(48,182)
Profit after taxation		**251,883**	322,814
Attributable to:			
Shareholders	11	**246,357**	317,146
Minority interests		**5,526**	5,668
		251,883	322,814
Dividend	12	**234,142**	234,142
Earnings per share			
Basic and diluted	13	**15.78 cents**	20.32 cents

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended 31 December 2005

	Attributable to shareholders									
	Share capital and share premium HK$'000	Contributed surplus HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Hedging reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total shareholders' funds HK$'000	Minority interests HK$'000	Total equity HK$'000
Balance at 1 January 2004, as previously reported as equity	197,066	1,162,252	32,836	1,325	-	(34,863)	111,408	1,470,024	-	1,470,024
Balance at 1 January 2004, as previously separately reported as minority interests	-	-	-	-	-	-	-	-	9,677	9,677
Balance at 1 January 2004, as restated	197,066	1,162,252	32,836	1,325	-	(34,863)	111,408	1,470,024	9,677	1,479,701
Surplus on revaluation of long-term investment shares	-	-	43,307	-	-	-	-	43,307	-	43,307
Investment revaluation reserve released on disposal	-	-	(5,535)	-	-	-	-	(5,535)	-	(5,535)
Exchange differences on consolidation	-	-	-	-	-	240	-	240	-	240
Translation reserve released on disposal	-	-	-	-	-	243	-	243	-	243
Net income recognised directly in equity	-	-	37,772	-	-	483	-	38,255	-	38,255
Profit for the year	-	-	-	-	-	-	317,146	317,146	5,668	322,814
Total recognised income for the year	-	-	37,772	-	-	483	317,146	355,401	5,668	361,069
Dividends	-	(140,485)	-	-	-	-	-	(140,485)	(3,000)	(143,485)
Acquisition of additional interest in a subsidiary	-	-	-	-	-	-	-	-	(25)	(25)
Balance at 31 December 2004	197,066	1,021,767	70,608	1,325	-	(34,380)	428,554	1,684,940	12,320	1,697,260
Balance at 1 January 2005, as previously reported as equity	**197,066**	**1,021,767**	**70,608**	**1,325**	**-**	**(34,380)**	**428,554**	**1,684,940**	**-**	**1,684,940**
Balance at 1 January 2005, as previously separately reported as minority interests	-	-	-	-	-	-	-	-	**12,320**	**12,320**
Balance at 1 January 2005, as restated	**197,066**	**1,021,767**	**70,608**	**1,325**	**-**	**(34,380)**	**428,554**	**1,684,940**	**12,320**	**1,697,260**
Surplus on revaluation of long-term investment shares	-	-	**22,603**	-	-	-	-	**22,603**	-	**22,603**
Investment revaluation reserve released on disposal	-	-	**5**	-	-	-	-	**5**	-	**5**
Exchange differences on consolidation	-	-	-	-	-	**(1,558)**	-	**(1,558)**	**60**	**(1,498)**
Surplus on revaluation of leasehold building	-	-	-	**3,000**	-	-	-	**3,000**	-	**3,000**
Deferred taxation directly charged to reserve	-	-	-	**(701)**	-	-	-	**(701)**	-	**(701)**
Loss on cash flow hedges	-	-	-	-	**(3,748)**	-	-	**(3,748)**	-	**(3,748)**
Transfer to initial carrying amount of fixed assets	-	-	-	-	**3,748**	-	-	**3,748**	-	**3,748**
Net income/(expense) recognised directly in equity	-	-	**22,608**	**2,299**	-	**(1,558)**	-	**23,349**	**60**	**23,409**
Profit for the year	-	-	-	-	-	-	**246,357**	**246,357**	**5,526**	**251,883**
Total recognised income/(expense) for the year	-	-	**22,608**	**2,299**	-	**(1,558)**	**246,357**	**269,706**	**5,586**	**275,292**
Dividends	-	**(156,095)**	-	-	-	-	**(78,047)**	**(234,142)**	**(7,500)**	**(241,642)**
Balance at 31 December 2005	**197,066**	**865,672**	**93,216**	**3,624**	**-**	**(35,938)**	**596,864**	**1,720,504**	**10,406**	**1,730,910**

CONSOLIDATED BALANCE SHEET

As at 31 December 2005

	Notes	2005 HK$'000	2004 (Restated) HK$'000
Non-current assets			
Intangible assets	14	**35,791**	41,880
Fixed assets	15	**623,025**	602,440
Investment properties	16	**733,000**	664,600
Lease premium for land	17	**33,630**	34,649
Defined benefit plan's assets	26(a)	**33,539**	30,415
Interests in associates	19	**45,443**	41,543
Long-term investment shares	20	**147,828**	156,660
		1,652,256	1,572,187
Current assets			
Inventories	21	**38,418**	37,774
Accounts receivable	22	**245,217**	191,613
Prepayments, deposits and other receivables		**20,814**	42,133
Cash and bank balances	32(e)	**181,449**	363,095
		485,898	634,615
Current liabilities			
Accounts payable and accrued liabilities	23	**134,996**	116,709
Taxation payable		**66,725**	30,087
Subscriptions in advance		**24,431**	22,848
Bank overdraft, secured	24	**6,713**	2,358
Short-term bank loan, unsecured	24	**51,918**	–
Current portion of long-term bank loan, unsecured	24	**–**	230,000
		284,783	402,002
Net current assets		**201,115**	232,613
Total assets less current liabilities		**1,853,371**	1,804,800
Non-current liabilities			
Long-term bank loan, unsecured	24	**17,000**	17,000
Deferred taxation	25	**105,461**	90,540
		122,461	107,540
		1,730,910	1,697,260
Capital and reserves			
Share capital	27	**156,095**	156,095
Reserves		**1,408,314**	1,372,750
Proposed dividend		**156,095**	156,095
	28(a)	**1,564,409**	1,528,845
Shareholders' funds		**1,720,504**	1,684,940
Minority interests		**10,406**	12,320
Total equity		**1,730,910**	1,697,260

Kuok Khoon Ean
Chairman

Peter Lee Ting Chang
Director

CONSOLIDATED CASH FLOW STATEMENT
Year ended 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000
Net cash inflow from operations	32(a)	**346,556**	285,415
Interest paid		**(6,761)**	(1,911)
Hong Kong profits tax paid		**(7,558)**	(30,280)
Overseas tax paid		**(555)**	(472)
Net cash inflow from operating activities		**331,682**	252,752
Investing activities			
Additions to fixed and intangible assets		**(110,945)**	(37,893)
Purchase of additional interests in an associate		**(6,963)**	–
Interest received		**6,630**	815
Dividends received from:			
Listed investments		**2,463**	1,225
Associates		**5,547**	5,193
Termination of a jointly controlled entity	32(d)	**–**	(633)
Proceeds from disposal of a discontinued operation	32(c)	**4,091**	90,441
Proceeds from disposals of long-term investment shares		**951**	17,633
Proceeds from disposals of fixed assets		**267**	699
Net cash (outflow)/inflow from investing activities		**(97,959)**	77,480
Net cash inflow before financing activities		**233,723**	330,232
Financing activities			
(Repayment)/drawdown of long-term bank loans	32(b)	**(230,000)**	17,000
Drawdown of short-term bank loans	32(b)	**51,918**	–
Dividends paid to minority shareholder in a subsidiary	32(b)	**(7,500)**	(3,000)
Dividends paid	12	**(234,142)**	(140,485)
Net cash outflow from financing activities		**(419,724)**	(126,485)
(Decrease)/increase in cash and cash equivalents		**(186,001)**	203,747
Cash and cash equivalents at 1 January		**360,737**	156,990
Cash and cash equivalents at 31 December		**174,736**	360,737
Analysis of cash and cash equivalents			
Cash and bank balances	32(e)	**181,449**	363,095
Bank overdraft		**(6,713)**	(2,358)
		174,736	360,737

BALANCE SHEET

As at 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000
Non-current assets			
Interests in subsidiaries	18	**1,515,703**	1,515,780
Current assets			
Cash and bank balances	32(e)	**610**	252
Total assets		**1,516,313**	1,516,032
Capital and reserves			
Share capital	27	**156,095**	156,095
Reserves		**1,204,123**	1,203,842
Proposed dividend		**156,095**	156,095
	28(b)	**1,360,218**	1,359,937
		1,516,313	1,516,032

Kuok Khoon Ean
Chairman

Peter Lee Ting Chang
Director

NOTES TO THE FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

The Company is incorporated in Bermuda as an exempted company with limited liability. Its principal place of business is Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong.

The Company acted as an investment holding company during the year. The principal activities of the Group during the year comprised the publishing, printing, and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications, video and film post-production and properties investment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention, as modified by the re-measurement of investment properties, and certain fixed assets and long-term investment shares, as further explained below.

(b) The adoption of new/revised HKFRS

In 2005, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been restated as required, in accordance with the relevant requirements.

HKAS 1:	Presentation of Financial Statements
HKAS 2:	Inventories
HKAS 8:	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 16:	Property, Plant and Equipment
HKAS 17:	Leases
HKAS 24:	Related Party Disclosures
HKAS 28:	Investments in Associates
HKAS 32:	Financial Instruments: Disclosure and Presentation
HKAS 33:	Earnings per Share
HKAS 36:	Impairment of Assets
HKAS 38:	Intangible Assets
HKAS 39:	Financial Instruments: Recognition and Measurement
HKAS 40:	Investment Property
HK(SIC)-Int 21:	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HKFRS 2:	Share-based Payments
HKFRS 3:	Business Combinations
HKFRS 5:	Non-current Assets Held for Sale and Discontinued Operations

The adoption of HKASs 2, 8, 24, 28 and 33 had no impact on profit attributable to shareholders but have resulted in certain changes in the presentation and disclosures in the financial statements. The effect of adopting the other HKFRSs is summarised as follows:

(i) *HKAS 1: Presentation of Financial Statements*

The adoption of HKAS 1 has resulted in changes in the presentation of financial statements. It has no effect on the profit attributable to shareholders. However, certain comparative figures have been restated to comply with the new presentation requirements.

(ii) *HKAS 16: Property, Plant and Equipment*
The adoption of HKAS 16 has resulted in a change in accounting policy relating to the calculation of depreciation charges of fixed assets. Previously, depreciation was provided on a straight-line basis to allocate the depreciable amount of a fixed asset over its estimated useful life. The depreciable amount represented the cost or valuation of the asset less its residual value. The residual value was determined at the time the asset was acquired and was not revised in subsequent periods. HKAS 16 now requires that the residual value of a fixed asset be reviewed annually. When the residual value of a fixed asset is determined to be higher than its carrying value, depreciation charge should cease.

This change in accounting policy has not resulted in any adjustment to the comparative figures in the financial statements as the residual values of the fixed assets have not changed significantly from their original estimates.

(iii) *HKAS 17: Leases*
The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and buildings in Hong Kong were previously carried at cost or valuation less accumulated depreciation and accumulated impairment losses. In accordance with the provisions of HKAS 17, a lease of land and building should be split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land element and the building element of the lease at the inception of the lease. The lease of land should be classified as an operating lease and any premium paid thereon is stated at cost and amortised over the period of the lease. The leasehold building is stated at cost or valuation less accumulated depreciation and accumulated impairment losses. The prepaid land premium is presented in the balance sheet as a separate item under non-current assets. The leasehold building is included under the classification of fixed assets in the balance sheet.

The effect of these changes has been reflected in the comparative figures and has resulted in a reclassification from fixed asset to lease premium for land of HK$35,668,000 and HK$34,649,000 as at 1 January 2004 and 31 December 2004 respectively.

(iv) *HKAS 32: Financial Instruments: Disclosure and Presentation*
HKAS 39: Financial Instruments: Recognition and Measurement
The adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy for the recognition, measurement, presentation and disclosure of financial instruments. The major changes are summarised as follows:

Long-term investment shares
In prior years, the Group's long-term investment shares were classified as non-trading securities and stated in the balance sheet at fair value. The unrealised gain or loss arising from changes in fair value is recognised directly in equity, as a movement in the investment revaluation reserve. In accordance with the provisions of HKAS 39, the long-term investment shares have been re-designated as available-for-sale investments.

The adoption of HKAS 39 has not resulted in any change in the recognition or measurement of the Group's long-term investment shares and no adjustment has been made against retained profits.

Foreign currency bank deposits for purchase of fixed assets
Until 31 December 2004, all foreign currency deposits held by the Group at the balance sheet date were translated at the applicable market rates of exchange ruling at that date. Exchange differences were dealt with in the profit and loss account. HKAS 39 now permits the designation of a foreign currency deposit as a hedging instrument for the foreign currency risk of a firm commitment. When a foreign currency deposit is formally designated as hedging instrument at the inception of the hedge and the hedge is expected to be highly effective, the gain or loss on the retranslation of the foreign currency deposit at the balance sheet date is recognised directly in the hedging reserve through the statement of changes in equity. When the hedge subsequently results in the recognition of a non-financial asset, the cumulative gains and losses so recognised in the hedging reserve are removed and included in the initial cost of the asset.

HKAS 39 prohibits the re-designation of transactions entered into before 1 January 2005 as hedges. As a result, hedge accounting has only been applied prospectively to transactions entered into on or after 1 January 2005. In the current year, certain foreign currency bank deposits of the Group were designated as cash flow hedging instrument to cover the foreign currency risk of a capital commitment of the Group. The capital commitment has been fully settled and the relating hedging reserve balance has been removed and included in fixed assets during the year.

(v) *HKAS 36: Impairment of Assets*
HKAS 38: Intangible Assets
HKFRS 3: Business Combinations
The adoption of HKAS 36, HKAS 38 and HKFRS 3 has resulted in a change in the accounting policy for goodwill and publishing titles.

Goodwill
Prior to this, goodwill was amortised on a straight-line basis over a period of not exceeding 20 years. Assessment for impairment was only performed when there were indications that goodwill was impaired. In accordance with HKAS 38, goodwill should not be subject to amortisation and should be tested for impairment at least annually, irrespective of whether any indications of impairment exist.

The new accounting policy for goodwill has been applied to goodwill acquired on or after 1 January 2005. Goodwill acquired in prior years has been fully amortised as at 31 December 2004 and has not been restated. In accordance with the transitional provisions of HKFRS 3, the accumulated amortisation of goodwill of HK$611,703,000 as at 1 January 2005 has been eliminated in full against the cost of goodwill at the beginning of the current year.

Publishing titles
Publishing titles were previously amortised over their estimated lives and stated at cost less accumulated amortisation and accumulated impairment losses.

Upon adoption of HKAS 38, a publishing title, which is determined to have an indefinite useful life, will not be subject to amortisation but tested for impairment annually.

For a publishing title with a finite useful life, it is amortised over its estimated useful life and tested for impairment if certain circumstances indicate a possible impairment may exist.

The Group will apply HKAS 38 to publishing titles acquired on or after 1 January 2005. Publishing titles acquired in prior years have already been fully amortised as at 1 January 2004. In accordance with the transitional provisions of HKAS 38, the Group has not adjusted the carrying amount of these publishing titles at that date.

(vi) *HKAS 40: Investment Property*
The adoption of HKAS 40 has resulted in a change in the accounting policy for the Group's investment properties. Previously, investment properties were stated at open market values at the end of each financial year. Changes in the values of investment properties were dealt with as movements in the investment property revaluation reserve. If the total of this reserve was insufficient to cover a deficit, the excess of the deficit was charged to the profit and loss account. Any subsequent revaluation surplus was credited to the profit and loss account to the extent of the deficit previously charged. Following the adoption of HKAS 40, all changes in valuation of the investment properties would be recognised in the profit and loss account.

The adoption of HKAS 40 has no impact on the financial statements because the Group's investment properties were in a net revaluation deficit position as at 1 January 2004 and the changes in valuation of the Group's investment properties during the year would have been recognised in the profit and loss account irrespective of whether the new accounting policy has been adopted.

(vii) *HK(SIC)-Int 21: Income Taxes – Recovery of Revalued Non-Depreciable Assets*
The adoption of HK(SIC)-Int 21 has resulted in a change in accounting policy relating to the measurement of deferred tax arising from the revaluation of investment properties. Prior to this, such deferred tax was measured on the basis of tax consequences that would follow from recovery of the carrying amount of the investment properties through sale. Following the adoption of HK(SIC)-Int 21, deferred tax arising from the revaluation of investment properties are measured on the basis of tax consequences that would follow from recovery of the carrying amount of the properties through use.

The adoption of HK(SIC)-Int 21 has no impact on the financial statements because the Group's investment properties were in a net revaluation deficit position as at 31 December 2004 and it is not probable that any deferred tax assets arising from such deficit will be recovered in future periods.

(viii) *HKFRS 2: Share-based Payment*
The adoption of HKFRS 2 has resulted in a change in accounting policy for employee share options. Prior to this, the Group did not recognise compensation cost in respect of share options granted to employees or Executive Directors of the Company or any of its subsidiaries. Following the adoption of HKFRS 2, the fair value of share options at grant date is amortised over the relevant vesting periods to the profit and loss account and credited to employee share-based compensation reserve under equity.

In accordance with the transitional provisions of HKFRS 2, the new accounting policy for employee share options should only be applied to share options that were granted after 7 November 2002 and had not yet vested at 1 January 2005. Because all outstanding share options granted by the Group have already vested as at 1 January 2005, the adoption of HKFRS 2 had no impact on the profit and loss accounts in current and prior years.

(ix) *HKFRS 5: Non-current Assets Held for Sale and Discontinued Operations*
The adoption of HKFRS 5 has resulted in changes in accounting policy for non-current assets (or disposal groups) held for sale and discontinued operations.

In prior years, the Group did not classify any non-current asset (or disposal group) as held for sale. There was no separate measurement of non-current assets (or disposal groups) that are held for sale and for continuing use. When an initial disclosure event relating to an operation of the Group occurred either within a financial year or after the end of a financial year but before the financial statements are approved by the Board of Directors, such operation would be disclosed as a discontinuing operation.

Beginning from 1 January 2005, when the carrying amount of a non-current asset (or disposal group) will be recovered principally through sale transaction rather than through continuing use, it will be classified as held for sale and stated in the balance sheet at the lower of its carrying amount and fair value less costs to sell. Non-current assets held for sale are not subject to depreciation. If, within the reporting period, an operation either has been disposed of, or is classified as held for sale, it will be disclosed as a discontinued operation.

The transitional provisions of HKFRS 5 require the new accounting policy to be applied prospectively to non-current assets (or disposal groups) that meet the criteria to be classified as held for sale or operations that meet the criteria to be classified as discontinued operations, after 1 January 2005. As at 31 December 2005, none of the Group's non-current assets (or disposal groups) have been classified as held for sale and none of the Group's existing operations have been classified as discontinued operations.

(c) Effect of changes in accounting policies on the financial statements

(i) Summary of restatements made in the comparative figures

Consolidated Profit and Loss Account for the year ended 31 December 2004

	Share of profits less losses of associates HK$'000	Taxation HK$'000
As previously reported	10,299	50,461
Effect of adopting HKAS 1	(2,279)	(2,279)
As restated	8,020	48,182

Consolidated Balance Sheet as at 31 December 2004

	Fixed assets (Note 15) HK$'000	Investment properties (Note 16) HK$'000	Lease premium for land (Note 17) HK$'000
As previously reported	1,301,689	–	–
Effect of adopting HKAS 1	(664,600)	664,600	–
Effect of adopting HKAS 17	(34,649)	–	34,649
As restated	602,440	664,600	34,649

(ii) Estimated effect of new accounting policies on current year financial statements

Consolidated Profit and Loss Account for the year ended 31 December 2005

	Increase/(decrease) in profit after tax				
	Depreciation and amortisation HK$'000	Other operating expenses HK$'000	Share of profits less losses of associates HK$'000	Taxation HK$'000	Total HK$'000
Effect of adopting HKAS 1	–	–	(1,420)	1,420	–
Effect of adopting HKAS 39	(16)	3,748	–	–	3,732
Total effect	(16)	3,748	(1,420)	1,420	3,732

Consolidated Balance Sheet as at 31 December 2005

	Increase/(decrease) in net asset attributable to shareholders			
	Fixed assets HK$'000	Investment properties HK$'000	Lease premium for land HK$'000	Total HK$'000
Effect of adopting HKAS 1	(733,000)	733,000	–	–
Effect of adopting HKAS 17	(33,630)	–	33,630	–
Effect of adopting HKAS 39	3,732	–	–	3,732
Total effect	(762,898)	733,000	33,630	3,732

(d) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

(i) *Subsidiaries*

Subsidiaries are entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. This power is deemed to exist when the Group has a shareholding of more than one half of the voting rights in an entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognised as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities, the difference is recognised directly in the profit and loss account.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Interests in subsidiaries in the Company's balance sheet are stated at cost less accumulated impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(ii) *Jointly controlled entity*

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control, that is when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

A jointly controlled entity is a joint venture which involves the establishment of a corporation, partnership or other entity in which the Group and other parties have an interest. The jointly controlled entity operates in the same way as other enterprises, except that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity.

The Group's share of the post-acquisition profits or losses and post-acquisition movements in reserves of the jointly controlled entity is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in the jointly controlled entity are stated in the consolidated balance sheet at the Group's share of net assets of the jointly controlled entity under the equity method of accounting less accumulated impairment losses which are deemed necessary by the Directors.

(iii) *Associates*

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of the post-acquisition profits or losses and post-acquisition movements in reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets of the associates under the equity method of accounting less accumulated impairment losses which are deemed necessary by the Directors.

(e) Revenue recognition

Revenue is recognised when it is probable that the future economic benefits will flow to the Group and when these benefits can be measured reliably, on the following bases:

(i) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer provided that the Group retains neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(ii) newspaper advertisements and other services, based on the period in which such services are rendered;

(iii) rental income, in the period in which the properties are let out and on the straight-line basis over the lease terms;

(iv) interest income, on a time proportion basis taking into account the principal amounts outstanding and the effective interest rates applicable; and

(v) dividends, when the shareholder's right to receive payment is established.

(f) Employee benefits

(i) Employee retirement schemes

The Group operates four staff retirement schemes comprising a defined benefit pension ("DB") scheme, a defined contribution pension ("DC") scheme, a Mandatory Provident Fund ("MPF") and a Top-up ("Top-up") scheme for its employees, the assets of which are held separately from those of the Group in independently administered funds. The retirement schemes are generally funded by payments from employees and by the relevant Group companies.

Contributions to the DC, MPF and Top-up schemes are charged to the profit and loss account as incurred. For the DC and Top-up schemes, the amounts charged to the profit and loss account may be reduced by contributions forfeited by employees who leave these schemes prior to vesting fully in the contributions.

The Group's contributions to the DB scheme are made based on the periodic recommendations of independent qualified actuaries. Pension cost are assessed using the projected unit credit method: the cost of providing pensions is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans. The pension obligation is measured as the present value of the estimated future cash outflows by reference to market yields of Government securities which has similar terms as the related liabilities. Actuarial gains and losses are recognised in the profit and loss account over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

(ii) Share-based compensation

The Company has a share option scheme which is a part of remuneration policy with rewards determined based upon the performance of the Group and individual employees. The fair value of the employee services received in exchange for the grant of options is recognised as an expense in the profit and loss account and credited to the employee share-based compensation reserve. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, taking into account the market vesting conditions. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable, and the impact taken to the profit and loss account, and corresponding adjustment to the employee share-based compensation reserve.

The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

(g) Intangible assets

(i) Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and jointly controlled entities represents the excess of cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired.

Goodwill acquired in relation to subsidiaries is included in intangible assets. Goodwill acquired in relation to associates and jointly controlled entities is included in the carrying amounts of the associates and jointly controlled entities respectively.

Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii) Publishing titles

Publishing titles with a finite useful life are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is calculated using straight-line method to allocate the cost of the publishing titles over their estimated useful lives.

Publishing titles with an indefinite useful life are tested at least annually for impairment. They are stated at cost less accumulated impairment losses.

Publishing titles that have been fully amortised in prior years have not been restated. They are included in the financial statements at zero carrying amounts.

(iii) Software cost

Computer software licences are capitalised based on their purchase price and direct cost of preparing the assets for their intended use.

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads.

Software costs recognised as assets are amortised using the straight-line method over their estimated useful lives ranging from five to seven years.

(h) Fixed assets and depreciation

Fixed assets, other than assets in progress, are stated at cost or valuation less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any costs directly attributable to bringing the asset to its working condition and location for its intended use. Cost may also include transfers from hedging reserve of any gains/losses on qualifying cash flow hedges of foreign currency purchases of fixed assets.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss account during the financial period in which they are incurred.

Surpluses arising from the revaluation of fixed assets are dealt with in the asset revaluation reserve. Revaluation deficits are charged to the profit and loss account to the extent that they exceed surpluses arising previously on the individual assets. A subsequent revaluation increase is recognised as income to the extent that it reverses a revaluation deficit of the same asset previously charged to the profit and loss account.

Depreciation is calculated using the straight-line method to allocate cost or revalued amounts of the fixed assets to their residual values over the following estimated useful lives:

Leasehold buildings	25 to 50 years
Other fixed assets	2 to 20 years

No depreciation/amortisation is provided for assets in progress.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

(i) Impairment of assets

Intangible assets that have an indefinite life are tested at least annually for impairment. Intangible assets with a finite life and other fixed assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the assets is estimated and where relevant, an impairment loss is recognised to reduce the carrying amount of the assets to their recoverable amount. Such impairment losses are recognised in the profit and loss account except where the assets are carried at valuation and the impairment loss does not exceed the revaluation surplus for those assets, in which case it is treated as a revaluation decrease.

(j) Investment properties

Investment properties are properties that are held to earn rentals or for capital appreciation or both. They comprise land held under operating leases and buildings held under finance leases. Land held under operating leases is classified and accounted for as investment property when the definition of investment property is met.

Investment properties are measured initially at costs, including related transaction costs. After initial recognition, investment properties are carried at fair values, with changes in fair values recognised in the profit and loss account. The methods used to determine the fair values of the investment properties are set out in note 16.

Subsequent expenditure on an investment property is included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss account.

If an investment property becomes owner-occupied, it is reclassified as fixed asset and its fair value at the date of reclassification becomes its cost for accounting purposes.

If an owner-occupied property becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this property at the date of transfer is recognised as a movement in the asset revaluation reserve. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the profit and loss account.

(k) Financial instruments

The Group's financial instruments comprise long-term investment shares, accounts receivable, cash and bank balances, accounts payable, bank loans and overdrafts and share capital.

(i) *Long-term investment shares*

Long-term investment shares represent share investments that are not held for trading purposes. They are designated as available-for-sale financial assets.

Purchases and sales of long-term investment shares are recognised on trade-date – the date on which the Group commits to purchase or sell the shares. They are initially recognised at fair value plus transaction costs and subsequently carried at fair value at each balance sheet date. Unrealised gains and losses arising from changes in the fair values are recognised in investment revaluation reserve. When the shares are subsequently sold or impaired, the accumulated fair value adjustments are included in the profit and loss account as gains and losses from long-term investment shares.

The fair value of quoted long-term investment shares are determined directly by reference to published price quotations from the relevant stock exchanges. For unlisted shares, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, and discounted cash flow analysis.

The Group assesses at each balance sheet date whether there is objective evidence that the long-term investment shares are impaired. If any such evidence exists, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in the profit and loss account – is removed from investment revaluation reserve and recognised in the profit and loss account. Impairment losses previously recognised are not reversed through the profit and loss account.

(ii) *Accounts receivable*

Accounts receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less impairment losses for bad and doubtful debts. An impairment loss on accounts receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment loss is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. Impairment loss is recognised in the profit and loss account.

(iii) *Cash and bank balances*

Cash and bank balances comprise cash on hand and demand deposits, and other short term highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value.

For the purpose of consolidated cash flow statement, cash and cash equivalents represent cash and bank balances with original maturities of three months or less and bank overdrafts that are repayable on demand. Bank overdrafts are shown separately as current liabilities in the balance sheet.

(iv) *Accounts payable*

Accounts payable are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method.

(v) *Bank loans and overdrafts*

Interest-bearing bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings as finance costs in the profit and loss account.

(vi) *Share capital*

Ordinary shares are classified as equity. The par value of the shares issued and fully paid is recognised in the share capital account. Any excess of proceeds from a new issue of shares (net of any incremental costs directly attributable to the new issue) over the par value of the shares issued is recognised in the share premium account.

(l) Inventories

Inventories are stated at the lower of cost and net realisable value after making due allowance for any obsolete or slow-moving items. Costs of inventories are stated at weighted average cost and in the case of work in progress and finished goods, comprise direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

(m) Taxation

Tax expense represents the sum of the tax currently payable and deferred tax.

Tax currently payable is based on estimated assessable profits for the year. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Unpaid current tax for current and prior periods is recognised as a liability. If the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess is recognised as an asset.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred taxation is determined using tax rates (and tax laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(n) Foreign currency transactions

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account, except when deferred in equity as qualifying cash flow hedges. Translation differences on long-term investment shares are included in the investment revaluation reserve.

(iii) Group companies

On consolidation, the balance sheet of subsidiaries and associates denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. The resulting translation differences are included in the translation reserve. When any of these subsidiaries or associates is sold, any translation differences previously recognised in respect of such subsidiary or associate are transferred to the profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(o) **Leases**

(i) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases, including lease premium for land held for own use, net of any incentives received from the lessor are charged to the profit and loss account on a straight-line basis over the lease periods.

(ii) Finance leases

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Investment properties acquired under finance leases are carried at their fair value.

(p) **Provisions and contingent liabilities**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

A contingent liabilities is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

(q) **Segment reporting**

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segment operating in other economic environments.

The Group has determined that business segments are to be presented as the primary reporting format. No geographical reporting format is presented as Group's businesses are substantially based in Hong Kong.

(r) **Dividend distribution**

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

(s) **Recently issued HKFRSs**

At the date of approval of these financial statements, the following standards relevant to the Group have been issued but were not yet effective:

HKAS 1 Amendment:	Capital Disclosures
HKAS 19 Amendment:	Actuarial Gains and Losses, Group Plans and Disclosures
HKFRS 7:	Financial Instruments: Disclosures

The HKAS 19 amendment will be effective for financial year beginning on or after 1 January 2006 while the HKAS 1 amendment and HKFRS 7 will be effective for financial year beginning on or after 1 January 2007. The Group has not early adopted these standards.

The Group has commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3. FINANCIAL RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks, particularly interest rate, currency, price, liquidity and credit risks. Where appropriate, the Group's risk management policies seek to minimise potential adverse effects of these risks on the financial performance of the Group. The policies for managing these risks are summarised below.

(a) **Interest rate risk**

The Group has cash balances placed with reputable banks and financial institutions, which generate interest income for the Group. The Group manages its interest rate risk by placing such balances on various maturities and interest rate terms.

The Group's bank loans also expose it to interest rate risk. The Group manages the risk by setting roll-over periods of various duration after due consideration of market conditions and expectation of future interest rate.

(b) **Currency risk**

The currency risk of the Group arises mainly from its purchases of raw material and capital expenditure denominated in currencies other than the functional currency. In addition, the Group also has foreign investments, foreign currency deposits and investments in foreign subsidiaries and associates whose net assets are exposed to currency risk.

Where appropriate, the Group hedges against its currency risk resulting from the purchase transactions in foreign currency, its foreign currency denominated investments and net assets of its foreign subsidiaries and associates. The Group's hedging activities during the year are set out in note 2(b)(iv).

(c) **Price risk**

The Group has investments in shares of companies listed in Hong Kong and overseas stock exchanges. The market values of these investments are affected by, amongst others, changes in market prices as a result of changes in global economic conditions, macro and micro economic factors affecting the country where the investments are quoted, and factors specific to the investee companies.

The fluctuations in market prices due to the above factors are unforeseen. The Group monitors changes in these factors, and responds to them as and when appropriate and necessary.

(d) **Liquidity risk**

The Group's objective is to maintain a balance between the continuity and the flexibility of funding through the use of bank overdrafts and bank loans. In addition, banking facilities have been put in place for contingency purposes.

(e) **Credit risk**

The Group's credit risk arises mainly from its bank deposits and accounts receivable. To mitigate the risk arising from banks, the Group places its deposits with a number of reputable banks.

The Group manages its credit risk associated with accounts receivable through the application of credit approvals, credit ratings and monitoring procedures. The Group also obtains bankers' guarantees from certain customers.

Credit sales are only made to customers with appropriate credit history or high credit standing while sales to new customers or customers of low credit standing are usually made on an advance payment or cash on delivery basis.

4. **CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY**

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a) Judgements

In the process of applying the Group's accounting policies, the management has made the following judgements that have the most significant effect on the amounts recognised in the financial statements.

Impairment of fixed assets

As described in note 2(i), impairment assessments on fixed assets are performed when there are indications that the carrying amount of the assets may not be recoverable. In the light of the continued losses of the video and film post-production and a magazine title's operations, the Group has carried out impairment assessments on their fixed assets. Impairment losses of HK$4,307,000 and HK$197,000 have been recognised accordingly.

Impairment of long-term investment shares

The Group follows the guidance of HKAS 39 on determining when an investment is impaired. In making this judgement, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and near-term business outlook for the investee.

During the year, the Group has determined that its investments in unlisted equity shares have impaired amid the poor business outlook for the investee and unfavourable market conditions. As a result, an impairment loss of HK$31,200,000 has been recognised.

(b) Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Defined benefit plan's assets

Determining the carrying amount of defined benefit plan's assets requires actuarial assumptions made in respect of discount rate, rate of return on plan assets and rate of future salary increases. Changes to these assumptions could have a significant risk of causing a material adjustment to the carrying amount in the balance sheet. Details of these actuarial assumptions are set out in note 26(a).

5. **TURNOVER, REVENUE AND SEGMENT INFORMATION**

Turnover comprises the aggregate of advertising, circulation and distribution income of newspapers and other publications, the net invoiced amount in respect of goods sold and services rendered and gross rental income.

An analysis of the Group's turnover and other revenue for the year is as follows:

	2005 HK$'000	2004 HK$'000
Turnover		
Continuing operations		
Newspapers, magazines and other publications	**1,076,996**	972,537
Investment properties	**16,306**	13,885
Video and film post-production	**22,600**	22,499
Music publishing	**4,474**	13,781
	1,120,376	1,022,702
Discontinued operations		
Retailing	–	351,971
	1,120,376	1,374,673
Other revenue		
Dividend income from listed investments	**2,463**	2,100
Interest income	**6,630**	815
Others	**1,395**	2,874
	10,488	5,789
Total revenue	**1,130,864**	1,380,462

Turnover from newspapers, magazines and other publications included revenue of HK$7,633,000 (2004: HK$2,467,000) arising from exchanges of goods or services with third parties.

Substantially all the activities of the Group are based in Hong Kong and below is segment information by business segment:

Year ended 31 December 2005

	Newspapers, magazines and other publications HK$'000	Investment properties HK$'000	Video and film post-production HK$'000	Music publishing HK$'000	Total HK$'000
Turnover	1,076,996	16,306	22,600	4,474	1,120,376
Segment results and operating profit/(loss)	259,366	63,087	(17,440)	1,431	306,444
Share of profits less losses of associates	4,410	–	–	–	4,410
Profit before taxation					310,854
Taxation					(58,971)
Profit after taxation					251,883
Segment assets	1,326,254	736,707	28,102	1,648	2,092,711
Interests in associates	45,443	–	–	–	45,443
Total assets					2,138,154
Segment liabilities	(194,832)	(9,143)	(29,024)	(2,059)	(235,058)
Unallocated liabilities					(172,186)
Total liabilities					(407,244)
Capital expenditure	109,307	–	1,632	6	110,945
Depreciation	64,672	–	5,110	22	69,804
Amortisation of intangible assets	7,132	–	–	–	7,132
Amortisation of lease premium for land	1,019	–	–	–	1,019
Impairment loss	31,397	–	4,307	–	35,704

Year ended 31 December 2004

	Restated					
	Continuing operations				Discontinued operation	
	Newspapers, magazines and other publications HK$'000	Investment properties HK$'000	Video and film post-production HK$'000	Music publishing HK$'000	Retailing HK$'000	Total HK$'000
Turnover	972,537	13,885	22,499	13,781	351,971	1,374,673
Segment results and operating profit/(loss)	252,123	28,296	(3,940)	9,394	77,464	363,337
Share of profits less losses of						
– associates (Note 2(c))	8,020	–	–	–	–	8,020
– a jointly controlled entity	(361)	–	–	–	–	(361)
Profit before taxation						370,996
Taxation (Note 2(c))						(48,182)
Profit after taxation						322,814
Segment assets	1,428,614	677,354	34,107	5,191	19,993	2,165,259
Interests in associates	41,543	–	–	–	–	41,543
Total assets						2,206,802
Segment liabilities	(113,221)	(9,352)	(21,572)	(1,488)	(13,282)	(158,915)
Unallocated liabilities						(350,627)
Total liabilities						(509,542)
Capital expenditure	25,081	1,538	8,506	–	2,768	37,893
Depreciation	73,920	–	1,983	24	2,591	78,518
Amortisation of intangible assets	4,324	–	–	–	–	4,324
Amortisation of lease premium for land	1,019	–	–	–	–	1,019

6. DISCONTINUED OPERATION

On 15 September 2004, the Group announced that SCMP Retailing (HK) Limited ("SCMP Retailing"), a wholly owned subsidiary of the Company, entered into an agreement with The Dairy Farm Company, Limited (the "Purchaser") on 13 September 2004, pursuant to which SCMP Retailing disposed certain assets relating to the convenience store retail business carried under the name of "Daily Stop" to the Purchaser (the "Disposal"). Upon the completion of the Disposal on 9 November 2004, the Group discontinued its business of the operation of convenience retail stores.

The turnover, results, cash flows and net assets of the discontinued operation were as follows:

	2005 **HK$'000**	2004 HK$'000
Turnover	–	351,971
Other revenue	–	12
Operating costs	–	(351,279)
Profit for the year	–	704
Net operating cash outflow	–	(31,431)
Net investing cash outflow	–	(2,755)
Total net cash outflow	–	(34,186)

	At **31 December** **2005** **HK$'000**	At 31 December 2004 HK$'000
Total assets	–	19,993
Total liabilities	–	(13,282)
Net assets	–	6,711
Net assets sold	–	(17,772)
Proceeds from sale, net of expenses	–	94,532
Gain on disposal of a discontinued operation	–	76,760

7. OPERATING PROFIT

Operating profit is stated after charging and crediting:

	Group 2005 HK$'000	Group 2004 (Restated) HK$'000
Charging		
Operating lease rentals on land and building	**9,573**	47,933
Loss on disposal of fixed assets	**119**	736
Auditors' remuneration	**2,387**	1,796
Depreciation on owned assets	**69,804**	78,518
Amortisation of intangible assets	**7,132**	4,324
Amortisation of lease premium for land	**1,019**	1,019
Impairment of long-term investment shares	**31,200**	–
Impairment of fixed assets (Note 15)	**4,504**	–
Crediting		
Net rental income from investment properties	**16,297**	11,820
Net rental income from leasehold land and buildings	**–**	1,566
Surplus on revaluation of investment properties	**50,400**	18,062

8. FINANCE COSTS

	Group 2005 HK$'000	Group 2004 HK$'000
Interest on bank loans and overdraft		
Wholly repayable within five years	**6,761**	1,887
Not wholly repayable within five years	**–**	24
	6,761	1,911

9. EMPLOYEE BENEFIT EXPENSE

	Group 2005 HK$'000	Group 2004 HK$'000
Staff costs (including directors' remuneration (Note (a)))		
Wages and salaries	**359,916**	358,881
Unutilised leave pay	**234**	–
Pension costs – defined contribution plans	**15,481**	17,156
Less: Forfeited contributions	**(3,216)**	(3,540)
Net pension costs – defined contribution plans	**12,265**	13,616
Pension income – defined benefit plan (Note 26)	**(3,124)**	(3,345)
	369,291	369,152

(a) Directors' remuneration

The aggregate amounts of remuneration paid or payable to Directors of the Company during the year are as follows:

	2005 HK$'000	2004 HK$'000
Fees:		
Executive	**–**	–
Non-executive	**1,076**	933
Other emoluments:		
Salaries, allowances and benefits in kind	**654**	488
Retirement scheme contributions	**60**	42
Bonuses paid and payable	**150**	67
	1,940	1,530

The remuneration of the above Directors fell within the following band:

	2005	2004
HK$Nil – HK$1,000,000	**8**	9
	8	9

Mr. Kuok Khoon Ean informed the Company that, with effect from 1 April 2003, he would waive his entitlements to basic salary and housing allowances until he informs the Company otherwise. No discretionary bonus was paid to Mr. Kuok in the years 2004 and 2005. As at the date of this Annual Report, Mr. Kuok was still waiving his said entitlements. Save from the aforesaid, there was no arrangement under which a Director waived or agreed to waive any remuneration in respect of the year.

Directors' fees paid or payable to Independent Non-executive Directors during the year were approximately HK$775,000 (2004: HK$632,000). Directors' fees received or receivable by other Non-executive Directors during the year amounted to approximately HK$300,000 (2004: HK$301,000). No benefits in kind received or receivable by other Non-executive Directors during the year (2004: HK$7,000). Save from the aforesaid, there were no other emoluments paid or payable to Non-executive Directors in 2005.

No options were granted to Directors of the Company to acquire share of the Company in 2004 and 2005.

The details of the remuneration of each of the Directors for the year ended 31 December 2005 are set out below:

Name of Director	**Directors' fees HK$'000**	**Salaries, allowances and benefits in kind HK$'000**	**Retirement scheme contributions HK$'000**	**Bonuses paid and payable HK$'000**	**Total HK$'000**
Kuok Khoon Ean	–	–	–	–	–
Roberto V. Ongpin	100	–	–	–	100
Ronald J. Arculli	288	–	–	–	288
Khoo Kay Peng	100	–	–	–	100
Kuok Hui Kwong	–	654	60	150	864
Peter Lee Ting Chang	288	–	–	–	288
David Li Kwok Po	200	–	–	–	200
Robert Ng Chee Siong	100	–	–	–	100
	1,076	654	60	150	1,940

(b) Five highest paid individuals

The five highest paid individuals during the year include none (2004: none) of the Directors. Details of the remuneration of the five (2004: five) highest paid individuals are set out below:

	2005 HK$'000	2004 HK$'000
Salaries, allowances and benefits in kind	**9,080**	9,171
Retirement scheme contributions	**325**	300
Bonuses paid and payable	**2,150**	2,031
Compensation for loss of office	**972**	830
	12,527	12,332

The remuneration of the five (2004: five) highest paid individuals fell within the following bands:

	2005	2004
HK$2,000,001 – HK$2,500,000	**3**	3
HK$2,500,001 – HK$3,000,000	**1**	1
HK$3,000,001 – HK$3,500,000	**1**	1
	5	5

The Company's remuneration policy is established to attract, motivate and retain high performing individuals so that they are committed to the success of our business, thereby enhancing shareholder value.

The Company has a share option scheme. The Remuneration Committee approves the granting of share options and reports such grants to the Board of Directors. The grant is made based on individual's performance and contributions.

Executive Directors serving on the Board and Board Committees have not drawn any directors' fee in the year. The director's fee of each of the Non-executive Directors (2005: HK$100,000; 2004: HK$100,000) is fixed by the Board of Directors pursuant to the authority granted by the shareholders at the Company's annual general meeting. Each Non-executive Director serving on the Audit Committee, the Remuneration Committee and the Nomination Committee receives an additional fee (Audit Committee: 2005: HK$100,000; 2004: HK$100,000; Remuneration Committee: 2005: HK$50,000; 2004: HK$50,000; Nomination Committee: 2005: HK$50,000; 2004: Nil). The directors' remunerations are determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature.

10. TAXATION

Hong Kong profits tax has been provided for at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year.

	Group	
	2005 **HK$'000**	2004 (Restated) HK$'000
Company and subsidiaries:		
Hong Kong profits tax	**44,196**	54,075
Overseas taxation	**555**	472
Deferred taxation relating to the origination and reversal of temporary differences	**14,220**	(6,365)
Taxation charges	**58,971**	48,182

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate applicable to the places of operation of the Company and its subsidiaries as follows:

	Group	
	2005	2004 (Restated)
	HK$'000	HK$'000
Profit before taxation	**310,854**	370,996
Calculated at a taxation rate of 17.5% (2004: 17.5%)	**54,399**	64,924
Temporary differences not recognised	**(7,474)**	(4,682)
Income not subject to taxation	**(2,383)**	(17,371)
Effect of different taxation rates in other countries	**(2,304)**	(2,949)
Utilisation of previously unrecognised tax losses	**(1,255)**	(3,156)
Over provision in prior year	**(484)**	(1,480)
Tax losses not recognised	**8,163**	6,856
Expenses not deductible for taxation purposes	**7,359**	5,306
Recognition of previously unrecognised temporary difference	**1,289**	–
Temporary difference recognised on undistributed profit in associates	**1,106**	256
Withholding tax	**555**	472
Others	**–**	6
Taxation charges	**58,971**	48,182

11. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit of HK$246,357,000 (2004: HK$317,146,000) attributable to shareholders included profit of HK$234,423,000 (2004: loss of HK$2,000) dealt with in the Company's own financial statements.

12. DIVIDEND

The dividend paid and recognised by the Company during the years ended 31 December 2005 and 2004 were HK$234,142,000 (HK15 cents per share) and HK$140,485,000 (HK9 cents per share) respectively. A final dividend for 2005 of HK10 cents per share, amounting to a total dividend of HK$156,095,000 is to be proposed at the forthcoming Annual General Meeting on 25 May 2006. These financial statements do not reflect this dividend payable.

	Group and Company	
	2005	2004
	HK$'000	HK$'000
Interim dividend, HK5 cents per share (2004: HK5 cents)	**78,047**	78,047
Proposed final dividend, HK10 cents per share (2004: HK7 cents)	**156,095**	109,266
Proposed special dividend, nil per share (2004: HK3 cents)	**–**	46,829
	234,142	234,142

13. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the profit for the year attributable to shareholders of HK$246,357,000 (2004: HK$317,146,000) and 1,560,945,596 (2004: 1,560,945,596) shares in issue during the year.

As at 31 December 2005, there were share options outstanding that enable holders to subscribe for 7,353,000 shares (2004: 8,326,000 shares) in the Company. These share options could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the years presented.

14. INTANGIBLE ASSETS

	Publishing titles HK$'000	Software costs HK$'000	Assets in progress HK$'000	Total HK$'000
At 1 January 2004				
Cost	1,820,000	24,028	10,583	1,854,611
Accumulated amortisation	(1,820,000)	(1,439)	–	(1,821,439)
Net book value	–	22,589	10,583	33,172
Net book value at 1 January 2004	–	22,589	10,583	33,172
Additions	–	1,362	13,497	14,859
Disposal of a discontinued operation	–	–	(1,827)	(1,827)
Reclassification	–	22,253	(22,253)	–
Amortisation	–	(4,324)	–	(4,324)
Net book value at 31 December 2004	–	41,880	–	41,880
At 31 December 2004				
Cost	1,820,000	47,643	–	1,867,643
Accumulated amortisation	(1,820,000)	(5,763)	–	(1,825,763)
Net book value	–	41,880	–	41,880
Net book value at 1 January 2005	–	**41,880**	–	**41,880**
Additions	–	**27**	**1,016**	**1,043**
Reclassification	–	**604**	**(604)**	–
Amortisation	–	**(7,132)**	–	**(7,132)**
Net book value at 31 December 2005	–	**35,379**	**412**	**35,791**
At 31 December 2005				
Cost	**1,820,000**	**48,274**	**412**	**1,868,686**
Accumulated amortisation	**(1,820,000)**	**(12,895)**	–	**(1,832,895)**
Net book value	–	**35,379**	**412**	**35,791**

15. FIXED ASSETS

	Investment properties HK$'000	Leasehold buildings HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
At 1 January 2004					
Cost or valuation					
– as previously reported	645,000	376,975	909,217	19,900	1,951,092
– effect of adopting HKAS 1	(645,000)	–	–	–	(645,000)
– effect of adopting HKAS 17	–	(45,107)	–	–	(45,107)
As restated	–	331,868	909,217	19,900	1,260,985
Accumulated depreciation					
– as previously reported	–	74,788	528,956	–	603,744
– effect of adopting HKAS 17	–	(9,439)	–	–	(9,439)
As restated	–	65,349	528,956	–	594,305
Net book value at 1 January 2004	–	266,519	380,261	19,900	666,680
Net book value at 1 January 2004					
– as previously reported	645,000	302,187	380,261	19,900	1,347,348
– effect of adopting HKAS 1	(645,000)	–	–	–	(645,000)
– effect of adopting HKAS 17	–	(35,668)	–	–	(35,668)
As restated	–	266,519	380,261	19,900	666,680
Additions	–	–	14,601	8,433	23,034
Disposals	–	–	(1,435)	–	(1,435)
Disposal of a discontinued operation	–	–	(4,094)	(2,380)	(6,474)
Termination of a jointly controlled entity	–	–	623	–	623
Reclassification/transfer	–	–	12,121	(13,659)	(1,538)
Depreciation	–	(6,813)	(71,705)	–	(78,518)
Translation differences	–	–	11	57	68
Net book value at 31 December 2004	–	259,706	330,383	12,351	602,440
At 31 December 2004					
Cost or valuation					
– as previously reported	664,600	376,975	901,927	12,351	1,955,853
– effect of adopting HKAS 1	(664,600)	–	–	–	(664,600)
– effect of adopting HKAS 17	–	(45,107)	–	–	(45,107)
As restated	–	331,868	901,927	12,351	1,246,146
Accumulated depreciation					
– as previously reported	–	82,620	571,544	–	654,164
– effect of adopting HKAS 17	–	(10,458)	–	–	(10,458)
As restated	–	72,162	571,544	–	643,706
Net book value at 31 December 2004	–	259,706	330,383	12,351	602,440

	Investment properties HK$'000	Leasehold buildings HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
Net book value at 1 January 2005					
– as previously reported	664,600	294,355	330,383	12,351	1,301,689
– effect of adopting HKAS 1	(664,600)	–	–	–	(664,600)
– effect of adopting HKAS 17	–	(34,649)	–	–	(34,649)
As restated	–	259,706	330,383	12,351	602,440
Additions	–	–	12,737	93,417	106,154
Transfer from hedging reserve	–	–	3,748	–	3,748
Revaluation	–	3,000	–	–	3,000
Disposals	–	–	(366)	(20)	(386)
Impairment loss	–	–	(4,451)	(53)	(4,504)
Reclassification/transfer	–	(18,000)	105,146	(105,146)	(18,000)
Depreciation	–	(6,661)	(63,143)	–	(69,804)
Translation differences	–	–	377	–	377
Net book value at 31 December 2005	–	238,045	384,431	549	623,025
At 31 December 2005					
Cost or valuation	–	308,868	1,013,993	602	1,323,463
Accumulated depreciation and impairment losses	–	(70,823)	(629,562)	(53)	(700,438)
Net book value at 31 December 2005	–	238,045	384,431	549	623,025

Other fixed assets include plant and machinery, computer and office equipment and leasehold improvements.

	Leasehold buildings HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
Analysis of cost and valuation as at 31 December 2005:				
At cost	299,673	1,013,993	602	1,314,268
At valuation – 1990	9,195	–	–	9,195
	308,868	1,013,993	602	1,323,463
Analysis of cost and valuation as at 31 December 2004:				
At cost	322,673	901,927	12,351	1,236,951
At valuation – 1990	9,195	–	–	9,195
	331,868	901,927	12,351	1,246,146

Certain of the Group's leasehold building was revalued in 1990 by Knight Frank Kan & Baillieu, an independent professional valuer, at HK$9,195,000, being their open market value based on their existing use. No subsequent revaluation was carried out as the Group has adopted the exemption provision of paragraph 80A of HKAS 16, of not making regular revaluations by class of those assets stated at revalued amounts based on revaluations which were reflected in prior year financial statements. Had such leasehold building been carried at cost less accumulated depreciation, the carrying value of such leasehold building would have been stated at approximately HK$3,294,000 (2004: HK$3,641,000).

During the year, a property previously classified as a leasehold building has been transferred to investment properties. At the date of transfer, the property was valued by DTZ Debenham Tie Leung Limited, an independent valuer.

16. INVESTMENT PROPERTIES

	Group	
	2005	2004 (Restated)
	HK$'000	HK$'000
At 1 January		
– as previously reported	**–**	–
– effect of adopting HKAS 1	**664,600**	645,000
As restated	**664,600**	645,000
Transfer from assets in progress	**–**	1,538
Transfer from leasehold buildings	**18,000**	–
Revaluation surplus	**50,400**	18,062
At 31 December	**733,000**	664,600

Particulars of investment properties held by the Group

	Property	Type	Lease term
(i)	20th and 21st Floors and car parking spaces Nos. 21, 22 and 23 on 4th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	Offices and car parking spaces	Long
(ii)	The lobby on Ground Floor and the front portion of the 1st, 2nd and 3rd Floors, No. 1 Leighton Road and portion of the canopy on the 1st Floor level, Yue King Building, 26-30 Canal Road West, 1-7 Leighton Road and 41-47 Morrison Hill Road, Wanchai, Hong Kong	Retail shops, offices and advertising board spaces	Medium
(iii)	Ground Floor, Block B, Ko Fai Industrial Building, 7 Ko Fai Road, Yau Tong, Kowloon, Hong Kong	Workshop unit	Medium
(iv)	Clear Water Bay Studio, Clear Water Bay Road, A Kung Wan, Hang Hau, New Territories, Hong Kong	TV Studio	Medium

The investment properties were valued by DTZ Debenham Tie Leung Limited, an independent professional valuer. The valuation represents the estimated amounts for which the properties should exchange between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. Properties (i), (ii) and (iii) above have been valued by direct comparison approach by making reference to comparable sales transactions as available in the relevant market or where appropriate by capitalizing the rental income derived from the existing tenancies with due provision for the reversionary income potential of the property interests. Property (iv) has been valued by the Depreciated Replacement Costs ("DRC") approach. The DRC is the current cost of replacement (reproduction) less deductions for physical deterioration and all relevant forms of obsolescence and optimisation.

For the year ended 31 December 2005, direct operating expenses of HK$167,000 (2004: HK$170,000) arising from investment properties that generated rental income and HK$3,370,000 (2004: HK$3,832,000) arising from investment properties that did not generate rental income were charged to the consolidated profit and loss account.

17. LEASE PREMIUM FOR LAND

	Group	
	2005	2004 (Restated)
	HK$'000	HK$'000
At 1 January		
– as previously reported	**–**	–
– effect of adopting HKAS 17	**34,649**	35,668
As restated	**34,649**	35,668
Amortisation	**(1,019)**	(1,019)
At 31 December	**33,630**	34,649

The Group's interests in leasehold land represent prepaid operating lease payment and their net book value are analysed as follows:

	2005	2004
	HK$'000	HK$'000
In Hong Kong held on:		
Leases of over 50 years	**18,560**	19,215
Leases of between 10 to 50 years	**15,070**	15,434
	33,630	34,649

18. INTERESTS IN SUBSIDIARIES

	Company	
	2005	2004
	HK$'000	HK$'000
Unlisted shares, at costs	**–**	–
Amounts due from subsidiaries	**1,515,703**	1,515,780
	1,515,703	1,515,780

The amounts due from subsidiaries are unsecured, interest-free and repayable on demand.

Details of the principal subsidiaries are set out in Note 33 to the financial statements.

19. INTERESTS IN ASSOCIATES

	Group	
	2005	2004
	HK$'000	HK$'000
Associates		
Share of net assets other than goodwill:		
Shares listed overseas	**37,180**	39,239
Unlisted shares	**4,080**	3,120
	41,260	42,359
Goodwill	**5,126**	–
Amounts due to associates	**(943)**	(816)
	45,443	41,543
Fair value of shares held in a listed associate	**140,990**	104,376

Summarised financial information in respect of the Group's associates is set out below:

	Group	
	2005	2004
	HK$'000	HK$'000
Total assets	**321,934**	275,759
Total liabilities	**(138,036)**	(81,298)
Net assets	**183,898**	194,461
Group's share of associates' net assets	**41,260**	42,359
Revenue	**347,254**	367,509
Profit for the year	**25,225**	38,483
Group's share of associates' profits for the year	**4,410**	8,020

Details of the principal associates are set out in Note 33 to the financial statements.

20. LONG-TERM INVESTMENT SHARES

	Group	
	2005	2004
	HK$'000	HK$'000
Listed equity shares, at fair value		
Hong Kong	**144,249**	123,296
The Philippines	**3,579**	2,164
	147,828	125,460
Unlisted equity shares, at fair value	**–**	31,200
	147,828	156,660
Market value of the listed equity shares	**147,828**	125,460

21. INVENTORIES

	Group 2005 HK$'000	Group 2004 HK$'000
Raw materials	**33,727**	34,366
Work in progress	**515**	266
Finished goods	**4,176**	3,142
	38,418	37,774

The amount of inventories recognised as expense during the year was HK$101,453,000 (2004: HK$354,957,000).

22. ACCOUNTS RECEIVABLE

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of trade receivables by due date is as follows:

	Group			
	2005		2004	
	Balance HK$'000	**Percentage %**	Balance HK$'000	Percentage %
0 to 30 days	**172,374**	**67.9**	148,007	73.1
31 to 60 days	**46,980**	**18.5**	15,822	7.8
61 to 90 days	**21,343**	**8.4**	32,344	16.0
Over 90 days	**13,108**	**5.2**	6,338	3.1
Total	**253,805**	**100.0**	202,511	100.0
Less: Accumulated impairment losses	**(8,588)**		(10,898)	
	245,217		191,613	

The carrying amounts of accounts receivable approximate their fair value.

23. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities are the following trade payables:

	Group			
	2005		2004	
	Balance HK$'000	**Percentage %**	Balance HK$'000	Percentage %
0 to 30 days	**25,311**	**80.8**	25,327	76.8
31 to 60 days	**1,451**	**4.6**	1,986	6.0
61 to 90 days	**517**	**1.7**	377	1.1
Over 90 days	**4,056**	**12.9**	5,314	16.1
Total accounts payable	**31,335**	**100.0**	33,004	100.0
Accrued liabilities	**103,661**		83,705	
Total accounts payable and accrued liabilities	**134,996**		116,709	

The carrying amounts of accounts payable approximate their fair value.

24. BANK LOANS AND BANK OVERDRAFT

As at 31 December 2005, the Group's bank loans and bank overdraft were repayable as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Within one year	**58,631**	232,358
In the third to fifth year	**17,000**	17,000
	75,631	249,358

The carrying amounts of the Group's borrowings are denominated in the following currencies:

	Group	
	2005	2004
	HK$'000	HK$'000
Hong Kong dollar	**67,000**	247,000
Renminbi	**8,631**	2,358
	75,631	249,358

The effective interest rates for the borrowings were as follows:

	Group	
	2005	2004
Bank overdrafts	**5.22%**	5.22%
Bank loans	**4.33%**	0.84%

All of the Group's borrowings are arranged at floating interest rates. The carrying amounts of the borrowings approximate their fair value.

25. DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2004: 17.5%).

The movement on the deferred tax liabilities account is as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
At 1 January	**90,540**	96,905
Charge/(credit) to profit and loss for the year (Note 10)	**14,220**	(6,365)
Charge to equity for the year	**701**	–
At 31 December	**105,461**	90,540

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Group

Deferred tax liabilities	Accelerated tax depreciation		Others		Total	
	2005 HK$'000	2004 HK$'000	**2005 HK$'000**	2004 HK$'000	**2005 HK$'000**	2004 HK$'000
At 1 January	**93,871**	98,777	**472**	614	**94,343**	99,391
Charge/(credit) to profit and loss	**12,690**	(4,906)	**1,119**	(142)	**13,809**	(5,048)
Charge to equity	**701**	–	**–**	–	**701**	–
At 31 December	**107,262**	93,871	**1,591**	472	**108,853**	94,343

Group

Deferred tax assets	Provisions		Tax loss		Others		Total	
	2005 HK$'000	2004 HK$'000	**2005 HK$'000**	2004 HK$'000	**2005 HK$'000**	2004 HK$'000	**2005 HK$'000**	2004 HK$'000
At 1 January	**(1,893)**	(1,982)	**(1,879)**	(413)	**(31)**	(91)	**(3,803)**	(2,486)
Charge/(credit) to profit and loss	**287**	89	**108**	(1,466)	**16**	60	**411**	(1,317)
At 31 December	**(1,606)**	(1,893)	**(1,771)**	(1,879)	**(15)**	(31)	**(3,392)**	(3,803)

	Group	
	2005 HK$'000	2004 HK$'000
Deferred tax liabilities	**108,853**	94,343
Deferred tax assets	**(3,392)**	(3,803)
	105,461	90,540

Deferred income tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. The Group has unrecognised tax losses of HK$266,261,000 (2004: HK$239,859,000) to carry forward against future taxable income; the expiry dates of these tax losses are shown as follows:

	Group	
	2005 HK$'000	2004 HK$'000
Expiring within one year	**1,997**	1,790
Expiring in the second to fifth year	**33,492**	20,434
After the fifth year	**230,772**	217,635
	266,261	239,859

26. EMPLOYEE RETIREMENT SCHEMES

The Group continues to operate a DB scheme, a DC scheme and a Top-up scheme. These schemes are exempted recognised occupational retirement schemes under the MPF Ordinance. The assets of these schemes are held separately from those of the Group in two administered trust funds. Schemes assets are managed by independent professional investment managers. The Group also operates a MPF scheme which is a master trust scheme established under trust arrangement.

(a) Defined benefit scheme

The defined benefit scheme is a final salary defined benefit plan.

Pension costs are assessed using the projected unit credit method. The pension costs are charged to the profit and loss account so as to spread the regular cost over the service lives of employees. A full valuation based on the projected unit credit method has been carried out by Watson Wyatt Hong Kong Limited, an independent qualified actuary, and the pension costs are charged to the profit and loss account in accordance with their advice. The actuarial valuations indicate that the Group's obligations under this defined benefit scheme is 135% (2004:127%) covered by plan assets held by the trustees.

	Group	
	2005	2004
	HK$'000	HK$'000
Defined benefit plan's assets	**33,539**	30,415

The amounts recognised in the balance sheet are determined as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Fair value of plan assets	**317,269**	298,948
Present value of funded obligations	**(235,126)**	(236,282)
	82,143	62,666
Unrecognised actuarial gains	**(48,604)**	(32,251)
Asset in the balance sheet	**33,539**	30,415

The limit of net asset to be recognised is disclosed as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Present value of available future refunds and reductions in future contributions	**82,143**	62,666
Limit of net asset to be recognised	**82,143**	62,666
Net asset recognised in the balance sheet	**33,539**	30,415

The amounts recognised in the profit and loss account were as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Current service cost	**12,175**	10,648
Interest cost	**8,683**	9,071
Expected return on plan assets	**(20,757)**	(19,095)
Net actuarial gains recognised	**(3,225)**	(3,969)
Total, included in staff costs (Note 9)	**(3,124)**	(3,345)

The actual return on plan assets was HK$27,539,000 (2004: HK$40,574,000).

Movement in the asset recognised in the balance sheet:

	Group	
	2005	2004
	HK$'000	HK$'000
At 1 January	**30,415**	27,070
Total income credited to profit and loss account – as shown above	**3,124**	3,345
At 31 December	**33,539**	30,415

The principal actuarial assumptions used were as follows:

	2005	2004
	%	%
Discount rate	**4.25**	4.50
Expected rate of return on plan assets	**7.00**	7.00
Expected rate of future salary increases	**4.00**	4.00

(b) MPF scheme

The Group makes regular contributions of 5% of the employees' relevant income (which is subject to a cap of HK$20,000) to the MPF scheme ("MPF Contribution").

(c) Top-up scheme

The Group makes regular contribution of 10% of the employees' monthly basic salary (which is subject to a cap of HK$50,000). Out of the 10% contribution, it is firstly applied to MPF Contribution and the balance will be made to the Top-up Scheme.

There were no material forfeited pension scheme contributions during the current and prior year to reduce contributions in future years.

(d) Defined contribution scheme

The contributions to the defined contribution pension scheme are currently at 10-15% of the employees' monthly salaries.

There were no material forfeited pension scheme contributions during the current and prior year to reduce contributions in future years.

27. SHARE CAPITAL

	Group and Company 2005 HK$'000	2004 HK$'000
Authorised: 5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid: 1,560,945,596 (2004: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

The Company has a share option scheme (the "Scheme") which was approved by shareholders on 27 October 1997 (the "Effective Date") and was amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Under the Scheme, the Board of Directors of the Company may grant options to subscribe for shares of the Company to any full-time employees or Executive Directors of the Company or any of its subsidiaries (the "Executives"). No consideration is required to be paid by the Executives upon acceptance of the options. No option may be exercised earlier than one year after it has been granted or later than ten years after the Effective Date of the Scheme, i.e. 27 October 2007.

Movements in the number of share options outstanding during the year are as follows:

	2005 No. of shares in respect of options granted	2004 No. of shares in respect of options granted
Outstanding at 1 January	**8,326,000**	10,221,000
Granted during the year	–	–
Exercised during the year	–	–
Lapsed during the year	**(973,000)**	(1,895,000)
Outstanding at 31 December (Note (a))	**7,353,000**	8,326,000

No share option were cancelled during the year (2004: Nil).

Note (a)
Share options outstanding at the end of the year have the following terms:

	Date of grant	Exercise period	Exercise price per share HK$	2005 No. of shares in respect of options granted	2004 No. of shares in respect of options granted
Other employees	02/08/1999	02/08/2000-27/10/2007	5.00	**1,092,500**	1,092,500
	11/01/2000	11/01/2001-27/10/2007	5.51	**880,500**	983,500
	20/04/2000	20/04/2001-27/10/2007	6.05	**3,260,000**	3,430,000
	28/06/2001	28/06/2002-27/10/2007	4.95	**420,000**	720,000
	23/09/2003	23/09/2004-27/10/2007	3.90	**1,700,000**	2,100,000
				7,353,000	8,326,000

Share options outstanding have a weighted average remaining contractual life of 1.82 years (2004: 2.82 years).

28. RESERVES

(a) Group

Movements of the Group's reserves for the year ended 31 December 2005 and 2004 are presented in the consolidated statement of changes in equity on page 67.

The contributed surplus of the Group represents the excess of the nominal value of the shares of subsidiaries acquired over the nominal value of the Company's shares issued in exchange therefor during the Group reorganisation in 1990 less dividend distributions.

(b) Company

	Share premium HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2004	40,971	1,440,130	19,323	1,500,424
Loss for the year	–	–	(2)	(2)
2003 final dividend distribution	–	(62,438)	–	(62,438)
2004 interim dividend distribution	–	(78,047)	–	(78,047)
At 31 December 2004	40,971	1,299,645	19,321	1,359,937
At 1 January 2005	**40,971**	**1,299,645**	**19,321**	**1,359,937**
Profit for the year	**–**	**–**	**234,423**	**234,423**
2004 final dividend distribution	**–**	**(156,095)**	**–**	**(156,095)**
2005 interim dividend distribution	**–**	**–**	**(78,047)**	**(78,047)**
At 31 December 2005	**40,971**	**1,143,550**	**175,697**	**1,360,218**

The contributed surplus of the Company arose as a result of the Group reorganisation in 1990 and represents the difference between the nominal value of the Company's shares so allotted and the consolidated net asset value of the acquired subsidiaries and associate less dividends distribution. Under Bermudan law, the contributed surplus is distributable to shareholders under certain circumstances.

In addition, the Company's share premium of HK$40,971,000 (2004: HK$40,971,000) can be distributed as fully paid-up bonus shares or applied towards eliminating the retained losses of the Company.

29. OPERATING LEASE COMMITMENTS

Future aggregate commitments for the forthcoming years under non-cancelable operating leases in respect of land and buildings at the balance sheet date are set out below:

	Group	
	2005 HK$'000	2004 HK$'000
Expiring within one year	**8,970**	8,796
Expiring in the second to fifth years, inclusive	**1,810**	6,881
	10,780	15,677

30. CAPITAL COMMITMENTS

	Group 2005 HK$'000	Group 2004 HK$'000
Capital commitments for property, plant and equipment		
Contracted, but not provided for	**3,380**	82,761
Authorised, but not contracted for	**35,872**	36,227
	39,252	118,988

31. FUTURE OPERATING LEASE ARRANGEMENTS

As at 31 December 2005, the Group had future aggregate minimum lease receipts under non-cancelable operating leases in respect of land and buildings as follows:

	Group 2005 HK$'000	Group 2004 HK$'000
Not later than one year	**12,500**	10,765
Later than one year but not later than five years	**13,719**	15,928
	26,219	26,693

32. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to net cash inflow from operations:

	Group 2005 HK$'000	Group 2004 HK$'000
Operating profit	**306,444**	363,337
Gain on disposal of long-term investment shares	**(711)**	(7,326)
Surplus on revaluation of investment properties	**(50,400)**	(18,062)
Depreciation and amortisation	**77,955**	83,861
Interest income	**(6,630)**	(815)
Interest expenses	**6,761**	1,911
Dividend income from listed investments	**(2,463)**	(2,100)
Loss on disposal of fixed assets	**119**	736
Impairment of non-current assets	**35,704**	–
Pension income	**(3,124)**	(3,345)
Loss on termination of a jointly-controlled entity	**–**	1,076
Gain on disposal of a discontinued operation	**–**	(76,760)
Increase/(decrease) in amounts due to associates	**134**	(364)
(Increase)/decrease in amounts due from associates	**(7)**	1
Increase in inventories	**(644)**	(6,627)
Increase in accounts receivable	**(53,604)**	(20,003)
Decrease in prepayments, deposits and other receivables	**17,228**	913
Increase/(decrease) in accounts payable and accrued liabilities	**18,211**	(30,935)
Increase/(decrease) in subscriptions in advance	**1,583**	(83)
Net cash inflow from operations	**346,556**	285,415

(b) **Analysis of changes in financing during the year:**

	Short-term bank loans HK$'000	Long-term bank loans HK$'000	Minority interests HK$'000
Balance at 1 January 2004	–	230,000	9,677
Non cash movements			
Share of profits	–	–	5,668
Acquisition of additional interest in a subsidiary	–	–	(25)
Cash movements			
Dividend paid to minority shareholder in a subsidiary	–	–	(3,000)
Drawdown of bank loan	–	17,000	–
Balance at 31 December 2004	–	247,000	12,320
Balance at 1 January 2005	**–**	**247,000**	**12,320**
Non cash movements			
Share of profits	**–**	**–**	**5,526**
Exchange differences	**–**	**–**	**60**
Cash movements			
Dividend paid to minority shareholder in a subsidiary	**–**	**–**	**(7,500)**
Drawdown/(repayment) of bank loan	**51,918**	**(230,000)**	**–**
Balance at 31 December 2005	**51,918**	**17,000**	**10,406**

(c) **Disposal of a discontinued operation:**

	Group	
	2005 HK$'000	2004 HK$'000
Net assets disposed of:		
Intangible assets	–	1,827
Fixed assets	–	6,474
Inventory	–	9,471
	–	17,772
Satisfied by:		
Gross consideration	–	101,500
Less: expenses	–	(6,968)
Net cash	–	94,532
Amount received/(to be received)	**4,091**	(4,091)
	4,091	90,441

(d) Termination of a jointly controlled entity:

On 2 March 2004, the Group and SCMP Haymarket Publishing Limited (now known as SCMP Magazines Publishing (HK) Limited) (the jointly controlled entity of the Group before termination of the SCMP/Haymarket Publishing joint venture) and Haymarket Group entered into a termination and release agreement to terminate the SCMP/Haymarket Publishing joint venture and distributed related assets in the joint venture.

Upon the termination, the Group disposed its interests in certain subsidiaries of the joint venture with a total net asset value of HK$7,166,000 and paid cash of HK$633,000, in return for acquiring additional interests in the remaining subsidiaries of the joint venture with a total net asset value of HK$6,480,000. An exchange reserve of HK$243,000 was released upon termination.

(e) Cash and bank balances:

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Cash at bank and in hand	**62,811**	185,749	**610**	252
Short-term bank deposits	**118,638**	177,346	**–**	–
	181,449	363,095	**610**	252

The effective interest rate on short-term bank deposits was 4.05% (2004: 1.31%); these deposits have an average maturity of 6 days as at 31 December 2005 (2004: 6 days).

33. SUBSIDIARIES AND ASSOCIATES

Particulars of the Company's principal subsidiaries and the Group's principal associates at 31 December 2005 are as follows:

Subsidiaries

Company	**Place of incorporation/ registration and operations (Kind of legal entity)**	**Nominal value of issued/ registered share capital**	**Proportion held Direct**	**Proportion held Indirect**	**Nature of business**
Capital Artists Limited	Hong Kong	Ordinary HK$44,394,500	–	100%	Music publishing
Coastline International Limited	The Commonwealth of The Bahamas	Ordinary US$2	–	100%	Property holding
Guangzhou Video-Film Advertising Limited	The People's Republic of China (Wholly Foreign-owned Enterprise)	Registered capital US$2,100,000	–	83%	Advertising agent
Lyton Investment Limited	The Commonwealth of The Bahamas	Ordinary US$2	–	100%	Property holding
Macheer Properties Limited	The British Virgin Islands	Ordinary US$1	–	100%	Property holding
Markland Investments Limited	Hong Kong	Ordinary HK$2	–	100%	Investment holding

Company	Place of incorporation/ registration and operations (Kind of legal entity)	Nominal value of issued/ registered share capital	Proportion held Direct	Indirect	Nature of business
SCMP (1994) Limited	Hong Kong	Ordinary HK$2	100%	–	Investment holding
SCMP Book Publishing Limited	Hong Kong	Ordinary HK$2,000,000	–	100%	Book publishing
SCMP Hearst Publications Limited	Hong Kong	Ordinary HK$10,000	–	70%	Magazine publishing
SCMP Magazines Publishing (HK) Limited	Hong Kong	Ordinary HK$10,000	–	100%	Magazine publishing
SCMP Magazines Publishing Limited	Hong Kong	Ordinary HK$10,000	–	100%	Provision of pre-press services
SCMP Maxim Limited	Hong Kong	Ordinary HK$2	–	100%	Magazine publishing
SCMP.com Holdings Limited#	The British Virgin Islands	Ordinary US$1	100%	–	Investment holding
Shanghai Nan Hong Information Services Co., Ltd.	The People's Republic of China (Wholly Foreign-owned Enterprise)	Registered capital US$2,101,000	–	100%	Provision of consulting and advisory service
South China Morning Post Publishers Limited	Hong Kong	Ordinary HK$201,000,000	–	100%	Newspaper and magazine publishing
South China Morning Post (S) Pte Ltd	Singapore	Ordinary S$3	–	100%	Advertising agent
Sunny Bright Development Limited	Hong Kong	Ordinary HK$2	–	100%	Property holding
Sunny Success Development Limited	Hong Kong	Ordinary HK$2	–	100%	Property holding
Video-Film Productions Limited	Hong Kong	Ordinary HK$12,050	–	83%	Video and film post-production
West Side Assets Limited#	The British Virgin Islands	Ordinary US$1	–	100%	Investment holding

Associates

Company	Place of incorporation and operations	Nominal value of issued share capital	Percentage of equity attributable to the Group	Nature of business
Dymocks Franchise Systems (China) Limited#	Hong Kong	Ordinary HK$7,700,000	45%	Bookshop operation
The Post Publishing Public Company Limited#	Thailand	Ordinary Baht500,000,000	21.3%	Newspaper and magazine publishing

\# *The accounts of these companies were not audited by PricewaterhouseCoopers Hong Kong or other PricewaterhouseCoopers International member firms.*

The above table lists the subsidiaries of the Company and associates of the Group which, in the opinion of the Directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

34. RELATED PARTY TRANSACTIONS

During the year, the Group has entered into the following transactions with related parties:

(a) The Group had certain transactions, including advertising services, logistic services and publication services, with subsidiaries of a substantial shareholder of the Company. Details of the transactions are disclosed in the Directors' Report.

(b) Key management personnel compensation

	Group	
	2005 HK$'000	2004 HK$'000
Salaries and other short-term employee benefits	**19,085**	18,823
Post-employment benefits	**520**	564
Termination benefits	**202**	–
	19,807	19,387

35. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 6 April 2006.

Five-year Financial Summary

SELECTED FINANCIAL DATA (Financial year basis)

(in HK$ millions, except per share amounts)	2005	Year ended 31 December 2004 (Restated)	2003	2002	18 months ended 31 December 2001
OPERATING RESULTS					
Turnover	**1,120**	1,375	1,280	1,365	2,745
Recurring operating profit	**287**	264	181	186	703
Surplus/(deficit) on revaluation of investment properties	**50**	18	(112)	(75)	(41)
Operating profit	**306**	363	47	135	617
Share of profits/(losses) of associates and a jointly controlled entity	**4**	8	–	(1)	(6)
Taxation	**(59)**	(48)	(42)	(23)	(118)
Net profit attributable to shareholders	**246**	317	2	109	486
PER SHARE OF COMMON STOCK					
Recurring operating profit per share (in HK cents)	**18.41**	16.92	11.58	10.94	40.54
Basic earnings per share (in HK cents)	**15.78**	20.32	0.11	6.38	28.04
Diluted recurring operating profit per share (in HK cents)	**N/A**	N/A	N/A	N/A	40.54
Diluted earnings per share (in HK cents)	**N/A**	N/A	N/A	N/A	28.04
Dividend per share (in HK cents)	**15.00**	15.00	6.00	8.00	33.00
Net asset value per share (in HK$)	**1.10**	1.08	0.94	0.98	1.24
FINANCIAL POSITION					
Fixed assets	**623**	602	1,347	1,507	1,621
Total assets	**2,138**	2,207	1,986	2,126	2,431
Bank loans	**(69)**	(247)	(230)	(310)	–
Total liabilities	**(407)**	(509)	(516)	(597)	(281)
Net assets attributable to shareholders	**1,721**	1,685	1,470	1,529	2,150
Number of shares in issue	**1,560,945,596**	1,560,945,596	1,560,945,596	1,560,945,596	1,734,383,996
KEY RATIOS					
Recurring operating profit to turnover	**26%**	19%	14%	14%	26%
Return on average equity	**14%**	20%	*	6%	21%
Return on average total assets	**11%**	15%	*	5%	18%
Gearing	**–**	–	5%	11%	–
Current assets to current liabilities	**1.71**	1.58	2.26	2.07	2.95
FULL TIME EMPLOYEES	**1,044**	1,035	1,247	1,293	1,570

* *Represents a figure less than 1%.*

Note:
The figures for the year ended 31 December 2004 had been restated pursuant to the adoption of HKFRS. Figures for the year ended 2003 and prior corresponding years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

SELECTED FINANCIAL DATA (Calendar year basis)

			Year ended 31 December		
(in HK$ millions, except per share amounts)	**2005**	2004 (Restated)	2003	2002	2001
OPERATING RESULTS					
Turnover	**1,120**	1,375	1,280	1,365	1,694
Recurring operating profit	**287**	264	181	186	324
Surplus/(deficit) on revaluation of investment properties	**50**	18	(112)	(75)	(41)
Operating profit	**306**	363	47	135	234
Share of profits/(losses) of associates and a jointly controlled entity	**4**	8	–	(1)	(5)
Taxation	**(59)**	(48)	(42)	(23)	(58)
Net profit attributable to shareholders	**246**	317	2	109	166
PER SHARE OF COMMON STOCK					
Recurring operating profit per share (in HK cents)	**18.41**	16.92	11.58	10.94	18.70
Basic earnings per share (in HK cents)	**15.78**	20.32	0.11	6.38	9.55
Diluted recurring operating profit per share (in HK cents)	**N/A**	N/A	N/A	N/A	18.70
Diluted earnings per share (in HK cents)	**N/A**	N/A	N/A	N/A	9.55
Dividend per share (in HK cents)	**15.00**	15.00	6.00	8.00	8.00
Net asset value per share (in HK$)	**1.10**	1.08	0.94	0.98	1.24
FINANCIAL POSITION					
Fixed assets	**623**	602	1,347	1,507	1,621
Total assets	**2,138**	2,207	1,986	2,126	2,431
Bank loans	**(69)**	(247)	(230)	(310)	–
Total liabilities	**(407)**	(509)	(516)	(597)	(281)
Net assets attributable to shareholders	**1,721**	1,685	1,470	1,529	2,150
Number of shares in issue	**1,560,945,596**	1,560,945,596	1,560,945,596	1,560,945,596	1,734,383,996
KEY RATIOS					
Recurring operating profit to turnover	**26%**	19%	14%	14%	19%
Return on average equity	**14%**	20%	*	6%	7%
Return on average total assets	**11%**	15%	*	5%	6%
Gearing	**–**	–	5%	11%	–
Current assets to current liabilities	**1.71**	1.58	2.26	2.07	2.95
FULL TIME EMPLOYEES	**1,044**	1,035	1,247	1,293	1,570

* *Represents a figure less than 1%.*

Note:
Following the change of the accounting period end to 31 December in 2001, the above summaries of selected financial data of the Company, its subsidiaries, associates and a jointly controlled entity and the assets and liabilities of the Company and its subsidiaries for the five years ended 31 December 2005 are presented to provide comparison on calendar year basis.

The figures for the year ended 31 December 2004 had been restated pursuant to the adoption of HKFRS. Figures for the year ended 2003 and prior corresponding years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

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(852) 2680 8805

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We offer career opportunities in journalism, advertising, circulation, marketing, production, human resources, finance and information technology. Applicants can send their applications to career@scmp.com

Share Registrars
Computershare Hong Kong Investor Services Limited
46/F, Hopewell Centre,
183 Queen's Road East,
Hong Kong

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre,
11 Bermudiana Road,
Pembroke HM08,
Bermuda

Registered Office
Canon's Court,
22 Victoria Street,
Hamilton HM12,
Bermuda

Head Office and Principal Place of Business
Morning Post Centre,
22 Dai Fat Street,
Tai Po Industrial Estate,
New Territories,
Hong Kong
(852) 2680 8888

15-16/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2565
(852) 2565 2222

Stock Listing
Listed on the main board of
the Hong Kong Stock Exchange
Ticker: 0583.HK

Annual General Meeting
The annual general meeting will be held on 25 May 2006 at 11:00 a.m. at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong

Company Listings

Newspaper Publishing
South China Morning Post Publishers Limited
Morning Post Centre,
22 Dai Fat Street,
Tai Po Industrial Estate,
New Territories,
Hong Kong
(852) 2680 8888

Magazine Publishing
SCMP Hearst Publications Limited
SCMP Maxim Limited
SCMP Magazines Publishing (HK) Limited
15/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2565

Book Publishing
SCMP Book Publishing Limited
15/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2565

Other Businesses
Video-Film Productions Limited
8/F, Block C,
Seaview Estate,
2-8 Watson Road,
North Point,
Hong Kong
(852) 2508 3888

Capital Artists Limited
15/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2510

Corporate Information

Principal Banker
The Hongkong and Shanghai Banking
Corporation Limited
1 Queen's Road Central,
Hong Kong

Legal Advisers
Clifford Chance
29/F, Jardine House,
One Connaught Place,
Hong Kong

Deacons
5/F, Alexandra House,
Central,
Hong Kong

Appleby Spurling Hunter
5511, The Center,
99 Queen's Road Central,
Hong Kong

Auditors
PricewaterhouseCoopers
Certified Public Accountants
22/F, Prince's Building,
Central,
Hong Kong

Board of Directors
Executive Directors
Kuok Khoon Ean, Chairman
Kuok Hui Kwong

Non-executive Directors
Roberto V. Ongpin, Deputy Chairman
Tan Sri Dr. Khoo Kay Peng
Robert Ng Chee Siong

Independent Non-executive Directors
The Hon. Ronald J. Arculli
Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po

Audit Committee
Peter Lee Ting Chang, Chairman
The Hon. Ronald J. Arculli
Dr. The Hon. Sir David Li Kwok Po

Remuneration Committee
Peter Lee Ting Chang, Chairman
The Hon. Ronald J. Arculli
Kuok Khoon Ean

Nomination Committee
Peter Lee Ting Chang, Chairman
The Hon. Ronald J. Arculli
Kuok Khoon Ean

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SCMP Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

SCMP Group Limited
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

Proposals for Amendments to Bye-Laws, Grant of General Mandates to Issue and Repurchase Shares and Adoption of New Share Option Scheme and Notice of Annual General Meeting

A notice convening the annual general meeting of SCMP Group Limited to be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Thursday, 25 May 2006 at 11:00 a.m. is set out on pages 9 to 14 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy enclosed with this circular in accordance with the instructions printed thereon and return it to the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

26 April 2006

* *For identification purpose only*

CONTENTS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at 11:00 a.m. on Thursday, 25 May 2006 at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong
"AGM Notice"	the notice convening the Annual General Meeting as set out on pages 9 to 14 of this circular
"Board"	the Board of Directors
"Business Day"	a day (excluding Saturday) on which banks are open for business in Hong Kong
"Bye-Laws"	the Bye-Laws adopted by the Company on 4 November 1996 as amended, supplemented or modified from time to time
"Company"	SCMP Group Limited, an exempted company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Effective Date"	the date of passing the relevant resolution approving the New Share Option Scheme by the Company in general meeting
"Executive"	any person who is, or who at any time after the Effective Date becomes, a full-time employee or executive director of the Company or any subsidiary and has on the day preceding the Offer Date been such an employee or executive director for at least two years and any other employee or executive director of the Company or any subsidiary nominated by the Directors to be an Executive
"Group"	the Company and its subsidiaries
"Latest Practicable Date"	21 April 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange for the time being in force

"New Share Option Scheme"	the new share option scheme to be adopted by the Company at the Annual General Meeting, the principal terms of which are set out on pages 18 to 26 of this circular
"Offer Date"	the date of the Directors' meeting proposing and approving the grant of Options, which must be a Business Day
"Option"	an option to subscribe for Shares pursuant to the New Share Option Scheme and for the time being subsisting
"Option Holder"	any Executive who accepts the offer of the grant of an Option in accordance with the terms of the New Share Option Scheme
"Other Share Option Scheme"	any and all schemes of the Company other than the New Share Option Scheme involving the grant of options over new Shares or other new securities of the Company
"Securities and Futures Ordinance"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	the ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Share(s) in issue
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	the price per Share payable on the exercise of an Option as determined or as from time to time adjusted pursuant to the New Share Option Scheme
"subsidiary"	means a company which is for the time being and from time to time a subsidiary (within the meaning of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong) or the Companies Act 1981 of Bermuda (as amended) or the local companies law, act and/or ordinance where the subject company was incorporated)
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers

SCMP Group Limited
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

Directors:

Executive Directors
Kuok Khoon Ean *(Chairman)*
Kuok Hui Kwong

Non-executive Directors
Roberto V. Ongpin *(Deputy Chairman)*
Tan Sri Dr. Khoo Kay Peng
Robert Ng Chee Siong

Independent Non-executive Directors
The Hon. Ronald J. Arculli
Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM12
Bermuda

Principal Place of Business:
Morning Post Centre
22 Dai Fat Street
Tai Po Industrial Estate
New Territories
Hong Kong

26 April 2006

To Shareholders

Dear Sir or Madam,

Proposals for Amendments to Bye-Laws,
Grant of General Mandates to Issue and Repurchase Shares
and
Adoption of New Share Option Scheme
and
Notice of Annual General Meeting

1. Introduction

The purpose of this letter is to provide information to Shareholders regarding the proposals to amend the Bye-Laws, to grant the Directors general mandates to issue and repurchase Shares and to adopt the New Share Option Scheme at the Annual General Meeting. Set out in Appendix 1 to this letter is the AGM Notice convening the Annual General Meeting at which Shareholders will be requested to consider and, if they think fit, adopt resolutions relating to the amendments to the Bye-Laws, the grant of general mandates to issue and repurchase Shares, the adoption of the New Share Option Scheme and certain other resolutions as ordinary businesses of the Annual General Meeting.

* *For identification purpose only*

2. Amendments to Bye-Laws

To ensure that the Bye-Laws of the Company are in compliance with the Listing Rules, which has recently introduced some amendments, a proposal is put forward for the Company to amend certain provisions in the Bye-Laws to conform with the amendments in the Listing Rules as follows:

(a) Bye-Law 97(A)(vi) shall be replaced with a new Bye-Law 97(A)(vi) to the effect that a director shall be removed from office by an ordinary resolution.

(b) Bye-Law 103 shall be replaced with new Bye-Law 103 to the effect that the minimum length of the period, during which notice of intention to propose a person for election as a Director and notice by such person of his willingness to be elected may be given, will be at least 7 days.

(c) Bye-Law 104 shall be replaced with a new Bye-Law 104 to the effect that the Company may by ordinary resolution remove any Director before the expiration of his period of office.

The proposed amendments to the Bye-Laws are in compliance with the applicable requirements of the Laws of Bermuda and the Listing Rules.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if think fit, to pass a special resolution as set out in resolution 6 in the AGM Notice to approve the proposed amendments to the Bye-Laws.

3. General Mandate to Issue Shares

At the last annual general meeting of the Company held on 25 May 2005, the Directors were granted a general mandate to allot, issue and deal with additional Shares up to a maximum of 20 per cent. of the share capital of the Company in issue as at the date of the passing of the relevant resolution. Such general mandate will cease to be effective at the conclusion of the Annual General Meeting.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass an ordinary resolution as set out in resolution 7 in the AGM Notice to renew the mandate to give the Directors power to allot, issue and deal with additional Shares with an aggregate nominal amount not exceeding 20 per cent. of the share capital of the Company in issue as at the date of the passing of the resolution. Such general mandate, if approved by the Shareholders, will be effective during the period from the date of the passing of the resolution until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held or the revocation or variation of the resolution by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest. Subject to Shareholders granting the Directors the general mandate to repurchase Shares as described below, Shareholders are also asked to extend the general mandate to issue Shares by an amount representing the aggregate nominal amount of the Shares repurchased by the Company under the general mandate to repurchase Shares such that the amount of Shares so repurchased does not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution.

4. General Mandate to Repurchase Shares

At the last annual general meeting of the Company held on 25 May 2005, the Directors were granted a general mandate to repurchase Shares up to an aggregate nominal amount not exceeding 10 per cent. of the aggregate nominal amount of Shares in issue as at the date of the passing of the relevant resolution. Such general mandate will cease to be effective at the conclusion of the Annual General Meeting.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass an ordinary resolution as set out in resolution 8 in the AGM Notice to renew the mandate to give the Directors power to repurchase Shares up to an aggregate nominal amount not exceeding 10 per cent. of the aggregate nominal amount of Shares in issue as at the date of the passing of the resolution. Based on the 1,560,945,596 Shares in issue as at the Latest Practicable Date and assuming no Shares are issued or repurchased before the Annual General Meeting, the Company would therefore be allowed under this mandate to repurchase a maximum of 156,094,559 Shares.

In accordance with the Listing Rules, Appendix 2 to this letter serves as an explanatory statement to provide Shareholders with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution to be proposed at the Annual General Meeting to renew the mandate to allow the Directors to repurchase Shares.

5. Adoption of the New Share Option Scheme

The Company has a share option scheme (the "Current Scheme") which was approved by Shareholders on 27 October 1997. The Current Scheme was amended with Shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Listing Rules. As at the Latest Practicable Date, the issued share capital of the Company is 1,560,945,596 Shares and the Directors have granted options pursuant to the Current Scheme to subscribe for a total of 22,867,500 Shares, representing approximately 1.465 per cent. of the issued share capital of the Company as at the Latest Practicable Date, of which options to subscribe for a total of 1,435,000 Shares and a total of 14,369,500 Shares have so far exercised and lapsed, respectively. No options have been cancelled under the Current Scheme since its adoption by Shareholders. Consequently, as at the Latest Practicable Date, options to subscribe for an aggregate of 7,063,000 Shares remain outstanding under the Current Scheme, representing approximately 0.452 per cent. of the issued share capital of the Company as at the Latest Practicable Date, which shall remain effective until the expiration of the Current Scheme.

The Current Scheme will expire on 27 October 2007. No option may be exercised earlier than one year after it has been granted or after the expiration of the Current Scheme. Hence, it is impractical to grant any options under the Current Scheme on or after 27 October 2006. In this connection, it is proposed to adopt the New Share Option Scheme to enable future grants of share options to eligible employees or directors of the Group. The Directors consider that in order to enable the Group to motivate employees to optimise their future contributions and to attract and retain individuals with experience and ability, it is important that the Group should be permitted to provide them, where appropriate, with an incentive by offering them an opportunity to obtain an ownership interest in the Company and/or to reward them for their past contributions.

Assuming that there is no change in the issued share capital of the Company between the period from the Latest Practicable Date and the Effective Date, the number of Shares that may be issued pursuant to the New Share Option Scheme on the Effective Date will be 156,094,559 Shares, being 10 per cent. of the Company's issued share capital as at the Latest Practicable Date.

Application will be made to the Stock Exchange for the approval of the New Share Option Scheme and the subsequent granting of options thereunder and the listing of and permission to deal in the Shares to be issued upon exercise of options granted under the New Share Option Scheme.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass an ordinary resolution as set out in resolution 10 in the AGM Notice to approve the New Share Option Scheme and authorise the Directors to issue and allot Shares upon exercise of options under the New Share Option Scheme. A summary of the principal terms of the New Share Option Scheme is set out in Appendix 3 to this letter.

A copy of the New Share Option Scheme will be available for inspection during normal business hours at the principal place of business of the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong during the 14-day period immediately preceding the Annual General Meeting and at the Annual General Meeting itself.

6. Re-election of Retiring Directors

In accordance with Bye-Law 99 of the Company's Bye-Laws, every Director shall retire from office no later than the third annual general meeting after he was last elected or re-elected. If the number of Directors so retiring is less than one-third (or the number nearest one-third if the total number of Directors is not three or a multiple of three) of the Directors for the time being, then additional Directors who have been longest in office since their last election or re-election shall retire from office by rotation to make up the shortfall so that one-third (or the number nearest one-third if the total number of Directors is not three or a multiple of three) of the Directors will retire at each annual general meeting.

Mr. Roberto V. Ongpin and Dr. The Hon. Sir David Li Kwok Po were last re-elected in 2003. They will retire from office and are eligible for re-election at the Annual General Meeting. Both Mr. Ongpin and Sir David Li offer themselves for re-election.

Dr. The Hon. Sir David Li Kwok Po is an Independent Non-executive Director of the Company. The Company has received an annual confirmation of independence from Sir David Li in accordance with Rule 3.13 of the Listing Rules. The Directors are of the opinion that Sir David Li has been and continues to be independent. In reaching their opinion of Sir David Li's independence, the Directors were satisfied that there are no relationships or circumstances which are likely to affect Sir David Li's judgement and any relationships or circumstances which could appear to do so were considered not material. The Directors recommend Shareholders to vote for the re-election of Sir David Li as an Independent Non-executive Director of the Company.

In addition, Ms. Kuok Hui Kwong offers herself for re-election. Ms. Kuok, who was last re-elected in 2004 and being one of the longest-serving Directors since her last re-election, will retire from office in accordance with the Company's Bye-Law 99. Ms. Kuok is eligible for re-election at the Annual General Meeting.

Shareholders are requested to consider and vote on the re-election of each of the said Directors, separately and individually, under resolution 3 of the AGM Notice. The biographies and details of interests in the Shares of the Directors to be re-elected at the Annual General Meeting are set out in Appendix 4 to this letter.

7. Annual General Meeting

Set out in Appendix 1 to this letter is the AGM Notice to convene the Annual General Meeting to be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Thursday, 25 May 2006 at 11:00 a.m. to consider certain resolutions as ordinary businesses of the Annual General Meeting. In addition to this, Shareholders are requested to consider resolution 6 in the AGM Notice relating to the proposed amendments to the Bye-Laws of the Company as a special resolution and resolutions 7 to 10 in the AGM Notice relating to grant of the general mandates to the Directors to issue and repurchase Shares and adoption of the New Share Option Scheme, which are proposed as ordinary resolutions.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete the enclosed form of proxy and return the same to the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong in accordance with the instructions printed thereon. The form of proxy is to be received by the Company not later than 11:00 a.m. on Tuesday, 23 May 2006. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

Shareholders' rights to demand a poll on the proposed resolutions at the Annual General Meeting are set out in Appendix 5 to this letter.

8. Recommendation

The Directors are of the opinion that all the proposed resolutions are in the best interest of the Company and the Shareholders as a whole and recommend Shareholders to vote in favour of all the resolutions to be proposed at the Annual General Meeting.

9. Additional Information

Enclosed with this circular is a copy of the 2005 Annual Report of the Company. Shareholders are advised to have regard to the information contained in this Annual Report in arriving at their decision as to voting at the Annual General Meeting.

Yours faithfully,
Kuok Khoon Ean
Chairman

SCMP Group Limited
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

Notice is hereby given that the Annual General Meeting of SCMP Group Limited will be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Thursday, 25 May 2006 at 11:00 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Directors' Report and Auditors' Report for the year ended 31 December 2005.

2. To approve the payment of a final dividend.

3. To re-elect the following retiring Directors:

   (a) Mr. Roberto V. Ongpin as Non-executive Director
   (b) Dr. The Hon. Sir David Li Kwok Po as Independent Non-executive Director
   (c) Ms. Kuok Hui Kwong as Executive Director

4. To authorise the Board to fix Directors' fee.

5. To re-appoint PricewaterhouseCoopers as Auditors and authorise the Board to fix their remuneration.

6. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as a special resolution:

   "**THAT**, with effect from the conclusion of the Annual General Meeting, the Bye-Laws of the Company be amended as follows:

   (a) by deleting Bye-Law 97(A)(vi) in its entirety and replacing it with the following:

   97(A)(vi) if he shall be removed from office by an Ordinary Resolution of the Company under Bye-Law 104.

* *For identification purpose only*

(b) by deleting Bye-Law 103 in its entirety and replacing it with the following:

103 No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of a Director at any general meeting unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been lodged at the Head Office or at the Registration Office. The period for lodgment of the notice required under this Bye-Law will be at least 7 days, commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than 7 days prior to the date of such meeting.

(c) by deleting Bye-Law 104 in its entirety and replacing it with the following:

104 The Company may by Ordinary Resolution and subject to the provisions of the Companies Act, remove any Director (including a Managing Director or other Executive Director) before the expiration of his period of office notwithstanding anything in these Bye-Laws or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and may elect another person in his stead. Any person so elected shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at such meeting, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting."

7. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into such Shares or options or warrants or similar rights to subscribe for any Shares and to make or grant offers, agreements and options which would or might require Shares to be allotted and issued be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require Shares to be allotted and issued during and/or after the end of the Relevant Period;

(c) the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the approval in paragraphs (a) and (b) above, otherwise than pursuant to or in consequence of:

(i) a Rights Issue (as hereinafter defined); or

(ii) the exercise of the conversion rights under the terms of any securities which are convertible into Shares; or

(iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

(iv) the exercise of rights of subscription under the terms of any warrants issued by the Company; or

(v) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-Laws of the Company;

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting.

"Rights Issue" means an offer of Shares, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the Directors to holders of Shares on the Register of Members of the Company on a fixed record date and, where appropriate, the holders of other equity securities of the Company entitled to be offered therein, in proportion to their then holdings of such Shares or other equity securities (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

8. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its Shares, subject to and in accordance with all applicable laws and/or requirements of the Listing Rules be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period should not exceed 10 per cent. of the aggregate nominal amount of Shares in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting."

9. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

"**THAT**, subject to the passing of the resolutions 7 and 8 above, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and deal with additional Shares pursuant to resolution 7 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of Shares repurchased by the Company under the authority granted pursuant to resolution 8 above, provided that such amount of Shares so repurchased shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution."

10. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

"**THAT**, subject to and conditional upon The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of and permission to deal in, the shares in the capital of the Company (the "Shares") to be issued and allotted pursuant to the exercise of any options that may be granted under the new share option scheme of the Company (the "New Share Option Scheme"), the terms of which are contained in the document marked "A" produced to the meeting and for the purpose of identification signed by the Chairman of the meeting, the New Share Option Scheme be approved and adopted as the new share option scheme of the Company and that the Directors of the Company be and are hereby authorised to do on behalf of the Company all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the New Share Option Scheme, including but not limited to the following:

(a) to administer the New Share Option Scheme under which options will be granted to participants eligible under the New Share Option Scheme to subscribe for Shares;

(b) to modify and/or amend the New Share Option Scheme from time to time provided that such modification and/or amendment is/are effected in accordance with the provisions of the New Share Option Scheme relating to modification and/or amendment and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange;

(c) to offer or grant options and issue and allot such number of Shares in the capital of the Company as may be required to be issued upon the exercise of any options under the New Share Option Scheme from time to time, subject always to the limits and restrictions as set out in the New Share Option Scheme; and

(d) to make application at the appropriate time or times to the Stock Exchange and any other stock exchanges upon which the issued Shares may be listed at the relevant time for the listing of and permission to deal in any Shares which may hereafter from time to time be issued and allotted pursuant to the exercise of options granted pursuant to the New Share Option Scheme."

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 26 April 2006

As at the date hereof, the Board comprises:

Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Robert Ng Chee Siong

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang and Dr. The Hon. Sir David Li Kwok Po

Notes:

(1) A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote in his or her stead and any such member who is a holder of two or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his or her stead. A proxy need not be a member of the Company. In the event that a member appoints more than one proxy, on a show of hands, all such proxies shall collectively have one vote unless otherwise provided for in the Bye-Laws of the Company.

(2) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

(3) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands will for this purpose be deemed joint holders thereof.

(4) To be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be lodged at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and, in any event, not less than 48 hours before the time appointed for the holding of the above meeting. Completion and deposit of the form of proxy will not preclude a member from attending and voting in person at the above meeting if the member so wishes.

(5) The register of members of the Company will be closed from Friday, 19 May 2006 to Wednesday, 24 May 2006, both dates inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Thursday, 18 May 2006 so as to qualify for the proposed final dividend and attending the above meeting.

(6) Members of the Company are advised to read the circular to shareholders dated 26 April 2006 which contains information concerning the resolutions to be proposed in this notice.

This explanatory statement relates to resolution 8 proposed to be passed at the Annual General Meeting, which is an ordinary resolution to grant the Directors a general mandate to repurchase Shares through the Stock Exchange. It contains all the information required pursuant to Rule 10.06(1)(b) of the Listing Rules to be given to the Shareholders to enable them to make an informed decision on whether to vote for or against such ordinary resolution.

1. Share Repurchase Proposal

Under the Listing Rules, all the Shares proposed to be repurchased by the Company shall be fully paid up. All proposed repurchase of shares by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a specific transaction.

As at the Latest Practicable Date, the share capital of the Company in issue comprised 1,560,945,596 Shares. Assuming no Shares are issued or repurchased before the Annual General Meeting and the ordinary resolution authorising the Directors to repurchase Shares is passed at the Annual General Meeting, up to 156,094,559 Shares representing 10 per cent. of the share capital of the Company in issue as at the date of the passing of the resolution may be repurchased by the Company during the period from the date of the passing of the resolution until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held or the revocation or variation of the resolution by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest.

2. Reasons for Repurchase

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares in the market. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchase will benefit the Company and the Shareholders.

3. Funding of Repurchase

Under the Listing Rules, repurchases of Shares by the Company must be funded out of funds legally available for the purpose. The Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-Laws and the applicable laws of Hong Kong and Bermuda.

It is presently proposed that any repurchase of Shares would be paid out of capital paid up on the repurchased Shares, the profits of the Company which would otherwise be available for dividend, the Company's share premium account and/or its contributed surplus account.

In addition, on the basis of the consolidated financial position of the Company as at 31 December 2005 (being the date to which the latest published audited financial statements of the Company have been made up), the Directors consider that the exercise in full of the share repurchase mandate might have a material adverse impact on the working capital position of the Company as compared with its position as at 31 December 2005. No repurchase would be made in circumstances that might have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors considered that such repurchases were in the best interests of the Company notwithstanding such material adverse impact.

4. General

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) has any present intention, in the event that the resolution to grant the Directors a general mandate to repurchase Shares is approved by Shareholders, to sell any Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to the share repurchase mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

If, as a result of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the Company was informed that Kerry Group Limited (through its subsidiaries and controlled corporations) held an aggregate of 601,290,000 Shares, representing approximately 38.52 per cent. of the total share capital of the Company in issue. Subject to the granting of a waiver from the Executive Director of the Corporate Finance Division of the Securities and Futures Commission, any increase in shareholdings in the Company which is outside the 2% creeper as specified in Rule 26.1 of the Takeovers Code will give rise to an obligation to make a mandatory offer for the Company under Rule 26 of the Takeovers Code. In the event of the Directors exercising in full the power to repurchase Shares under the mandate, the aggregate shareholdings of Kerry Group Limited and/or its concert parties (hereinafter collectively referred to as "Kerry Group") may be increased by more than 2%. If so, this may give rise to an obligation on the Kerry Group to make a mandatory offer under Rule 26 of the Takeovers Code.

Save as aforesaid, the Directors are not aware of any consequence that would arise under the Takeovers Code and the Hong Kong Code on Share Repurchases in the event of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

5. Share Repurchases Made by the Company

The Company has made no repurchase of its Shares (whether on the Stock Exchange or otherwise) in the past six months prior to the Latest Practicable Date.

6. Share Price

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the 12 months prior to the printing of this explanatory statement were as follows:

Year	**Month**	**Highest Traded Price** *(HK$)*	**Lowest Traded Price** *(HK$)*
2005	April	3.775	3.475
	May	3.650	3.300
	June	3.500	3.325
	July	3.525	3.300
	August	3.425	2.875
	September	3.350	2.850
	October	3.000	2.825
	November	2.950	2.550
	December	2.950	2.725
2006	January	3.050	2.800
	February	3.100	2.875
	March	2.950	2.725

RESPONSIBILITY STATEMENT

This appendix includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this appendix and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other material facts not contained herein the omission of which would make any statement contained in this appendix misleading.

SUMMARY OF THE NEW SHARE OPTION SCHEME

The following is a summary of the principal terms of the New Share Option Scheme to be submitted to Shareholders for adoption at the Annual General Meeting. Reference to paragraphs are to paragraphs of this appendix.

(1) Purpose of the New Share Option Scheme/Eligibility

(i) The purpose of the New Share Option Scheme is to reward employees for their past contributions to the Group and motivate them to optimise their future contributions and enable the Group to attract and retain individuals with experience and ability.

(ii) Subject to the terms of the New Share Option Scheme, the Directors shall be entitled at any time within the period of nine years from the Effective Date to offer the grant of an Option to any Executive as the Directors may in their absolute discretion select.

(iii) The basis of eligibility shall be determined by the Directors from time to time.

(2) Grant of Options

(i) Subject to the provisions of the New Share Option Scheme, the Directors may in their absolute discretion when offering the grant of an Option impose such conditions as they may think fit in addition to those set forth in the New Share Option Scheme including (without prejudice to the generality to the foregoing) conditions relating to the achievement of performance, operating or financial targets by the Company and/or the Option Holder.

(ii) No consideration is required to be paid by the Executive upon acceptance of the Option.

(3) Subscription Price

(i) The Subscription Price in respect of any particular Option shall be such price as the Directors may in their absolute discretion determine on the Offer Date but the Subscription Price shall not be less than whichever is the highest of (a) the nominal value of a Share; (b) the closing price of a Share as stated in the Stock Exchange's daily quotation sheet on the Offer Date; and (c) the average of the closing prices of a Share as stated in the Stock Exchange's daily quotation sheets for the five Business Days immediately preceding the Offer Date.

(ii) The Subscription Price shall also be subject to adjustment in accordance with paragraph (7).

(4) Exercise of Options

(i) An Option shall be personal to the Option Holder and, subject to the rights of exercise granted to any personal representative as provided in the New Share Option Scheme, neither any Option nor any right or benefit thereunder or thereto shall be transferable or subject to charge or mortgage and if an Option Holder should do, suffer or permit any such act or thing to be done then the relevant Options shall cease and determine.

(ii) Subject as provided in paragraph (5), upon the expiry of the period commencing on the Offer Date and expiring on the day before the first anniversary of the Offer Date (the "Minimum Holding Period"), an Option may be exercised at any time in whole or in part during the period commencing on the first anniversary of the Offer Date and expiring on the close of business on the tenth anniversary of the Effective Date (the "Option Period") provided that:

(a) in the event of the Option Holder ceasing to be employed by the Group by reason of the Company or the subsidiary which employs the Option Holder or of which he is an executive director ceasing to be a member of the Group, the Option (to the extent not already exercised) shall lapse unless within 30 days thereafter the Option Holder becomes an employee or executive director of another member of the Group in which event such Option shall remain exercisable in respect of all of the Shares comprised in the Option to the extent that the same have not previously been exercised and the Option Period shall be deemed not to have ended;

(b) if a general offer (whether by way of takeover offer or scheme of arrangement or otherwise in like manner) is made to all the holders of Shares (or all such holders other than the offeror and or any person controlled by the offeror and/or any person acting in association or concert with the offeror) and such offer becomes or is declared unconditional, the Option Holder (or his personal representatives) shall be entitled to exercise the Option in full (to the extent not already exercised) at any time within one month after the date on which the offer becomes or is declared unconditional; and

(c) in the event of an effective resolution being passed for the voluntary winding up of the Company, the Option Holder (or his personal representatives) may by notice in writing to the Company within 21 days after the date of such resolution elect to be treated as if the Option had been exercised immediately before the passing of such resolution either to its full extent or to the extent specified in such notice and shall accordingly be entitled to receive out of the assets available in the liquidation pari passu with the holders of Shares such sum as would have been received in respect of the Shares the subject of such election reduced by an amount equal to the Subscription Price which would otherwise have been payable in respect thereof.

(5) *Lapse of Options*

(i) An Option shall lapse automatically (to the extent not already exercised) on the earliest of:

(a) the expiry of the Option Period;

(b) the expiry of the period referred to in paragraph (4)(ii)(a) unless the Option Holder shall have become an employee or executive director of another member of the Group within such period;

(c) the expiry of any of the periods referred to in paragraphs (4)(ii)(b) or (4)(ii)(c);

(d) subject to paragraph (4)(ii)(c), the date of commencement of the winding up of the Company;

(e) the date on which the Option Holder ceases to be an employee or an executive director of the Company or any subsidiary which date shall be the last actual working day with the Company or the relevant subsidiary on which salary is paid, whether in lieu of notice or not, unless the provisions of paragraphs (4)(ii)(a) or (5)(ii) or (5)(iii) (as the case may be) apply;

(f) the date specified in a notification by the Directors that the Directors have determined an Option Holder no longer satisfies or complies with such conditions that may be attached to the grant of the Option under paragraph (2)(i) or which were the basis on which the Option was granted;

(g) the date on which the Option Holder commits a breach of paragraph (4)(i), if the Directors shall exercise the Company's right to cancel the same; or

(h) the expiry of ten years from the Effective Date.

(ii) Where an Option Holder ceases to be an executive director or an employee by the termination of his employment on the following grounds prior to the exercise of any Option held by such Option Holder:

(a) retirement at or after attaining normal retirement age;

(b) retirement before that age with the consent of the Directors;

(c) ill-health, disability or accident;

(d) redundancy; or

(e) any other circumstance with the consent of the Directors;

the Option Holder shall be entitled to exercise the Option in full (to the extent not already exercised) at any time within one month of the date of cessation of employment, which date shall be the last actual working day with the Company or the relevant subsidiary on which salary is paid, whether in lieu of notice or not, or such longer period as the Directors may determine.

(iii) Where an Option Holder ceases to be an executive director or employee by reason of his death or insanity, the personal representative of the Option Holder shall be entitled to exercise the Option in full (to the extent not already exercised) at any time within one month after the date of his death or such longer period as the Directors may determine.

(6) Maximum number of Shares

(i) The maximum number of Shares which may be issued upon exercise of all Options to be granted under the New Share Option Scheme may not (when aggregated with Shares to be issued upon exercise of options granted under any Other Share Option Scheme) exceed such number of Shares as shall represent 10 per cent. of the Shares in issue as at Effective Date (the "Scheme Mandate Limit") provided that the Company may at any time as the Directors deem fit seek approval from the Shareholders to refresh the Scheme Mandate Limit, save that the maximum number of Shares which may be issued upon exercise of all Options to be granted under the New Share Option Scheme (when aggregated with Shares to be issued upon exercise of options granted under any Other Share Option Scheme) shall not exceed 10 per cent. of the Shares in issue as at the date of approval by the Shareholders to refresh the Scheme Mandate Limit. Options previously granted under the New Share Option Scheme and any Other Share Option Scheme (including those outstanding, cancelled, and lapsed in accordance with the terms of the New Share Option Scheme or any Other Share Option Scheme or exercised Options or exercised options under any Other Share Option Scheme) shall not be counted for the purpose of calculating the Scheme Mandate Limit as refreshed. In addition, the Company may seek separate approval from the Shareholders in general meeting for granting Options beyond the Scheme Mandate Limit, provided that the Options in excess of the Scheme Mandate Limit are granted only to Executives specifically identified by the Company before such approval is sought.

(ii) The maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the New Share Option Scheme (and all outstanding options granted and yet to be exercised under any Other Share Option Scheme) shall not exceed 30 per cent. of the Shares in issue from time to time.

(iii) The maximum number of Shares issued and to be issued upon exercise of the Options granted to any one Executive (including exercised and outstanding Options) in any 12-month period shall not exceed 1 per cent. of the Shares in issue from time to time. Where any further grant of Options to an Executive would result in the Shares issued and to be issued upon exercise of all Options granted and to be granted to such Executive (including exercised, cancelled and outstanding Options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1 per cent. of the Shares in issue, such further grant must be separately approved by the Shareholders in general meeting with such Executive and his associates (as defined in the Listing Rules) abstaining from voting. Without prejudice to the foregoing, each grant of an Option to any Director or to any chief executive (as defined in the Listing Rules) or substantial shareholder (as defined in the Listing Rules) of the Company or to any associate (as defined in the Listing Rules) of any such Director, chief executive or substantial shareholder, shall be in compliance with all applicable requirements of the Listing Rules.

(iv) The maximum number of Shares referred to in paragraph (6)(i) above will be adjusted, in such manner as the auditors for the time being of the Company (acting as experts and not as arbitrators) (the "Auditors") shall certify to be appropriate, in the event of a capitalisation issue, rights issue, consolidation, subdivision or reduction of the share capital of the Company or otherwise howsoever as permitted by the Listing Rules.

(7) Adjustment and Cancellation of Options

(i) Upon the occurrence of (a) any variation in the share capital of the Company arising from any reduction, sub-division or consolidation of share capital or the issue of any share capital (including any securities convertible into share capital or warrants or options to subscribe for any share capital) by way of capitalisation of profits or reserves or right issue (other than as consideration in a transaction); or (b) any distribution of the Company's capital assets to Shareholders pro rata (whether by way of dividend in cash or specie or otherwise) (the "Relevant Event") provided that an issue of any share capital in satisfaction of a dividend in accordance with the Memorandum and Bye-Laws of the Company shall not be a Relevant Event:

(a) the Subscription Price; and/or

(b) the number of Shares subject to an Option

shall be adjusted in such manner (if at all) as the Directors, determine to be fair and reasonable provided that all adjustments, other than those made on a capitalisation issue shall be confirmed to the Directors in writing by the Auditors to be in their opinion fair and reasonable. Such adjustment should give an Option Holder the same proportion of the equity capital as that to which he was previously entitled and shall be in compliance with the Listing Rules from time to time and the supplementary guidance issued by the Stock Exchange in September 2005.

(ii) No adjustment shall be made under paragraph (7)(i) to the extent that a Share would be issued at less than its nominal value or which would cause the aggregate Subscription Price under an Option to be increased. Any adjustment hereunder shall have effect from the day after the date of the Relevant Event or from such other date on which entitlement in respect of the Relevant Event is determined by the Company.

(iii) The Directors shall be entitled for the following causes to cancel any or any part of an Option granted but not yet exercised by giving notice in writing to the Option Holder stating that such Option (or any part thereof) is thereby cancelled with effect from the date specified in such notice:

(a) the Option Holder commits or permits or attempts to commit or permit a breach of paragraph (4)(i);

(b) if the Option Holder has been guilty of serious misconduct, or has committed any act of bankruptcy or has become insolvent or has made any arrangements or compositions with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty;

(c) if there is an unsatisfied judgment, order or award outstanding against the Option Holder;

(d) if an Option Holder (i) ceases to be an Executive as determined by the Directors in their absolute discretion; or (ii) the Directors in their absolute discretion determine that a grantee no longer satisfies or complies with such criteria or terms and conditions that may be attached to the grant of the Option or which were the basis on which the Option was granted;

(e) if the Option Holder has, in the opinion of the Directors, conducted himself in any manner whatsoever to the detriment of or prejudicial to the interests of the Company.

(iv) Such right of cancellation shall not apply if an Option Holder has already exercised his Option, in whole or in part, in respect of particular Shares, provided that, in those circumstances, the Option shall be deemed to have been cancelled in respect of any part of the Option which has not been exercised.

(8) Allotment

The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the Memorandum and Bye-Laws of the Company for the time being in force and will rank pari passu with the fully-paid Shares in issue on the relevant date on which the Option Holder exercise an Option pursuant to the New Share Option Scheme (the "Exercise Date") and accordingly will entitle the holders to participate in all dividends and other distributions paid or made after the relevant Exercise Date other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the relevant Exercise Date.

(9) Variation and Termination

(i) The Directors may from time to time modify, waive or amend such of the provisions of the New Share Option Scheme as they deem desirable, provided that except with the prior sanction of the Shareholders of the Company in general meeting, no such adoption, modification or amendment may be made to make the provisions relating to the following matters more advantageous to Executives or Option Holders than those referred to in the New Share Option Scheme:

(a) the purpose of the New Share Option Scheme;

(b) the definitions of "Executive", "Relevant Event", "Option Period" and "Minimum Holding Period";

(c) the meaning of "Subscription Price";

(d) the provisions of paragraphs (1)(ii), (2)(i), (3)(i), (4)(i), (5)(i), (6)(i), (6)(ii), (6)(iii), (6)(iv) and (8);

(e) the provisions relating to consideration for acceptance of an Option set out in paragraph (2)(ii) and adjustment of rights granted to Executives set out in paragraph (7); and

(f) this paragraph (9);

provided that any amended terms of the New Share Option Scheme or the Options shall comply with all relevant requirements of Chapter 17 of the Listing Rules, and any alterations to the terms and conditions of the New Share Option Scheme which are of a material nature shall be approved by the Shareholders in general meeting except where the alterations shall take effect automatically under the existing terms of the New Share Option Scheme.

(ii) No modification, waiver or amendment shall alter adversely the subsisting rights granted to Option Holders except with the prior consent in writing of such number of Option Holders who, as at such date, have been granted Options such that, if they exercised such Options in full, they would thereby become entitled to not less than two-thirds in nominal amount of all the Shares which would fall to be allotted to Option Holders upon exercise in full of all Options then subsisting. Any modification, waiver or amendment so approved shall bind all Option Holders whether or not they consented to it.

(iii) The Company in general meeting or the Directors may terminate the New Share Option Scheme at any time, but Options granted prior to such termination shall continue to be valid and exercisable in accordance with the provisions of the New Share Option Scheme.

ADDITIONAL INFORMATION

Upon the grant of any Option, the Board will consider factors such as the Subscription Price, the Option Period, the vesting period, performance targets (if any) and other conditions which the Board has the discretion to prescribe, to enable the purpose of the New Share Option Scheme to be served.

None of the Directors are appointed as trustees of the New Share Option Scheme or have a direct or indirect interest in the trustees of the New Share Option Scheme.

The Board considers it inappropriate to value all the Options that can be granted under the New Share Option Scheme on the assumption that they were granted on the Latest Practicable Date. This is because a number of factors critical for determining such a valuation cannot be reasonably determined. These factors include, without limitation, the Subscription Price, the Option Period, the vesting period, and the other terms and conditions of the grant, particularly those conditions which may be contingent in nature, or other continuing eligibility criteria which the Board has the discretion to prescribe upon the grant of an Option. Accordingly, any valuation of the Options based on these speculative assumptions would not be meaningful and may be misleading to Shareholders.

Biographies of and interests in Shares held by Directors proposed to be re-elected at the Annual General Meeting:

1. Mr. Roberto V. Ongpin

Mr. Roberto V. Ongpin, aged 69, joined the Board in October 1993 and was appointed Deputy Chairman in the same year. Mr. Ongpin is Chairman of PhilWeb Corporation and ISM Communications Corporation, both are listed companies in the Philippines. He is a non-executive director of Shangri-La Asia Limited which is an associate (as defined in the Listing Rules) of Kerry Group Limited, the substantial shareholder of the Company, and whose shares are listed on Hong Kong Stock Exchange and Singapore stock exchange. Mr. Ongpin is also a director of E2-Capital (Holdings) Limited which is listed in Hong Kong. He is the Chairman of Connectivity Unlimited Resource Enterprise, Inc., Developing Countries Investment Corp. and La Flor de la Isabela Inc., and a director of American Orient Capital Partners Limited. Prior to 1979, Mr. Ongpin was Chairman and Managing Partner of the SGV Group, one of the largest accounting and consulting firms in Asia. He was Minister of Trade and Industry for the Republic of the Philippines from 1979 to 1986. Mr. Ongpin has an MBA from Harvard Business School and is a Certified Public Accountant (Philippines).

As at the Latest Practicable Date, Mr. Ongpin did not have any interest in any Shares within the meaning of the Securities and Futures Ordinance. The Company has given a letter of appointment to Mr. Ongpin pursuant to which Mr. Ongpin is appointed for a term commencing on 26 May 2003 (the date of his latest re-election as Director of the Company) and ending at the conclusion of the Annual General Meeting. In 2005, Mr. Ongpin was entitled to a director's fee of HK$100,000 which was fixed by the Board of Directors pursuant to the authority granted by the Shareholders at the Company's annual general meeting. Under Bye-Law 99 of the Company, Mr. Ongpin will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Mr. Ongpin informed the Company that on 23 November 1999, the United States District Court, Southern District of New York awarded a judgment against himself and other co-defendants for a total sum of US$4,016,306.67 in respect of an action for breach of contract. Proceedings to enforce such judgment in Hong Kong were opposed and challenged on the ground that such judgment was obtained by fraud. On 22 October 2001, an application for summary judgment was dismissed by the High Court of Hong Kong Special Administrative Region and Mr. Ongpin was granted leave to defend the action. Pleadings were exchanged and the matter was pending in the High Court.

Other than the aforesaid, Mr. Ongpin does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that need to be brought to the attention of Shareholders.

2. Dr. The Hon. Sir David Li Kwok Po

Dr. The Hon. Sir David Li Kwok Po, GBS, OBE, JP, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Légion d'Honneur, aged 66, an Independent Non-executive Director, joined the Board in April 1990. Sir David Li is Chairman and Chief Executive of The Bank of East Asia, Limited (whose shares are listed on the Hong Kong Stock Exchange). He is a Member of both the Executive Council and the Legislative Council of Hong Kong. Sir David Li is the Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. He is also a member of the Banking Advisory Committee and the Exchange Fund Advisory Committee. Sir David Li is an independent director of AviChina Industry & Technology Company Limited, China Merchants China Direct Investments Limited, China Overseas Land & Investment Limited, COSCO Pacific Limited, Guangdong Investment Limited, The Hong Kong and China Gas Company Limited, The Hong Kong and Shanghai Hotels, Limited, PCCW Limited, San Miguel Brewery Hong Kong Limited and Vitasoy International Holdings Limited. The shares of all the aforesaid companies are listed on the Hong Kong Stock Exchange. Sir David Li is also a director of Dow Jones & Company, Inc. (whose shares are listed on the New York stock exchange). He was an independent non-executive director of Henderson Cyber Limited, which was a listed company on the Hong Kong Stock Exchange till December 2005.

As at the Latest Practicable Date, Sir David Li was interested in 4,778,000 Shares within the meaning of the Securities and Futures Ordinance representing approximately 0.306% of the share capital of the Company in issue. The Company has given a letter of appointment to Sir David Li pursuant to which Sir David Li is appointed for a term commencing on 26 May 2003 (the date of his latest re-election as Director of the Company) and ending at the conclusion of the Annual General Meeting. In 2005, Sir David Li was entitled to a Director's fee of HK$100,000 per annum and Director's emolument of HK$100,000 per annum for serving on the Audit Committee which were fixed by the Board of Directors pursuant to the authority granted by the Shareholders at the Company's annual general meeting. Under Bye-Law 99 of the Company, Sir David Li will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Other than the aforesaid, Sir David Li does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that need to be brought to the attention of Shareholders.

3. Ms. Kuok Hui Kwong

Ms. Kuok Hui Kwong, aged 28, joined the Board in February 2004. Ms. Kuok is responsible for coordinating the Group's operations and business units and participates in strategic planning. Prior to joining the Group in October 2003, Ms. Kuok worked in investment banking. Ms. Kuok is a graduate of Harvard University (B.A.).

As at the Latest Practicable Date, Ms. Kuok did not have any interest in any Shares within the meaning of the Securities and Futures Ordinance. Ms. Kuok has a written service contract with the Company. The appointment has no specified term and the service contract may be terminated by either the Company or Ms. Kuok with one month's notice. In 2005, Ms. Kuok was entitled to an annual remuneration of HK$714,000 plus a discretionary bonus which is determined with reference to the individual's performance and the Company's financial performance. Under Bye-Law 99 of the Company, Ms. Kuok will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Ms. Kuok is the sister of Mr. Kuok Khoon Ean, Chairman of the Company. Other than the aforesaid, Ms. Kuok does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that need to be brought to the attention of Shareholders.

Bye-Law 70 of the Bye-Laws sets out the procedures by which Shareholders may demand a poll:

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll). A poll may be demanded by:

(i) the chairman of the meeting;

(ii) at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting;

(iii) any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(iv) any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company, conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

本公司之公司細則第70條載有股東要求以投票方式表決的程序：

於任何股東大會，提呈股東大會表決之決議案均以舉手方式表決，除非要求以投票方式表決(在宣布以舉手方式表決之結果時或之前或於撤銷任何其他以投票方式表決之要求時)。下列人士可要求以投票方式表決：

(i) 會議主席；

(ii) 最少三名親自出席並於當時有權於會議上投票之股東或法團授權代表或受委託代表；

(iii) 任何親自出席之一位或多位股東或法團授權代表或受委託代表，彼等須代表不少於全體有權於會議上投票之股東之總投票權十分之一；或

(iv) 任何親自出席之一位或多位股東或法團授權代表或受委託代表出席並持有獲賦予於會議上投票權力之本公司股份，而該等股份之實繳股款總額不少於全部賦予該項權利之股份實繳股款總額十分之一。

除非要求以投票方式表決及未有撤銷該要求，會議主席宣布決議案以舉手方式表決通過、或一致通過、或以大比數通過或否決，並在本公司會議記錄內載錄該表決結果，儘管未有載錄贊成或反對該決議的投票數目或比例，該記錄為決議案最終表決結果。

3. **郭惠光女士**

郭惠光女士，二十八歲，於二零零四年二月加入董事會。郭女士負責統籌協調本集團各營運及業務部門的運作，並參與策略性規劃。於二零零三年十月加入本集團之前，郭女士曾從事投資銀行業務。郭女士畢業於哈佛大學，持有文學學士學位。

於最後實際可行日期，就證券及期貨條例所指，郭女士並無於本公司股份中擁有權益。郭女士與本公司訂有書面服務合約，其委任並無固定期限，而該服務合約可由本公司或郭女士以一個月通知予以終止。於二零零五年，郭女士有權收取每年酬金714,000港元及酌情發放之花紅，此乃按其個人表現及本公司之財務表現而釐定。按本公司之公司細則第99條，郭女士將須每三年輪值退任，並可於本公司股東週年大會膺選連任。

郭女士為本公司主席郭孔演先生的胞妹。除上述者外，郭女士與本公司任何其他董事、高層管理人員、主要股東或控股股東概無任何關係，並無其他資料須根據上市規則第13.51(2)條的規定而披露，以及並無其他事項須提請股東注意。

2. 李國寶爵士

李國寶爵士，GBS、OBE、太平紳士、The Order of the Rising Sun、Gold Rays with Neck Ribbon、Officier de la Légion d'Honneur，六十六歲，獨立非執行董事，於一九九零年四月加入董事會。李爵士為東亞銀行有限公司(其股份於香港聯交所上市)的主席兼行政總裁。彼為香港行政會議成員及立法會議員。李爵士為香港華商銀行公會有限公司及香港管理專業協會的主席。彼亦為銀行業務諮詢委員會及外匯基金諮詢委員會的委員。李爵士同時擔任中國航空科技工業股份有限公司、招商局中國基金有限公司、中國海外發展有限公司、中遠太平洋有限公司、粵海投資有限公司、香港中華煤氣有限公司、香港上海大酒店有限公司、電訊盈科有限公司、香港生力啤酒廠有限公司及維他奶國際集團有限公司的獨立非執行董事，上述公司的股份均於香港聯交所上市。李爵士亦為道瓊斯公司(其股份於紐約證券交易所上市)的董事。彼為恒基數碼科技有限公司的獨立非執行董事，該公司為香港聯交所之上市公司直至二零零五年十二月。

於最後實際可行日期，就證券及期貨條例所指，李爵士持有4,778,000股本公司股份，約佔本公司已發行股本之0.306%。本公司已向李爵士出具委任函件，據此，李爵士之任期由二零零三年五月二十六日(彼上一次獲重選為董事之日)至股東週年大會結束。於二零零五年，按董事會根據股東於本公司股東週年大會授予釐定董事酬金的權力，李爵士有權收取董事袍金每年100,000港元，及為服務審核委員會之酬金每年100,000港元。按本公司之公司細則第99條，李爵士將須每三年輪值退任，並可於本公司股東週年大會膺選連任。

除上述者外，李爵士與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係，並無其他資料須根據上市規則第13.51(2)條的規定而披露，以及並無其他事項須提請股東注意。

建議於股東週年大會重新選舉之董事的簡歷和持有股份資料：

1. **Roberto V. Ongpin先生**

Roberto V. Ongpin先生，六十九歲，一九九三年十月加入董事會，並於同年獲委任為副主席。Ongpin先生是PhilWeb Corporation及ISM Communications Corporation（均為菲律賓上市公司）的主席。彼為香格里拉（亞洲）有限公司之非執行董事，其為Kerry Group Limited（本公司之主要股東）之關連人士（定義見上市規則），而其股份於香港聯交所及新加坡證券交易所上市。Ongpin先生亦為金匯投資（集團）有限公司（在香港上市）的董事。彼為Connectivity Unlimited Resource Enterprise, Inc.、Developing Countries Investment Corp. 及La Flor de la Isabela Inc. 的主席，亦為American Orient Capital Partners Limited的董事。在一九七九年之前，Ongpin先生曾是亞洲最大會計及顧問公司之一的SGV集團主席及主管合夥人。於一九七九年至一九八六年間，彼曾擔任菲律賓共和國貿易及工業部長。Ongpin先生持有哈佛商學院工商管理碩士學位，亦是一位執業會計師（菲律賓）。

於最後實際可行日期，就證券及期貨條例所指，Ongpin先生並無於本公司股份中擁有權益。本公司已向Ongpin先生出具委任函件，據此，Ongpin先生之任期由二零零三年五月二十六日（彼上一次獲重選為董事之日）至股東週年大會結束。於二零零五年，按董事會根據股東於本公司股東週年大會授予釐定董事酬金的權力，Ongpin先生有權收取董事袍金100,000港元。按本公司之公司細則第99條，Ongpin先生將須每三年輪值退任，並可於本公司股東週年大會膺選連任。

Ongpin先生通知本公司，於一九九九年十一月二十三日，紐約南部地區美國地區法院對彼及其他被告人有關違約之檢控被裁決敗訴，涉及金額合共4,016,306.67美元。於香港執行該裁決的程序以因欺詐而獲取為由被提出反對。於二零零一年十月二十二日，提呈簡易裁決之申請被香港特別行政區高等法院撤回，Ongpin先生並獲准許對該程序提出答辯。訴狀已提交而該事項有待高等法院裁決。

除上述者外，Ongpin先生與本公司任何其他董事、高層管理人員、主要股東或控股股東概無任何關係，並無其他資料須根據上市規則第13.51(2)條的規定而披露，以及並無其他事項須提請股東注意。

董事會認為並不適宜假設新購股權計劃可授出之購股權全部均於最後實際可行日期授出而作估值。原因為釐定有關估值之若干關鍵因素並未能合理釐定。該等因素包括(但不限於)認購價、購股權行使期、歸屬期間及其他授出條款及條件，尤其那些屬於或然性質之條件或董事會於授出購股權時可酌情釐定之其他持續符合資格規定。有見及此，以該等預測性假設為基準對購股權所作之任何估值均屬無意義及可能對股東造成誤導。

(c) 「認購價」之涵義；

(d) 第(1)(ii)、(2)(i)、(3)(i)、(4)(i)、(5)(i)、(6)(i)、(6)(ii)、(6)(iii)、(6)(iv)及(8)段之條文；

(e) 第(2)(ii)段所載有關接納購股權之代價的條文及第(7)段所載有關調整授予行政人員之權利的條文；及

(f) 本第(9)段；

惟新購股權計劃或購股權之任何修訂條款必須符合上市規則第十七章之有關規定，而新購股權計劃之條款及條件之任何重大修訂必須於股東大會上獲得股東批准，除非有關修訂乃根據新購股權計劃現有條款自動生效。

(ii) 任何修改、豁免或修訂均不可對購股權持有人獲授予之權益產生不利的變動，但若購股權持有人(於該日已獲授予購股權)事先以書面同意，而若彼等全面行使該等購股權令彼等因此持有不少於當所有購股權全面行使而配發予購股權持有人之所有股份其面值的三分之二者則除外。按此所通過的任何修改、豁免或修訂對所有購股權持有人(不論其同意與否)均具約束力。

(iii) 本公司於股東大會或董事可隨時終止新購股權計劃，但於該終止前所授出之購股權將根據新購股權計劃之條文繼續有效及可予行使。

附加資料

於授出任何購股權時，董事會將考慮因素，如認購價、購股權行使期、歸屬期間、表現目標(如有)及董事會可酌情規定之其他條件，以達致新購股權計劃之目的。

概無董事獲委任為新購股權計劃之受託人或直接或間接擁有新購股權計劃受託人之權益。

(c) 倘購股權持有人尚有未履行之判決、判令或未了結之裁決；

(d) 倘購股權持有人(i)被董事全權酌情釐定不再為行政人員；或(ii)董事全權酌情釐定承授人不再滿足或符合於授予購股權時所附帶或在授出購股權時所根據基準之該等準則或條款及條件；

(e) 倘董事認為購股權持有人之任何行為不利或損害本公司之權益。

(iv) 如購股權持有人已就特定股份行使其購股權(全部或部份)，則有關註銷之權力並不適用，惟在上述情況下，購股權任何尚未行使之部份將被視作已被註銷。

(8) 配發

行使購股權而將予配發之股份須受本公司當時有效之公司組織章程大綱及公司細則之條文所規限，並將於各方面與於購股權持有人根據新購股權計劃行使購股權之日(「行使日期」)已發行之繳足股份享有同等權利，因此持有人將有權享有於相關行使日期之後派付或作出之所有股息或其他分派，倘記錄日期為相關行使日期當日或之前，則先前宣派或建議或議決將予派付或作出之任何股息或其他分派除外。

(9) 更改及終止

(i) 董事可不時就新購股權計劃之條文作出彼等認為適當之修改、豁免或修訂，惟除非事先於股東大會上獲得本公司股東批准，否則均不得作出任何採納、修改或修訂，使有關以下事項之條文較新購股權計劃所述更加有利於行政人員或購股權持有人：

(a) 新購股權計劃之目的；

(b) 「行政人員」、「有關事項」、「購股權行使期」及「最低持有期限」之釋義；

(7) **調整及註銷購股權**

(i) 當出現(a)以盈利或儲備撥作資本或供股(作為交易之代價除外)而削減、分拆或合併股本或發行任何股本(包括任何可兌換為股本之證券或認股權證或可認購任何股本之購股權)引致本公司之股本有任何變動；或(b)任何按股權比例向股東分派本公司之資本資產(不論以現金股息或分派或其他方式)(「有關事項」)時，惟根據本公司之公司組織章程大綱及公司細則發行任何股本作為股息則不視作有關事項：

(a) 認購價；及/或

(b) 購股權所規限之股份數目

將按董事釐定為公平和合理的方式(如全部)作出調整，惟所有調整(因資本化發行而引致之調整除外)須由核數師向董事書面確定其認為公平和合理。該調整必須讓購股權持有人擁有的資本比例與其先前擁有的相同，並須不時符合上市規則及聯交所於二零零五年九月發出之補充指引。

(ii) 根據第(7)(i)段所作出之調整以不導致股份以低於其面值發行或導致購股權項下之總認購價增加為限。本段所作之任何調整將由有關事項日期翌日或本公司釐定有關事項之權利之其他日期起生效。

(iii) 董事有權就下列理由以書面通知購股權持有人註銷所授出但尚未行使之任何購股權或其部份，並列明有關購股權(或其任何部份)由該通知所指定日期起予以註銷：

(a) 購股權持有人違反或容許違反或意圖違反或容許意圖違反第(4)(i)段；

(b) 倘購股權持有人觸犯嚴重失當行為，或採取任何破產行動或無力償付債務或與其債權人達成任何一般安排或協議，或被判任何涉及品格或誠信之刑事罪行；

已授出之購股權(包括根據新購股權計劃或其他購股權計劃之條款尚未行使、已註銷及已失效，或已行使之購股權或根據任何其他購股權計劃已行使之購股權)將不予計算。此外，本公司可於股東大會上尋求股東另行批准授出超逾計劃授權上限之購股權，惟超逾計劃授權上限之購股權只能授予在獲得有關批准前本公司指定之行政人員。

(ii) 根據新購股權計劃授出而尚未行使之所有購股權(及根據任何其他購股權計劃授出而尚未行使之所有購股權)獲行使而可予發行之股份數目上限，不得超過不時已發行股份之30%。

(iii) 任何一位行政人員於任何十二個月期間獲授予之購股權(包括已行使及尚未行使之購股權)獲行使而已發行及將予發行之股份數目上限，不得超過不時已發行股份之1%。倘向行政人員再授予購股權會導致截至再授予購股權之日(包括該日)止十二個月期間因已授予及將授予該行政人員之所有購股權(包括已行使及尚未行使之購股權)獲行使而已發行及將發行之股份合共超過已發行股份之1%，則再授予購股權須在股東大會上取得股東另行批准，而該行政人員及其聯繫人士(定義見上市規則)必須放棄投票。在不影響上述情況之原則下，向本公司任何董事或任何行政總裁(定義見上市規則)或主要股東(定義見上市規則)或任何該等董事、行政總裁或主要股東之任何聯繫人士(定義見上市規則)授予購股權須符合上市規則之一切適用規定。

(iv) 倘出現資本化發行、供股、合併、分拆或削減本公司之股本或按上市規則所容許之其他方式，則上文第(6)(i)段所述之股份數目上限將按本公司當時之核數師(作為專家而非仲裁者)(「核數師」)證明合適之方式作出調整。

(g) 購股權持有人違反第(4)(i)段之日（倘董事行使本公司之權力撤銷購股權）；或

(h) 由生效日期起計屆滿十年。

(ii) 購股權持有人行使所持有之任何購股權前，倘因下述原因終止受僱而不再為執行董事或僱員：

(a) 到達正常退休年齡時或之後退休；

(b) 獲董事同意於退休年齡前退休；

(c) 健康不佳、傷殘或意外；

(d) 裁員；或

(e) 獲董事同意之其他情況；

購股權持有人將有權於終止受僱之日（該日須為於本公司或有關附屬公司之有薪（不論是否代通知金）最後實際工作天）後一個月內或董事釐定之較長期間內隨時全面行使購股權（以尚未行使者為限）。

(iii) 倘購股權持有人因身故或精神失常而不再為執行董事或僱員，購股權持有人之個人代表將有權於彼身故之日後一個月內或董事釐定之較長期間內隨時全面行使購股權（以尚未行使者為限）。

(6) 股份數目上限

(i) 根據新購股權計劃授出之所有購股權獲行使而可予發行之股份數目上限（當與根據任何其他購股權計劃授出之購股權獲行使而可予發行之股份合計），不得超過於生效日期已發行股份之10%（「計劃授權上限」），惟本公司可於董事認為適當情況下尋求股東批准更新計劃授權上限，但根據新購股權計劃授出之所有購股權獲行使而可予發行之股份數目上限（當與根據任何其他購股權計劃授出之購股權獲行使而可予發行之股份合計），不得超過於股東批准更新計劃授權上限之日已發行股份之10%。釐定經更新之計劃授權上限時，根據新購股權計劃及任何其他購股權計劃

(或其個人代表)於收購建議成為或宣佈為不附帶條件之日後一個月內可隨時全面行使購股權(以尚未行使者為限)；及

(c) 倘有關本公司自動清盤之有效決議案獲通過，則購股權持有人(或其個人代表)可於該決議案通過之日後二十一日內以書面通知本公司，選擇將購股權於緊接通過該決議案前已全數或按該通知書指定之數額予以行使，並因此與股份持有人享有同等權利，可於清盤時自可供分派的資產中收取款項，該金額相等於就上述選擇所涉及股份應收取之款額扣除相等於原應就此支付認購價之金額。

(5) 購股權失效

(i) 購股權將在下列事件發生時(以最早發生者為準)自動失效(以尚未行使者為限)：

(a) 購股權行使期屆滿；

(b) 第(4)(ii)(a)段所述之期限屆滿(除購股權持有人於該期間內成為本集團另一家成員公司之僱員或執行董事外)；

(c) 第(4)(ii)(b)段或第(4)(ii)(c)段所述之任何期限屆滿；

(d) 在第(4)(ii)(c)段之規限下，本公司開始清盤之日；

(e) 除應用第(4)(ii)(a)段或第(5)(ii)段或第(5)(iii)段(視情況而定)之條文外，購股權持有人不再為本公司或任何附屬公司之僱員或執行董事之日，而該日須為於本公司或有關附屬公司之有薪(不論是否代通知金)最後實際工作天；

(f) 董事發出有關董事釐定購股權持有人不再滿足或符合於授予購股權時根據第(2)(i)段所附帶之條件或在授出購股權時所根據基準之通知所指定日期；

(3) 認購價

(i) 任何個別購股權之認購價乃董事於授出日期全權酌情釐定之價格，惟認購價不得低於下列最高者：(a)股份之面值；(b)股份於授出日期在聯交所每日報價表所載之收市價；及(c)緊接授出日期前五個營業日股份在聯交所每日報價表所載之平均收市價。

(ii) 認購價亦可根據第(7)段予以調整。

(4) 行使購股權

(i) 購股權屬購股權持有人個人所有及(在根據新購股權計劃授予任何個人代表之行使權規限下)任何購股權或其項下之任何權利或利益均不可轉讓或受抵押或按揭之規限，及如購股權持有人作出、容許或准許任何該行為或情況發生，則有關購股權將予以終止及解除。

(ii) 在第(5)段之規限下，於授出日期開始至授出日期第一週年屆滿前一日止之期限(「最低持有期限」)屆滿時，可於授出日期第一週年開始至生效日期第十週年屆滿之期間內隨時行使全部或部份購股權，惟：

(a) 倘因本公司或附屬公司(其僱用購股權持有人或彼為其執行董事)終止成為本集團成員公司，本集團終止僱用該購股權持有人，購股權(以尚未行使者為限)將失效，除非隨後三十日內，購股權持有人成為本集團另一成員公司之僱員或執行董事，則可繼續行使該購股權項下之前未被行使之部份所涉及的所有股份，而購股權行使期將視作並未結束；

(b) 倘向所有股份持有人(或除提出收購者及/或提出收購者控制之任何人士及/或與提出收購者有聯繫或一致行動之任何人士以外之所有持有人)提出全面收購建議(不論以收購建議或協議計劃或類似方式進行)，而該收購建議成為或宣佈為不附帶條件，則購股權持有人

責任聲明

本附件乃遵照上市規則之規定提供有關本集團之資料。各董事願就本附件所載之資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所知及所信，本附件並無遺漏其他重大事實致使本附件所載任何陳述產生任何誤導。

新購股權計劃概要

以下為將於股東週年大會上提呈予股東採納之新購股權計劃的主要條款。其中所提述之段落乃指本附件之段落。

(1) 新購股權計劃之目的/資格

(i) 新購股權計劃旨在獎勵僱員過往對本集團作出之貢獻，並激勵彼等於日後竭盡全力為集團作出貢獻，及使本集團能招攬及挽留具經驗及能力之員工。

(ii) 在新購股權計劃之條款規限下，董事有權由生效日期起計九年期間內，隨時向董事全權酌情選擇之任何行政人員提出授予購股權。

(iii) 董事將不時釐定資格基準。

(2) 授出購股權

(i) 在新購股權計劃之條文規限下，董事於提出授予購股權時，可全權酌情在新購股權計劃所載條文以外規定任何董事認為適當之特定條件，包括(在不損前述條文一般性之情況下)有關本公司及/或購股權持有人達致表現、營運或財務目標之條件。

(ii) 於接納購股權時行政人員無需支付代價。

5. 本公司作出之股份購回

本公司在最後實際可行日期前六個月內沒有(不論是否在聯交所)購回股份。

6. 股價

在本說明文件付印前十二個月期間的每一個月，股份在聯交所交易之最高及最低價格如下：

年份	月份	最高交易價 (港元)	最低交易價 (港元)
二零零五	四月	3.775	3.475
	五月	3.650	3.300
	六月	3.500	3.325
	七月	3.525	3.300
	八月	3.425	2.875
	九月	3.350	2.850
	十月	3.000	2.825
	十一月	2.950	2.550
	十二月	2.950	2.725
二零零六	一月	3.050	2.800
	二月	3.100	2.875
	三月	2.950	2.725

此外，基於本公司截至二零零五年十二月三十一日(即最近期公佈的本公司經審核財務報告之結算日)的綜合財務狀況，董事認為全面行使購回股份授權將可能會對本公司的流動資金狀況(與其於二零零五年十二月三十一日的狀況比較)產生重大不利影響。在可能會對本公司的流動資金狀況或資產負債比率狀況(與於最近期公佈的本公司經審核財務報告中披露的狀況比較)產生重大不利影響的情況下，本公司不會購回股份，除非董事認為，儘管會產生重大不利影響，購回股份仍符合本公司的最佳利益。

4. 一般說明

董事(在作出一切合理查詢後及盡彼等所知)或其聯繫人士(如上市規則所釋義)，現時並無任何意願在股東通過該項決議案授予董事一般授權購回股份後向本公司出售任何股份。

董事已向聯交所作出承諾，只要情況許可，彼等將按照上市規則和百慕達適用的法律根據購回股份的授權行使本公司回購股份的權力。

倘若由於根據購回股份授權而行使權力回購股份，導致某一股東在本公司投票權上的權益按比例增加，則有關增加將視作收購論，並可能引致須根據收購守則第26條提出全面收購建議的責任。

於最後實際可行日期，本公司獲通知Kerry Group Limited(透過其附屬公司及控制的公司)持有合共601,290,000股股份，約佔本公司已發行股本總額之38.52%。除獲證券及期貨事務監察委員會企業融資部之執行理事授予豁免外，任何在本公司的權益增加而超出收購守則第26.1條所訂定之2%自由增購率，將引致須根據收購守則第26條提出全面收購建議的責任。倘若董事根據授權全面行使權力回購股份，而Kerry Group Limited及/或其一致行動之人士(以下統稱「Kerry Group」)的總持股比率將增加超過2%。有關增加將會引致Kerry Group須根據收購守則第26條提出全面收購建議的責任。

除上文所述者外，董事並無察覺根據購回股份授權而行使權力回購股份，將產生任何須遵照收購守則及香港公司股份購回守則而承擔之後果。

沒有任何關連人士(如上市規則所釋義)通知本公司其現時有意在本公司獲授權購回股份時出售股份予本公司，或作出不出售股份之承諾。

本說明文件是關於擬在股東週年大會上通過的第8項決議案。該決議案為一項普通決議案，授予董事一項一般授權，可透過聯交所購回股份。本文件包含依據上市規則第10.06(1)(b)條規定須提供給股東的一切資料，以便彼等決定對該項普通決議案投贊成或反對票。

1. 股份購回建議

根據上市規則，本公司擬購回的股份乃已全部繳足之股本。一間在聯交所作主要上市的公司，其股份的一切購回建議，必須採用一般授權或特別批准一項特別交易的方法，由一項普通決議案事先給予批准。

於最後實際可行日期，本公司之已發行股本包括1,560,945,596股股份。假設並無於股東週年大會前發行或購回股份，以及在股東週年大會上通過普通決議案授權董事購回股份，則本公司可在由通過此決議案之日起至本公司下屆股東週年大會結束之日，或按照本公司之公司細則或任何適用法例規定本公司下屆股東週年大會召開期限屆滿之日，或本公司股東在股東大會上通過一項普通決議案撤銷或修改此項決議案之日（以其中的最早日期為準）止的期間內，最多可購回156,094,559股股份，相當於本公司於決議案通過之日已發行股本之10%。

2. 購回股份的理由

董事相信，由股東授予董事一般權力在市場上購回股份乃符合本公司及股東的最佳利益。該等股份回購，依據當時的市場情況及融資安排，可能會增加本公司的資產淨值及本公司每股資產值及/或盈利。股份回購亦只會在董事相信有利於本公司及股東的情況下方會進行。

3. 購回股份所需款項的來源

根據上市規則，本公司於股份回購時必須使用可為此目的而合法動用的資金。本公司只可使用按其組織章程大綱及公司細則以及香港和百慕達適用法律的規定可為此目的而合法使用的資金。

現時建議之任何股份回購應動用該購回股份的已繳股款、本公司可用作派息的盈利、本公司的股份溢價賬及/或繳入盈餘賬支付。

於本通告日期，董事會成員包括：

執行董事

郭孔演先生（主席）及郭惠光女士

非執行董事

Roberto V. Ongpin先生（副主席）、邱繼炳博士及黃志祥先生

獨立非執行董事

夏佳理先生、利定昌先生及李國寶爵士

附註：

(1) 凡有權出席上述大會及投票之股東，均有權委派一位或多位代表出席及投票，持有兩股或以上本公司股份之股東，有權委派超過一位代表出席及投票，受委託代表無須為本公司股東。除本公司之公司細則另有規定外，以舉手方式表決時，倘股東委派超過一位代表，該等代表將合共有一票。

(2) 委任代表之文據必須由委任人或其正式授權之代表書寫，或倘委任人為一法團，則必須蓋上公司印鑑或由獲正式授權之行政人員或代理人簽署。

(3) 如屬任何股份之聯名登記持有人，則任何一位該等人士可就該等股份親自或委派代表在上述大會上投票，猶如彼為唯一有權投票之人士；若超過一位聯名股份持有人親自或委派代表出席大會，則出席者中只有在本公司之股東名冊上排名較先之聯名股份持有人，方有權就有關股份在大會上投票。已身故之股東的遺囑執行人或遺產管理人將就此被視作有關股份的聯名持有人。

(4) 代表委託書及經簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書之副本，須於上述大會指定舉行時間不少於48小時前交回香港新界大埔工業邨大發街22號南華早報中心，方為有效。填妥及交回代表委託書後，股東仍可親自出席大會，並在會上投票。

(5) 本公司將由二零零六年五月十九日（星期五）至二零零六年五月二十四日（星期三），首尾兩天包括在內，暫停辦理股份過戶登記手續。為確保合符資格收取擬派發之末期股息，並出席股東週年大會，所有過戶文件連同有關股票必須於二零零六年五月十八日（星期四）下午四時前送達本公司在香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室，辦理過戶登記手續。

(6) 務請股東細閱日期為二零零六年四月二十六日本公司致股東之通函，當中載有關於本通告所提呈之決議案的資料。

10. 作為特別事項，不論作出修訂與否，考慮並酌情通過下列決議案為普通決議案：

「**動議**待香港聯合交易所有限公司(「聯交所」)批准根據本公司之新購股權計劃(「新購股權計劃」)(其條款載於註有「A」字樣之文件內，而該文件已提呈大會並經由大會主席簽署以資識別)行使任何購股權而將予發行及配發之本公司股本中之股份(「股份」)上市及買賣後，批准及採納新購股權計劃為本公司之新購股權計劃，並授權本公司董事代表本公司作出所有必需或權宜之一切行動及達成所需之交易、安排及協議，以使新購股權計劃全面生效及實行，包括(但不限於)下列各項：

(a) 管理新購股權計劃，據此，符合新購股權計劃所定合資格之參與人士將獲授予購股權以認購股份；

(b) 不時更改及/或修訂新購股權計劃，惟該等更改及/或修訂必須符合新購股權計劃中有關更改及/或修訂之條文及聯交所證券上市規則之規定；

(c) 建議授出或授出購股權，及發行以及配發不時根據新購股權計劃行使任何購股權而將予發行之本公司股本中之股份數目，惟須經常受新購股權計劃所列之範圍及限制所規限；及

(d) 在適當時候向聯交所或在有關時間股份可能在其上市之任何其他證券交易所申請批准於其後不時根據新購股權計劃行使授出之購股權而將予發行及配發之任何股份上市及買賣。」

承董事會命
公司秘書
梁慧寶

香港，二零零六年四月二十六日

任何證券交易所規定下之限制或責任，作出其認為必須或權宜的豁免或其他安排)。」

8. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

「**動議**：

(a) 在下文(b)項之規限下，一般及無條件批准董事於有關期間(按下文之定義)內及在遵守所有適用法例及/或上市規則之要求，行使本公司之所有權力以購回股份；

(b) 本公司依據上述(a)項之批准將於有關期間內購回股份之面值總額，不得超過在本決議案通過之日本公司已發行股本面值總額之10%，而上述批准亦受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案獲通過之日至下列各項中最早之日期：

(i) 本決議案獲通過後之本公司下屆股東週年大會結束之日；及

(ii) 本公司之公司細則或適用之法例規定須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日。」

9. 作為特別事項，不論作出修訂與否，考慮並酌情通過下列決議案為普通決議案：

「**動議**在上文第7項及第8項決議案獲通過後，根據上文第7項決議案授予董事一般授權以配發、發行及處理本公司股本中之額外股份數額，將根據上文第8項決議案授權董事購回本公司股本中之股份面值總額之數額而擴大，惟此等數額不得超過本決議案通過之日本公司已發行股本面值總額之10%。」

(c) 董事依據上文(a)項及(b)項之批准所配發或同意有條件或無條件配發之股本總面額，不包括根據或由於下列作出者：

(i) 供股(按下文之定義)；或

(ii) 根據可兑換為股份之任何證券之條款行使兑換權；或

(iii) 任何購股權計劃或本公司當時採納以向本公司及/或其任何附屬公司之行政人員及/或僱員授出或發行股份或可認購股份之權利之類似安排；或

(iv) 根據本公司已發行之任何認股權證的條款行使認股權；或

(v) 任何代息股份或類似安排，以便根據本公司之公司細則配發股份以取代全部或部份股息；

不得超過在本決議案通過之日本公司已發行之股本面額之20%；及

(d) 就本決議案而言：

「有關期間」指由本決議案獲通過之日至下述各項中最早之日期：

(i) 本決議案獲通過後之本公司下屆股東週年大會結束之日；及

(ii) 本公司之公司細則或適用之法例規定須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日。

「供股」指於董事所訂定之期間內，向於指定記錄日期名列股東名冊之股份持有者(及如適用時，持有本公司其他股本證券，並有權獲配售有關股本證券的人士)按其當時持有該等股份或其他股本證券的比例配售新股之建議或有權認購股份之認股權證、購股權或其他證券之建議(惟董事有權就零碎股份或因香港以外任何地區之法律或任何認可監管機構或

(b) 刪除公司細則第103條，並由下述新公司細則第103條取代：

103 概無任何人士(退任董事除外)可於任何股東大會上(除非獲董事會建議提名選舉)膺選為董事，除非擬提議選舉該人士為董事之書面通知，及該人士就其意願同意膺選之書面通知，已送達總辦事處或註冊地址。根據本公司細則要求送呈該通知之期限，最少為七天(由不早於有關該選舉之大會通告寄發當日後開始及不遲於該大會日期前七天)。

(c) 刪除公司細則第104條，並由下述新公司細則第104條取代：

104 本公司可以普通決議案及在百慕達公司條例之規限下，於任何董事(包括董事總經理或其他執行董事)之任期屆滿前將其罷免而不受制於公司細則任何規定或本公司與該董事達成之任何協議(但不影響該董事就彼與本公司所訂定的任何合約而提出任何違約索償)及可選舉其他人士替代該董事。任何人士按此而獲選，其任期將直至本公司下一屆股東週年大會為止，並可於該大會上膺選連任，但並不計算為於該大會上須輪值退任之董事。

7. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

「**動議**：

(a) 在下文(c)項之規限下，一般及無條件批准董事於有關期間(按下文之定義)內行使本公司所有權力，以配發、發行及處理額外股份或可兑換為股份或購股權或認股權證或可認購任何股份之類似權利之證券，並訂立或授出須要或可能須要配發及發行股份之建議、協議或購股權；

(b) 上文(a)項之批准可授權董事在有關期間內訂立或授出須要或可能須要於有關期間內及/或結束後配發及發行股份之建議、協議或購股權；

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

茲通告SCMP集團有限公司股東週年大會謹訂於二零零六年五月二十五日(星期四)上午十一時正，假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行，以處理下列事項：

1. 省覽截至二零零五年十二月三十一日止年度之經審核財務報告及董事會報告與核數師報告。

2. 通過派發末期股息。

3. 重新選舉下列任期屆滿之董事：

   (a) Roberto V. Ongpin先生為非執行董事
   (b) 李國寶爵士為獨立非執行董事
   (c) 郭惠光女士為執行董事

4. 授權董事會釐訂董事酬金。

5. 重新委聘羅兵咸永道會計師事務所為核數師，並授權董事會釐訂其酬金。

6. 作為特別事項，不論作出修訂與否，考慮並酌情通過下列決議案為特別決議案：

「**動議**本公司之公司細則修改如下(於股東週年大會結束後生效)：

(a) 刪除公司細則第97(A)(vi)條，並由下述新公司細則第97(A)(vi)條取代：

97(A)(vi) 倘根據公司細則第104條本公司以普通決議案將彼罷免。

* *僅供識別*

9. 其他資料

茲隨本通函附上本公司二零零五年年報，請股東參考該年報所載之資料，以作出如何在股東週年大會上投票之決定。

此致　*股東台照*

主席
郭孔演
謹啟

二零零六年四月二十六日

李國寶爵士為本公司的獨立非執行董事。本公司已收到李爵士根據上市規則第3.13條所載指引每年確認其獨立性的確認函。董事認為李爵士為及將繼續為獨立人士。於確定李爵士為獨立人士時，董事相信並無任何可能會影響李爵士之判斷的關係或情況，而倘出現此種關係或情況，其影響亦並不重大。董事建議股東投票重選李爵士為本公司的獨立非執行董事。

此外，郭惠光女士同意膺選連任。郭女士於二零零四年獲重選，並自其上次獲重選後為其中一位任期最長之董事，根據公司細則第99條，將輪值退任。郭女士可於股東週年大會膺選連任。

謹請股東考慮及按大會通告第3項決議案分別及個別投票重新選舉上述每一位董事。將於股東週年大會上重新選舉之董事的簡歷和持有本公司股份之資料載於本函件附件四。

7. 股東週年大會

股東週年大會將於二零零六年五月二十五日(星期四)上午十一時正假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行。大會通告載於本函件附件一。該大會將考慮作為股東週年大會一般事項之若干決議案。此外，亦請股東考慮載於大會通告有關建議修改公司細則之第6項特別決議案，以及有關授予董事一般授權以發行及購回股份及採納新購股權計劃之第7項至第10項普通決議案。

無論 閣下能否出席股東週年大會，務請 閣下將隨附之代表委託書按其印列之指示填妥並交回本公司，地址為香港新界大埔工業邨大發街22號南華早報中心。填妥之代表委託書須於二零零六年五月二十三日(星期二)上午十一時前交回本公司。填妥及交回代表委託書後， 閣下仍可親自出席股東週年大會，並在大會上投票。

股東於股東週年大會對建議的決議案要求以投票方式表決之權利，載於本函件附件五。

8. 推薦意見

董事認為所有建議之決議案皆符合本公司及股東之整體最佳利益，並建議股東投票贊成將在股東週年大會上提呈之各項決議案。

現有計劃將於二零零七年十月二十七日屆滿。購股權不可於授出後之一年內或現有計劃屆滿後行使。因此，根據現有計劃於二零零六年十月二十七日或以後授出任何購股權將不切實際。就此，本公司建議採納新購股權計劃，以使可於將來授出購股權予本集團之合資格僱員或董事。董事認為為使本集團可激勵僱員於日後竭盡全力作出貢獻，以及吸納及挽留具經驗及材能之員工，尤為重要者，本集團應獲准為彼等(如適用)提供獎勵，給予彼等擁有本公司權益之機會及/或就彼等過往作出之貢獻給予獎勵。

假設於最後實際可行日期至生效日期期間本公司之已發行股本並無變動，則於生效日期根據新購股權計劃將予發行之股份為156,094,559股，佔於最後實際可行日期本公司已發行股本之10%。

本公司將向聯交所申請批准新購股權計劃、其後根據該計劃授出購股權，以及根據新購股權計劃授出之購股權獲行使而予發行之股份上市及買賣。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告之第10項普通決議案，以通過新購股權計劃，並授權董事當根據新購股權計劃授出之購股權獲行使時發行及配發股份。新購股權計劃之主要條款概要載於本函件附件三。

新購股權計劃文件於緊接股東週年大會舉行前14日期間之一般辦公時間內，可於本公司之主要營業地點(地址為香港新界大埔工業邨大發街22號南華早報中心)及於股東週年大會上查閱。

6. 重新選舉任期屆滿之董事

按本公司之公司細則第99條，每位董事須不遲於其上次獲選或重選後的第三次股東週年大會上退任。若須退任之董事人數少於當時董事人數的三分之一(或最接近三分之一的人數)，額外董事自其上次獲選或重選後而任期最長者須輪值退任，以填補不足，以使每年股東週年大會均有三分之一(或最接近三分之一)的董事輪值退任。

Roberto V. Ongpin先生及李國寶爵士於二零零三年獲重選。彼等將任滿告退，並可於股東週年大會膺選連任。Ongpin先生及李爵士均願意膺選連任。

之前提下，還請股東擴大上述發行股份之一般授權，以包括根據購回股份一般授權購回之股份總面值等額之股份，惟購回股份數額不得超過本公司於通過決議案之日已發行股本總面值之10%。

4. 購回股份之一般授權

於二零零五年五月二十五日舉行之本公司上屆股東週年大會上，董事獲授予一項一般授權，授權董事可購回總面值不超過本公司於通過有關決議案之日已發行股份總面值10%之股份。該項一般授權將於股東週年大會結束後失效。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告關於將上述授權展期之第8項普通決議案，授權董事可購回總面值不超過本公司於通過決議案之日已發行股份總面值10%之股份。按截至最後實際可行日期本公司已發行股份1,560,945,596股計算，並假設於股東週年大會前並無發行或購回任何股份，本公司將可根據此授權購回最多156,094,559股股份。

根據上市規則，本函件附件二為一份説明文件，向股東提供所有合理所需之資料，使股東能在充分掌握有關資料之情況下，決定是否投票同意將在股東週年大會上提呈將該授權展期以使董事可購回股份之決議案。

5. 採納新購股權計劃

本公司之購股權計劃(「現有計劃」)於一九九七年十月二十七日獲股東通過。現有計劃於二零零零年十一月六日獲股東通過作出修訂，並於二零零二年五月二十九日舉行之股東週年大會上再作修訂，以符合經修訂之上市規則第十七章。於最後實際可行日期，本公司之已發行股本為1,560,945,596股，董事已根據現有計劃授予購股權，以認購合共22,867,500股股份，佔於最後實際可行日期本公司已發行股本約1.465%，其中可認購合共1,435,000股股份及合共14,369,500股股份之購股權分別已被行使及已告失效。現有計劃自股東採納以來概無購股權被註銷。因此，於最後實際可行日期，在現有計劃項下未獲行使之購股權合共可認購7,063,000股股份，佔於最後實際可行日期本公司已發行股本約0.452%，該等購股權將繼續有效直至現有計劃屆滿。

2. 修改公司細則

為使本公司之公司細則符合上市規則近期作出之修訂，現建議對本公司之公司細則若干規定作如下修改：

(a) 以新公司細則第97(A)(vi)條取代公司細則第97(A)(vi)條，可以普通決議案罷免董事。

(b) 以新公司細則第103條取代公司細則第103條，提議選舉一名人士出任董事而發出通知以及就該名人士表明願意接受選舉而發出通知的最短期限，至少為七天。

(c) 以新公司細則第104條取代公司細則第104條，本公司可以普通決議案罷免任期未屆滿的董事。

建議修改之公司細則符合百慕達法律條文和上市規則的有關要求。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告之第6項特別決議案，以通過對本公司的公司細則之建議修訂。

3. 發行股份之一般授權

於二零零五年五月二十五日舉行之本公司上屆股東週年大會上，董事獲授予一項一般授權，授權董事可配發、發行及處理不超過本公司於通過有關決議案之日已發行股本20%之新股份。該項一般授權將於股東週年大會結束後失效。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告關於將上述授權展期之第7項普通決議案，授權董事可配發、發行及處理總面值不超過本公司於通過決議案之日已發行股本20%之新股份。該一般授權（如獲股東批准）將在由通過此決議案之日起至本公司下屆股東週年大會結束之日，或按照本公司之公司細則或任何適用法例規定本公司下屆股東週年大會召開期限屆滿之日，或本公司股東在股東大會上通過一項普通決議案撤銷或修改此項決議案之日（以其中的最早日期為準）止的期間內有效。在股東如以下所述授予董事購回股份一般授權

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

董事：	***註冊地址：***
執行董事	Canon's Court
郭孔演*(主席)*	22 Victoria Street
郭惠光	Hamilton, HM12
	Bermuda
非執行董事	
Roberto V. Ongpin *(副主席)*	***主要營業地點：***
邱繼炳博士	香港新界大埔工業邨
黃志祥	大發街22號南華早報中心
獨立非執行董事	
夏佳理	
利定昌	
李國寶爵士	

敬啟者：

建議修改公司細則、
授予發行和購回股份之一般授權
及
採納新購股權計劃
及
股東週年大會通告

1. 緒言

本函件旨在向股東提供有關提呈即將於股東週年大會建議通過修改公司細則、授予董事發行和購回股份之一般授權及採納新購股權計劃的資料。本函件附件一載有股東週年大會通告。在該大會上，股東將被邀考慮及酌情通過有關修改公司細則、授予董事發行和購回股份之一般授權及採納新購股權計劃之決議案，以及作為股東週年大會一般事項之若干其他決議案。

* *僅供識別*

「新購股權計劃」	將於本公司之股東週年大會上採納之新購股權計劃，其主要條款載於本通函第18頁至第26頁
「授出日期」	董事召開會議以建議及批准授予購股權之日(必須為營業日)
「購股權」	根據新購股權計劃可認購股份而當時仍然有效之購股權
「購股權持有人」	任何根據新購股權計劃之條款接納建議授出購股權之行政人員
「其他購股權計劃」	本公司任何及所有涉及授予新股份或本公司其他新證券之計劃(新購股權計劃除外)
「證券及期貨條例」	證券及期貨條例(香港法例第571章)
「股份」	本公司股本中每股面值0.10港元之普通股
「股東」	已發行股份之持有人
「聯交所」	香港聯合交易所有限公司
「認購價」	根據新購股權計劃釐定或不時修訂於行使購股權時應付之每股股份價格
「附屬公司」	指一間現時及不時根據香港公司條例(香港法例第32章)或百慕達公司法1981(經不時修訂)或該公司成立地點之當地公司法例、法令及/或條例之涵義之附屬公司
「收購守則」	香港公司收購及合併守則

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	本公司將於二零零六年五月二十五日(星期四)上午十一時正假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會
「大會通告」	載於本通函第9頁至第14頁召開股東週年大會之通告
「董事會」	董事會
「營業日」	香港銀行營業日(不包括星期六)
「公司細則」	本公司於一九九六年十一月四日採納並經不時修訂、補充或變更之公司細則
「本公司」	SCMP集團有限公司，在百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	本公司之董事
「生效日期」	本公司於股東大會上批准新購股權計劃之相關決議案獲通過之日
「行政人員」	任何人士為(或於生效日期後之任何時間成為)本公司或任何附屬公司之全職僱員或執行董事，並於授出日期前己成為僱員或執行董事最少兩年，以及董事指定為行政人員之本公司或任何附屬公司之任何其他僱員或執行董事
「本集團」	本公司及其附屬公司
「最後實際可行日期」	二零零六年四月二十一日，即本通函付印前用以確認所載若干資料之最後實際可行日期
「上市規則」	現有生效之聯交所證券上市規則

目　錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下SCMP集團有限公司之股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委託書交予買主或受讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本通函全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

建議修改公司細則、
授予發行和購回股份之一般授權
及
採納新購股權計劃
及
股東週年大會通告

於本通函第9頁至第14頁載有召開SCMP集團有限公司將於二零零六年五月二十五日(星期四)上午十一時正假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東週年大會之通告。無論　閣下能否出席該會，務請將隨附本通函之代表委託書按其印列之指示填妥，並於大會指定舉行時間48小時前交回本公司，地址為香港新界大埔工業邨大發街22號南華早報中心。填妥及交回代表委託書後，　閣下仍可親自出席大會，並在大會上投票。

二零零六年四月二十六日

* *僅供識別*

RECEIVED
2006 MAY -4 A 10: 52

SCMP GROUP LIMITED
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability) (Stock Code: 583)

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of SCMP Group Limited will be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Thursday, 25 May 2006 at 11:00 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Directors' Report and Auditors' Report for the year ended 31 December 2005.
2. To approve the payment of a final dividend.
3. To re-elect the following retiring Directors:
   (a) Mr. Roberto V. Ongpin as Non-executive Director
   (b) Dr. The Hon. Sir David Li Kwok Po as Independent Non-executive Director
   (c) Ms. Kuok Hui Kwong as Executive Director
4. To authorise the Board to fix Directors' fee.
5. To re-appoint PricewaterhouseCoopers as Auditors and authorise the Board to fix their remuneration.
6. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as a special resolution:

   "THAT, with effect from the conclusion of the Annual General Meeting, the Bye-Laws of the Company be amended as follows:

   (a) by deleting Bye-Law 97(A)(vi) in its entirety and replacing it with the following:

   97(A)(vi) if he shall be removed from office by an Ordinary Resolution of the Company under Bye-Law 104.

   (b) by deleting Bye-Law 103 in its entirety and replacing it with the following:

   103 No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of a Director at any general meeting unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been lodged at the Head Office or at the Registration Office. The period for lodgment of the notice required under this Bye-Law will be at least 7 days, commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than 7 days prior to the date of such meeting.

   (c) by deleting Bye-Law 104 in its entirety and replacing it with the following:

   104 The Company may by Ordinary Resolution and subject to the provisions of the Companies Act, remove any Director (including a Managing Director or other Executive Director) before the expiration of his period of office notwithstanding anything in these Bye-Laws or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and may elect another person in his stead. Any person so elected shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at such meeting, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting."

7. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

   "THAT:

   (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into such Shares or options or warrants or similar rights to subscribe for any Shares and to make or grant offers, agreements and options which would or might require Shares to be allotted and issued be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require Shares to be allotted and issued during and/or after the end of the Relevant Period;

   (c) the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the approval in paragraphs (a) and (b) above, otherwise than pursuant to or in consequence of:

      (i) a Rights Issue (as hereinafter defined); or
      (ii) the exercise of the conversion rights under the terms of any securities which are convertible into Shares; or
      (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or
      (iv) the exercise of rights of subscription under the terms of any warrants issued by the Company; or
      (v) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-Laws of the Company;

   shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution; and

   (d) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until the earliest of:

      (i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and
      (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and
      (iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting.

   "Rights Issue" means an offer of Shares, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the Directors to holders of Shares on the Register of Members of the Company on a fixed record date and, where appropriate, the holders of other equity securities of the Company entitled to be offered therein, in proportion to their then holdings of such Shares or other equity securities (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

8. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

   "THAT:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its Shares, subject to and in accordance with all applicable laws and/or requirements of the Listing Rules be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of Shares which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period should not exceed 10 per cent. of the aggregate nominal amount of Shares in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

   (c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until the earliest of:

      (i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and
      (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and
      (iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting."

9. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

   "THAT, subject to the passing of the resolutions 7 and 8 above, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and deal with additional Shares pursuant to resolution 7 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of Shares repurchased by the Company under the authority granted pursuant to resolution 8 above, provided that such amount of Shares so repurchased shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution."

10. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

   "THAT, subject to and conditional upon The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of and permission to deal in, the shares in the capital of the Company (the "Shares") to be issued and allotted pursuant to the exercise of any options that may be granted under the new share option scheme of the Company (the "New Share Option Scheme"), the terms of which are contained in the document marked "A" produced to the meeting and for the purpose of identification signed by the Chairman of the meeting, the New Share Option Scheme be approved and adopted as the new share option scheme of the Company and that the Directors of the Company be and are hereby authorised to do on behalf of the Company all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the New Share Option Scheme, including but not limited to the following:

   (a) to administer the New Share Option Scheme under which options will be granted to participants eligible under the New Share Option Scheme to subscribe for Shares;

   (b) to modify and/or amend the New Share Option Scheme from time to time provided that such modification and/or amendment is/are effected in accordance with the provisions of the New Share Option Scheme relating to modification and/or amendment and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange;

   (c) to offer or grant options and issue and allot such number of Shares in the capital of the Company as may be required to be issued upon the exercise of any options under the New Share Option Scheme from time to time, subject always to the limits and restrictions as set out in the New Share Option Scheme; and

   (d) to make application at the appropriate time or times to the Stock Exchange and any other stock exchanges upon which the issued Shares may be listed at the relevant time for the listing of and permission to deal in any Shares which may hereafter from time to time be issued and allotted pursuant to the exercise of options granted pursuant to the New Share Option Scheme."

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 26 April 2006

As at the date hereof, the Board comprises:

Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Robert Ng Chee Siong

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang and Dr. The Hon. Sir David Li Kwok Po

Notes:

(1) A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote in his or her stead and any such member who is a holder of two or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his or her stead. A proxy need not be a member of the Company. In the event that a member appoints more than one proxy, on a show of hands, all such proxies shall collectively have one vote unless otherwise provided for in the Bye-Laws of the Company.

(2) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

(3) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands will for this purpose be deemed joint holders thereof.

(4) To be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be lodged at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and, in any event, not less than 48 hours before the time appointed for the holding of the above meeting. Completion and deposit of the form of proxy will not preclude a member from attending and voting in person at the above meeting if the member so wishes.

(5) The register of members of the Company will be closed from Friday, 19 May 2006 to Wednesday, 24 May 2006, both dates inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Thursday, 18 May 2006 so as to qualify for the proposed final dividend and attending the above meeting.

(6) Members of the Company are advised to read the circular to shareholders dated 26 April 2006 which contains information concerning the resolutions to be proposed in this notice.

* *For identification purpose only*









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www.scmpgroup.com

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Corporate Communications
Irene Ho (852) 2565 2415

Company Secretary
Vera Leung (852) 2680 8805